As filed with the Securities and Exchange Commission on August 29, 2025

Registration No.   333-283346

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.        1

Post-Effective Amendment No.

and/or

ASPIDA LIFE INSURANCE COMPANY

(Name of Insurance Company)

2327 Englert Drive, Durham, NC 27713

(Address of Insurance Company’s Principal Executive Offices)

(866) 511-6910

(Insurance Company’s Telephone Number, including Area Code)

Taiesha McBroom

Chief Legal Officer

Aspida Life Insurance Company

2327 Englert Drive

Durham, NC 27713

(919) 246-3105

(Name and Address of Agent for Service)

Copies of all communications to:

Stephen E. Roth, Esq.

Partner

Eversheds Sutherland (US) LLP

700 Sixth Street, NW, Suite 700

Washington, DC 20001

(202) 383-0100

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

Check each box that appropriately characterizes the Registrant:

☒	New Registrant (as applicable, a Registered Separate Account or Insurance Company that has not filed a Securities Act registration statement or amendment thereto within 3 years preceding this filing)

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”))

☐	If an Emerging Growth Company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act

☒	Insurance Company relying on Rule 12h-7 under the Exchange Act

☐	Smaller reporting company (as defined by Rule 12b-2 under the Exchange Act

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such dates as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Aspida DreamPathSM Annuity

Individual Single Premium Deferred Index-Linked Annuity Contract

Issued By:

ASPIDA LIFE INSURANCE COMPANY

Prospectus Dated: September 15, 2025

This prospectus provides information you should know before you purchase the Aspida DreamPathSM Annuity (the “Contract”), issued by Aspida Life Insurance Company (the “Company,” “we,” “our,” or “us”). The Contract is a single premium deferred index-linked annuity contract that is designed to help you invest on a tax-deferred basis and meet long-term financial goals. You may not make additional Premium Payments after your initial Premium Payment. This prospectus is not your Contract. This prospectus describes all material terms of the Contract, including material state variations. You should carefully read this prospectus and speak with your financial professional about whether the Contract is appropriate for you. You should also consult with a tax professional. Certain words and phrases used and capitalized throughout the prospectus are defined in the section titled “Definitions.”

The Contract is a complex investment and involves risks, including potential loss of principal.

The Contract allows you to allocate your Premium among the Contract’s Investment Options (“Investment Options”), which include index-linked investment options (“Indexed Crediting Rate Strategies”) and a Fixed Crediting Rate Strategy.

●

Each Indexed Crediting Rate Strategy is tied to the performance of a market index for a specific period (a “Strategy Period”). Each Indexed Crediting Rate Strategy has an applicable crediting strategy that includes either a “Buffer Percentage” or “Floor Percentage” downside feature that provides limited protection against a negative Index Return for the Strategy Period (or, for Indexed Crediting Rate Strategies with a Guaranteed Annual Cap Rate and Buffer, each Contract Year during a Strategy Period). At the end of a Strategy Period, you may lose up to 90% of your investment in an Indexed Crediting Rate Strategy with a −10% Buffer Percentage, up to 80% of your investment in an Indexed Crediting Rate Strategy with a −20% Buffer Percentage and up to 10% of your investment in an Indexed Crediting Rate Strategy with a −10% Floor Percentage. If you select an Indexed Crediting Rate Strategy with a Guaranteed Annual Cap Rate and Buffer, at the end of a Strategy Period you could lose significantly more due to compounding annual losses. We will always offer an Indexed Crediting Rate Strategy with the protection of at least a −5% Buffer Percentage.

Each Indexed Crediting Rate Strategy has either (1) an “Index Cap Rate,” which is the maximum positive Index Return that can be credited under an Indexed Crediting Rate Strategy for a Strategy Period (or, in the case of an Indexed Crediting Rate Strategy with a Guaranteed Annual Cap Rate and Buffer, for each Contract Year during a Strategy Period); (2) an “Index Participation Rate,” which is the factor by which any positive Index Return is multiplied to determine your interest credit for a Strategy Period; or (3) an “Index Trigger Rate,” which is a fixed percentage that will determine your interest credit for a Strategy Period if the Index Return equals or exceeds the Trigger Threshold, which will never be greater than -1% or lower than the Buffer Percentage. We may change Index Cap Rates, Index Participation Rates and Index Trigger Rates and Trigger Thresholds for each Strategy Period. We may add or remove Indexed Crediting Rate Strategies from time to time. The Index Cap, Index Participation Rate or Index Trigger Rate may limit the amount that will be credited to your Contract, and you may earn less than the Index Return during a Strategy Period. We will not establish an Index Cap Rate below 2%, 5%, and 10% for a 1, 3, and 6-year Strategy, respectively. We will not establish an Index Cap Rate for an Indexed Crediting Rate Strategy with a Guaranteed Annual Cap Rate and Buffer below 2%. We will not establish an Index Participation Rate below 10%. We will not establish an Index Trigger Rate below 2%, 5%, and 10% for a 1, 3, and 6-year Strategy, respectively, and we will not establish a Trigger Threshold greater than -1%.

●	The Fixed Crediting Rate Strategy guarantees principal and a rate of interest for a 1-year Strategy Period.

For additional information about each Indexed Crediting Rate Strategy and the Fixed Crediting Rate Strategy, please see Appendix A: Investment Options Available Under the Contract.

The Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash. Withdrawals could result in surrender charges, negative Strategy Interim Value Adjustments, taxes and tax penalties. Transactions, including withdrawals, surrenders, annuitization and payment of Death Benefits, will be based on your Contract Value. During a Strategy Period prior to the Strategy Maturity Date, your Contract Value in an Indexed Crediting Rate Strategy is the Strategy Interim Value, which represents the value of the hypothetical investments and derivatives designed to replicate interest credits provided on the Strategy Maturity Date. The Strategy Interim Value may be higher or lower than the Strategy Base Value. Under extreme circumstances, you could lose up to 100% of your investment in an Indexed Crediting Rate Strategy if you remove funds prior to the Strategy Maturity Date due to a Strategy Interim Value Adjustment. The Contract permits ongoing Withdrawals from the Investment Options prior to the end of a term and these Withdrawals may have an adverse effect on Contract Value. If you intend to make such ongoing Withdrawals, you should consult with a financial professional about the appropriateness of the Contract for you.

Our obligations under the Contract are subject to our financial strength and claims paying ability. You should not buy this Contract if you are not willing to assume its investment risks. See 4. Principal Risks of Investing in the Contract.

If a Contract is purchased as a qualified Contract, such as an Individual Retirement Annuity (“IRA”), it does not provide tax deferral benefits beyond those already provided under the Internal Revenue Code. Amounts withdrawn from the Contract may be taxable, and, if you are under age 59½, amounts you withdraw from the Contract may also be subject to a 10% federal tax, in addition to any other state and federal income tax payable. Investors should consult with their tax advisor for more information.

If you are a new investor in the Contract, you may cancel your Contract within 21 days (30 days if this Contract replaces another annuity contract) of receiving it without paying fees or penalties. In some states, this cancellation period may be longer. Upon cancellation, you will receive a full refund of the amount you paid with your application minus any withdrawals. In certain states, we may be required to refund your Contract Value, in which case you may incur a negative Strategy Interim Value Adjustment. You should review this prospectus, or consult with your investment professional, for additional information about the specific cancellation terms that apply.

Please read this prospectus before investing and keep it for future reference. This prospectus does not constitute an offering in any jurisdiction in which the Contract may not lawfully be sold.

The Contracts may be distributed through broker-dealers that have relationships with banks or other financial institutions or by employees of such banks. However, an investment in the Contract is not a deposit or obligation of any bank and is not insured or guaranteed by any bank, the Federal Deposit Insurance Corporation (the “FDIC”) or any other government agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense. Additional information about certain investment products, including index-linked annuity contracts, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

Definitions		1

1.	Overview of the Contract	5

2.	Important Information You Should Consider About the Contract	8

3.	Fee Table	12

4.	Principal Risks of Investing in the Contract	13

	Market Risk and Risk of Loss in Indexed Crediting Rate Strategies	13

	Early Withdrawal Risk	13

	Indexed Crediting Rate Strategy Risk	13

	Liquidity Risk	19

	Strategy Interim Value Risk	19

	Performance Lock Risk	20

	Fixed Crediting Rate Strategy Risk	21

	Insurance Company Risks	21

	Risk of Adverse Tax Consequences	21

	Business Disruption and Cybersecurity Risks	22

5.	About the Company and How to Contact Us	23

6.	Fees, Charges and Adjustments	24

	Withdrawal Charges	24

	Free Withdrawals	24

	Transaction Fees	25

	State Premium Taxes	25

	Adjustments	25

7.	Purchasing the Contract	27

	Single Premium Payment	27

	Initial Rates and Rate Lock	27

	Allocating Your Premium Payment	28

	Contract Owner’s Rights	28

	Assignment	28

	Right To Examine	29

	Electronic Delivery	29

8.	The Indexed Crediting Rate Strategies	30

	General	30

	Strategy Periods	30

	Crediting Methods	31

	Performance Lock Feature	38

	Indices	40

	New, Replaced or Discontinued Indices and Indexed Crediting Rate Strategies	44

9.	The Fixed Crediting Rate Strategy	46

10.	Valuing Your Contract	47

	Contract Value	47

	Fixed Crediting Rate Strategy Value	47

	Indexed Crediting Rate Strategy Value	47

	Impact of Withdrawals from Indexed Crediting Rate Strategies	48

11.	Options at End of Strategy Period	50

12.	Access to Your Money During the Accumulation Phase	50

	Types Of Withdrawals	50

	Partial Withdrawals	51

	Systematic Withdrawals	51

	Full Surrenders	52

	Withdrawal Charge Waivers	52

13.	Annuity Payments	55

	Annuitization Date	55

	Annuity Payments	55

	Annuitization Options	55

	Death During Annuity Phase	56

	Proof of Age or Sex	56

14.	Benefits Available Under the Contract	58

	Death Benefit	59

15.	Taxes	62

16.	Additional Information	69

	General Account	69

	Unregistered Separate Account	69

	Changes to the Separate Account	69

	Abandoned Property Requirements	69

	Suspension of Payments or Transfers	69

	Restrictions on Financial Transactions	70

	Distribution	70

	Amendments to the Contract	71

	Account Statements	71

	Certain Transactions	71

	Legal Proceedings	72

	Financial Statements	72

	State Variations	72

Appendix A: Investment Options Available Under the Contract		73

Appendix B: Material State Variations		76

Appendix C: Index Disclosures		77

Definitions

Administrative Office —	The address for submitting all correspondence and Notices to the Company, which is:

2327 Englert Drive

Durham, NC 27713

Annuitant — The person, including any Joint Annuitant, whose life determines the annuity benefit under this Contract. Except in the case of ownership by a non-natural person, the Annuitant must be an Owner.

Annuitization Date — The date the annuity phase of the Contract begins. If you do not elect an earlier Annuitization Date, the Annuitization Date will be the Maturity Date. You may not elect an Annuitization Date earlier than the first Contract Anniversary Date.

Buffer Percentage — The portion of any negative Index Return that we absorb on a Strategy Maturity Date for a particular Strategy. Any percentage decline in a Strategy’s Index Return in excess of the Buffer Percentage reduces your Strategy Maturity Value. We currently offer Buffer Percentages of –10% and -20%.

Business Day — Any day the New York Stock Exchange (“NYSE”) is open for regular trading. The Business Day generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). If the SEC determines the existence of emergency conditions on any day, and consequently, the NYSE does not open, then that day is not a Business Day.

Cash Value — The Contract’s Cash Value is equal to the Contract Value, less any applicable Withdrawal Charges.

Company — Refers to Aspida Life Insurance Company. The terms “we”, “us”, and “our” are also used to identify the Company.

Contract Anniversary Date — The annual anniversary of the Contract Effective Date for every year the Contract is in force.

Contract Effective Date — The date the Contract goes into effect. Contract Year and Contract Anniversaries are computed from the Contract Effective Date.

Contract Value — The total of the values you have allocated to (i) the Indexed Crediting Rate Strategies and (ii) the Fixed Crediting Rate Strategy. On the Strategy Start Date, your value in an Indexed Crediting Rate Strategy is the Strategy Base Value. Thereafter, prior to the Strategy Maturity Date, your value in an Indexed Crediting Rate Strategy is the Strategy Interim Value. On the Strategy Maturity Date, your value in an Indexed Crediting Rate Strategy is the Strategy Maturity Value. These amounts are also subject to certain fees and charges discussed in “Fees, Charges, and Adjustments” in this prospectus.

Contract Year — Each period of 12-months beginning on the Contract Effective Date and each Contract Anniversary Date.

Due Proof — Information or evidence submitted to us that we find sufficient to confirm the existence of a fact or condition.

Fixed Crediting Rate Strategy — The Fixed Crediting Rate Strategy is part of our general account and pays interest at guaranteed rates. We assign an interest rate to each amount allocated to the guaranteed interest option. This rate is guaranteed for a Contract Year.

Floor Percentage — The maximum amount of negative Index Return you could absorb at the end of the Strategy Period. You will not bear any negative Index Return beyond the Floor Percentage.

Good Order — When an instruction or request is received in our Administrative Office, or other place we may specify, and it has such clarity and completeness that we do not have to exercise any discretion to carry out the instruction or request. We may require that the instruction or request be given in a certain form.

Guaranteed Annual Cap Rate and Buffer — If an Indexed Crediting Rate Strategy has a Guaranteed Annual Cap Rate and Buffer, the Index Cap Rate and the Buffer Percentage will apply separately for each Contract Year during the 6-year Strategy Period. The annual Indexed Crediting Rate will be calculated in the same manner as for a point-to-point Indexed Crediting Rate Strategy, except it will be calculated on each Contract Anniversary. However, no Indexed Strategy Interest will be credited to the Indexed Crediting Rate Strategy until the Strategy Maturity Date.

Guaranteed Minimum Cap Rate — We will not establish an Index Cap Rate below 2%, 5%, and 10% for a 1, 3, and 6-year Strategy, respectively.

Guaranteed Minimum Participation Rate — We will not establish an Index Participation Rate below 10%.

Guaranteed Minimum Trigger Rate — We will not establish an Index Trigger Rate below 2%, 5%, and 10% for a 1, 3, and 6-year Strategy, respectively.

Index or Indices — An Index used to determine the Index Strategy Interest for an Indexed Crediting Rate Strategy. We currently offer Indexed Crediting Rate Strategies based on the performance of the S&P 500® Index, the Russell 2000® Index, the Nasdaq-100 Index and the MSCI EM Index. Each Index is a “price return index,” not a “total return index,” and therefore does not reflect the dividends paid on the securities composing the Index, which will reduce the Index return and may cause the Index to underperform a direct investment in the securities composing the Index. In the future, we may offer Indexed Crediting Rate Strategies based on other Indices.

Index Cap Rate — The maximum percentage rate that will apply to the calculation of any Indexed Strategy Interest. For example, if the Indexed Crediting Rate Strategy has a 10% Index Cap Rate and the Index Return at the end of the Strategy Period is 8%, your investment tied to that Indexed Crediting Rate Strategy will gain 8%. If the Index Return at the end of that Strategy Period had been 15%, your investment would only have gained 10% due to the Index Cap Rate limitation.

Index Participation Rate — The percentage rate that will be multiplied by a positive Index Return to determine the Indexed Strategy Interest credited on the Strategy Maturity Date. For example, if the Indexed Crediting Rate Strategy has a 90% Index Participation Rate and the Index Return at the end of the Strategy Period is 10%, your Indexed Crediting Rate will be 9%, meaning your investment will gain 9%.

Index Return — For an Indexed Crediting Rate Strategy, the percentage change in the value of the related Index from the Strategy Start Date to the Strategy Maturity Date (or, in the case of an Indexed Crediting Rate Strategy with a Guaranteed Cap Rate and Buffer, from the beginning to the end of each Contract Year during a Strategy Period). The Index Return may be positive or negative.

Index Trigger Rate —The percentage rate that will be used as the Indexed Crediting Rate to determine the Indexed Strategy Interest credited on the Strategy Maturity Date if the Index Return equals or exceeds the Trigger Threshold. Because the Trigger Threshold will always be negative, an Indexed Crediting Rate Strategy with an Index Trigger Rate is a “Dual Direction” strategy because if the Index Return for the Strategy Period is either positive, zero or negative but at least the Trigger Threshold, your Indexed Crediting Rate will be positive in the amount of the Index Trigger Rate. For example, if the Indexed Crediting Rate Strategy has a 6% Index Trigger Rate and a Trigger Threshold of -3% and the Index Return at the end of the Strategy Period is -3% or higher, your Indexed Crediting Rate will be 6%, meaning your investment will gain 6%. The Index Trigger Rate may be more or less than the Index Return for the Strategy Period.

Indexed Crediting Rate — If the Index Return is positive (or, in the case of an Indexed Crediting Rate Strategy with an Index Trigger Rate, the Index Return equals or exceeds the Trigger Threshold), then the Indexed Crediting Rate is a rate equal to the Index Return adjusted by either the Index Cap Rate, Index Participation Rate or Index Trigger Rate. For Indexed Crediting Rate Strategies with a Buffer Percentage, if the Index Return is negative (or, in the case of an Indexed Crediting Rate Strategy with an Index Trigger Rate, the Index Return is less than the Trigger Threshold) but declines by a percentage less than or equal to the Buffer Percentage, then the Indexed Crediting Rate is 0%. If the Index Return is negative, and declines by more than the Buffer Percentage, then the Indexed Crediting Rate is negative, but will not reflect the first -10% or -20% of downside performance, depending on the Buffer Percentage applicable to that Indexed Crediting Rate Strategy. For Indexed Crediting Rate Strategies with a Floor Percentage, if the Index Return is negative, but declines by a percentage less than or equal to the Floor Percentage, then the Indexed Crediting Rate is the Index Return. If the Index Return is negative, and declines by more than the Floor Percentage, then the Indexed Crediting Rate is the Floor Percentage.

Indexed Crediting Rate Strategy — An Investment Option we establish with a specific Index; Strategy Period; Floor Percentage or Buffer Percentage; Index Cap Rate, Index Trigger Rate and Trigger Threshold or Index Participation Rate; and Strategy Maturity Date.

Indexed Strategy Interest —The dollar amount that is credited to the Indexed Crediting Rate Strategy on the Strategy Maturity Date. Indexed Strategy Interest may be positive, negative or equal to zero.

Investment Options — The Fixed Crediting Rate Strategy and the Indexed Crediting Rate Strategies.

Joint Annuitant — If two people are named as Annuitants, each Annuitant will be a Joint Annuitant.

Maturity Date — The Contract Anniversary Date in the year following the date that the Annuitant reaches the maturity age, which is set forth in the Contract and is generally the Annuitant’s 115th birthday. The Maturity Date is the date on which income payments begin if you do not elect an earlier Annuitization Date.

Minimum Nonforfeiture Amount — The minimum nonforfeiture amount equals eighty-seven and a half percent (87.5%) of any allocation to the Fixed Crediting Rate Strategy, plus interest credited daily at the nonforfeiture interest rate (0.25% to 3.00%), less any partial Withdrawals and transfers out of the Fixed Crediting Rate Strategy. The nonforfeiture interest rate used to calculate the minimum nonforfeiture amount is determined by us at issue according to the Standard Nonforfeiture Law for Individual Deferred Annuities.

Owner — The person who owns all rights and privileges of this Contract (includes a Joint Owner, if any). If the Owner is not a natural person, the Owner must be an entity with its own taxpayer identification number (TIN). The terms “you” and “your” are also used to identify the Owner.

Premium or Premium Payment —Your investment in the Contract on the Contract Effective Date. This is a single premium Contract, and you cannot add to your initial investment.

Request, Notice, or Written Request — A request in writing on a form acceptable to us, signed and dated by you and received by us at our Administrative Office.

Required Minimum Distribution (or RMD) — The amount required to be distributed each calendar year for purposes of satisfying the RMD rules of Section 401(a)(9) of the Internal Revenue Code and related Code provisions, provided that the amount does not exceed the minimum distribution amount that would have been calculated based on the value of this Contract alone.

SEC — Securities and Exchange Commission.

Strategy Base Value — The amount transferred to a Crediting Rate Strategy on its Strategy Start Date, as adjusted for any Withdrawals and charges from that Crediting Rate Strategy.

Strategy Interim Value — The value of your investment in an Indexed Crediting Rate Strategy prior to the Strategy Maturity Date, based on the market value of a hypothetical portfolio of derivatives supporting the Indexed Crediting Rate Strategy.

Strategy Interim Value Adjustment — A gain or loss that you incur if amounts are removed from an Indexed Crediting Rate Strategy prior to the Strategy Maturity Date that is reflected in the value of your investment in the Indexed Crediting Rate Strategy. The Strategy Interim Value Adjustment is based on the Strategy Interim Value on the date such amounts are removed.

Strategy Maturity Date — The Business Day on which a Strategy Period ends.

Strategy Maturity Value — The value of your investment in an Indexed Crediting Rate Strategy on the Strategy Maturity Date, which equals the Strategy Base Value x (1 + the Indexed Crediting Rate).

Strategy Period — The period from the Strategy Start Date to the Strategy Maturity Date. We currently offer Strategy Periods of one year, three years or six years.

Strategy Start Date — The Business Day on which a new Strategy Period is established.

Surrender — A full Withdrawal and termination of the Contract.

Surrender Value — The Contract Value, based on applicable Strategy Interim Values, minus any applicable Withdrawal Charges. For the amount allocated to the Fixed Crediting Rate Strategy, upon surrender you will not receive less than the Minimum Nonforfeiture Amount.

Trigger Threshold — The level of Index Return at or above which we will credit Indexed Strategy Interest in the amount of the Index Trigger Rate on the Strategy Maturity Date of an Indexed Crediting Rate Strategy with an Index Trigger Rate. The Trigger Threshold will never be greater than -1% or lower than the Buffer Percentage.

Withdrawal — Any withdrawal under the Contract, including a full withdrawal (Surrender), partial withdrawal, withdrawal of the Free Withdrawal Amount, Required Minimum Distribution withdrawal, scheduled withdrawal or unscheduled withdrawal.

1.        Overview of the Contract

Purpose of the Contract

The Contract is designed to help you accumulate assets through investments in the Indexed Crediting Rate Strategies and Fixed Crediting Rate Strategy during the accumulation phase. It can provide or supplement your retirement income by providing a stream of income payments during the annuity phase. It also provides death benefits to protect your beneficiaries. The Contract may be appropriate if you have a long-term investment horizon. It is not intended for people who may need to access invested funds within a short-term timeframe or frequently.

The Contract may be purchased as either “qualified” or “non-qualified” under the Internal Revenue Code. If you purchase a non-qualified Contract, it will provide you with certain tax deferral features under the Code. If you are investing in this Contract through a traditional or Roth Individual Retirement Account (“IRA”), the Contract is a qualified Contract and will not provide you tax deferral benefits in addition to those already provided by your IRA.

Phases of the Contract

The Contract has two phases: an accumulation (savings) phase and an annuity (income) phase.

Accumulation (Savings) Phase

During the accumulation phase, you can allocate your Contract Value to one or more of the available Indexed Crediting Rate Strategies and/or the Fixed Crediting Rate Strategy.

Indexed Crediting Rate Strategies. We will credit positive or negative Indexed Strategy Interest to amounts allocated to an Indexed Crediting Rate Strategy on the Strategy Maturity Date based, in part, on the performance of the applicable Index. You could lose a significant amount of money if the Index declines in value.

We limit the negative Index Return used in calculating the Indexed Crediting Rate on the Strategy Maturity Date by applying either: (i) a Buffer Percentage to absorb negative Index Return up to the amount of the Buffer Percentage; or (ii) a Floor Percentage to absorb negative Index Return in excess of the Floor Percentage. For example, if the Indexed Crediting Rate Strategy has a Buffer Percentage, if the Index Return is −25% and the Buffer Percentage is −10%, the Indexed Crediting Rate would be −15% (the amount that the Index Return exceeds the Buffer Percentage) on the Strategy Maturity Date, meaning that your Strategy Maturity Value will show a 15% decrease from your Strategy Base Value. For Indexed Crediting Rate Strategies with a Guaranteed Annual Cap Rate and Buffer, the Buffer Percentage will absorb negative Index Return up to the amount of the Buffer Percentage each Contract Year during the Strategy Period. Alternatively, if the Indexed Crediting Rate Strategy has a Floor Percentage, if the Index Return is −25% and the Floor Percentage is −10%, the Indexed Crediting Rate would be −10% (the Floor Percentage) on the Strategy Maturity Date, meaning that your Strategy Maturity Value will show a 10% decrease from your Strategy Base Value. We will always offer an Indexed Crediting Rate Strategy with the protection of at least a −5% Buffer Percentage. We do not guarantee that we will always offer an Indexed Crediting Rate Strategy with a Floor Percentage.

If the Index Return is positive (or, in the case of an Index Trigger Rate, equals or exceeds the Trigger Threshold) we determine whether it must be adjusted in calculating the Indexed Crediting Rate on the Strategy Maturity Date by applying either the Index Cap Rate, the Index Participation Rate or the Index Trigger Rate, as follows:

●	If the Strategy includes an Index Cap Rate, we limit the Indexed Crediting Rate to the lesser of the Index Return or the Index Cap Rate. For example, if the Index Return is 12% and the Index Cap Rate is 8%, the Indexed Crediting Rate would be 8% (the lesser of the Index Return and the Index Cap Rate) on the Strategy Maturity Date, meaning that your Strategy Maturity Value will show an 8% increase from your

Strategy Base Value. For Indexed Crediting Rate Strategies with a Guaranteed Annual Cap Rate and Buffer, we limit the annual performance to the lesser of the Index Return or the Index Cap Rate each Contract Year during the Strategy Period. We will not establish an Index Cap Rate below 2%, 5%, and 10% for a 1, 3, and 6-year Strategy, respectively, and we will not establish an Index Cap Rate for an Indexed Crediting Rate Strategy with a Guaranteed Annual Cap Rate and Buffer below 2% (the “Guaranteed Minimum Cap Rate”).

●	If the Strategy includes an Index Participation Rate, we determine the Indexed Crediting Rate by multiplying the Index Return by the Participation Rate, which will limit the Indexed Crediting Rate on the Strategy Maturity Date if the Participation Rate is below 100%. For example, if the Index Return is 12% and the Index Participation Rate is 50%, the Indexed Crediting Rate would be 6% (the Index Return multiplied by the Index Participation Rate) on the Strategy Maturity Date, meaning that your Strategy Maturity Value will show a 6% increase from your Strategy Base Value. Alternatively, if the Index Return is 12% and the Index Participation Rate is 10%, the Indexed Crediting Rate would be 1.2% (the Index Return multiplied by the Index Participation Rate) on the Strategy Maturity Date, meaning that your Strategy Maturity Value will show a 1.2% increase from your Strategy Base Value. We will not establish an Index Participation Rate below 10% (the “Guaranteed Minimum Participation Rate”).

●	If the Strategy includes an Index Trigger Rate, if the Index Return equals or exceeds the Trigger Threshold, the Indexed Crediting Rate will equal the Index Trigger Rate. Because the Trigger Threshold will always be negative, an Indexed Crediting Rate Strategy with an Index Trigger Rate is a “Dual Direction” strategy because if the Index Return for the Strategy Period is either positive, zero or negative but at least the Trigger Threshold, your Indexed Crediting Rate will be positive in the amount of the Index Trigger Rate. For example, if the Index Return is 8%, the Trigger Threshold is -1% and the Index Trigger Rate is 5%, the Indexed Crediting Rate would be 5% on the Strategy Maturity Date, meaning that your Strategy Maturity Value will show a 5% increase from your Strategy Base Value. We will not establish an Index Trigger Rate below 2%, 5%, and 10% for a 1, 3, and 6-year Strategy, respectively (the “Guaranteed Minimum Trigger Rate”), and we will not establish a Trigger Threshold greater than -1%.

Fixed Crediting Rate Strategy. There is only one Fixed Crediting Rate Strategy for the Contract. The Fixed Crediting Rate Strategy has a one-year Strategy Period. Amounts allocated to the Fixed Crediting Rate Strategy earn interest at an annual interest rate declared by us for the Strategy Period.

Additional information about each Indexed Crediting Rate Strategy and the Fixed Crediting Rate Strategy is provided in Appendix A: Investment Options Available Under the Contract.

Annuity (Income) Phase

You enter the annuity phase when you annuitize your Contract. During the annuity phase, you will receive a stream of fixed income payments for the annuity payout period of time you elect. You can elect to receive annuity payments (1) for a fixed period of time; (2) for life; (3) for life plus a fixed period; (4) payments of fixed amounts; or (5) for life of Joint Annuitants. Please note that when you annuitize, your investments are converted to income payments, and you will no longer be able to make any additional Withdrawals from your Contract. All accumulation phase benefits, including the Death Benefit, terminate on the Annuitization Date. The Contract has a maximum annuity commencement date (Maturity Date).

Contract Features

The Contract provides for the accumulation of retirement savings and income. The Contract offers death benefit protection and offers various payout options.

Performance Lock

This feature allows you to lock in an Indexed Crediting Rate Strategy’s Strategy Interim Value prior to the Strategy Maturity Date. Performance Lock is available with each of the Indexed Crediting Rate Strategies for no additional charge. Performance Lock may be of interest to investors who are interested in eliminating some of the uncertainty regarding Index performance for the remainder of a Strategy Period, or who seek to potentially limit the impact of negative Indexed Strategy Interest they may otherwise receive.

You should consult with a financial professional before executing a Performance Lock for Indexed Crediting Rate Strategy. There are significant risks associated with Performance Lock. At the time you exercise a Performance Lock, you will not know the locked-in Strategy Interim Value because it is determined at the end of the Business Day. The locked-in Strategy Interim Value could be lower (or higher) than you anticipated. If you lock-in a Strategy Interim Value that is less than your Strategy Base Value, you will be locking-in a loss, which could be significant. See 4. Principal Risks of Investing in the Contract — Performance Lock Risk and 8. The Indexed Crediting Rate Strategies — Performance Lock Feature.

Access to Your Money

During the accumulation phase you can take Withdrawals from your Contract. Withdrawals will reduce your Contract Value and may be subject to Withdrawal Charges, adjustments for Strategy Interim Value, income taxes and a tax penalty. Withdrawals will also reduce your death benefit (possibly on a greater than dollar-for-dollar basis).

Withdrawal Charge Waivers

Under certain circumstances, we will waive Withdrawal Charges when you take a Withdrawal from your Contract. The Waiver of Withdrawal Charges for Nursing Home Confinement Endorsement (Nursing Home Benefit) allows you to take Withdrawals without incurring any Withdrawal Charges during a period of confinement to a nursing home. The Waiver of Withdrawal Charges for Terminal Illness Endorsement (Terminal Illness Benefit) allows you to take a one-time Withdrawal without incurring any Withdrawal Charges in the event you are diagnosed with a terminal illness after the Contract Effective Date.

Death Benefits

During the accumulation phase, if your age on the Contract Effective Date is younger than 81, your Contract includes a death benefit that pays your beneficiaries an amount equal to the greater of (i) your Premium (reduced proportionally for Withdrawals) or (ii) your Contract Value plus the excess of the Minimum Nonforfeiture Amount over the Contract Value allocated to the Fixed Crediting Rate Strategy, if any. If your age on the Contract Effective Date is 81 or older, the death benefit is your Contract Value plus the excess of the Minimum Nonforfeiture Amount over the Contract Value allocated to the Fixed Crediting Rate Strategy, if any.

Strategy Interim Value Adjustments

We will apply a Strategy Interim Value Adjustment if you make any Withdrawals (including surrender or termination of your Contract, including if you exercise your right to cancel your contract in a state where we are required to refund your Contract Value), annuitize your Contract or upon payment of a death benefit from an Indexed Crediting Rate Strategy on any date prior to the Strategy Maturity Date because the portion of your Contract Value in the Indexed Crediting Rate Strategy will be its Strategy Interim Value. You could lose a significant amount of money due to the Strategy Interim Value Adjustments if amounts are removed from an Indexed Crediting Rate Strategy prior to the Strategy Maturity Date. Your Strategy Interim Value may be less than the amount invested and may be less than the amount you would receive had you held the investment in the Indexed Crediting Rate Strategy until the Strategy Maturity Date. The Strategy Interim Value will generally be negatively affected by the expected volatility of index prices and by poor market performance. All other factors being equal, the Strategy Interim Value generally would be lower the earlier a Withdrawal or surrender is made during a Strategy Period.

2.        Important Information You Should Consider About the Contract

	FEES, EXPENSES, AND ADJUSTMENTS	Location in Prospectus
Are There Charges or Adjustments for Early Withdrawals?

Yes. If you surrender your Contract or withdraw money from the Contract for up to 6 years following the Contract Effective Date, you will be assessed a withdrawal charge of up to 7% of Contract Value withdrawn. For example, if you make a Withdrawal in the first year, you could pay a withdrawal charge of up to $7,000 on a $100,000 investment. This loss will be greater if there is a negative Strategy Interim Value Adjustment, taxes, or tax penalties.

The portion of your Contract Value in the Indexed Crediting Rate Strategy will be subject to a Strategy Interim Value Adjustment if amounts are removed from an Indexed Crediting Rate Strategy before the Strategy Maturity Date. The Strategy Interim Value could be less than your investment in the Indexed Crediting Rate Strategy even if the Index is performing positively. You could lose up to 100% of your Strategy Base Value due to the Strategy Interim Value Adustment in extreme situations. For example, if you allocate $100,000 to an Indexed Crediting Rate Strategy with a 3-year Strategy Period and later withdraw the entire amount before the 3 years have elapsed, you could lose up to $100,000 of your investment. This loss will be greater (but never more than 100%) if you also have to pay a withdrawal charge, taxes and tax penalties. If you make any Withdrawals (including surrender or termination of your Contract, including if you exercise your right to cancel your contract in a state where we are required to refund your Contract Value), on annuitization or upon payment of a death benefit from an Indexed Crediting Rate Strategy on any date prior to the Strategy Maturity Date, the portion of your Contract Value in the Indexed Crediting Rate Strategy will be its Strategy Interim Value.

3. Fee Table 6. Fees, Charges and Adjustments – Withdrawal Charges 6. Fees, Charges and Adjustments – Adjustments 10. Valuing Your Contract – Indexed Crediting Rate Strategy Value
Are There Transaction Charges?	Yes. In addition to withdrawal charges and Strategy Interim Value Adjustments, you may also be charged for other transactions (including special requests such as duplicate contracts and duplicate statements).	3. Fee Table 6. Fees, Charges and Adjustments – Transaction Fees
Are There Ongoing Fees and Expenses?	No. However, there is an implicit ongoing fee on the Indexed Crediting Rate Strategies to the extent that your participation in Index gains is limited by each Indexed Crediting Rate Strategy’s Index Cap Rate, Index Participation Rate or Index Trigger Rate. This means that your returns may be lower than Index returns. In return for accepting this limit on Index gains, you will receive some protection from Index losses.	Not applicable
	RISKS	Location in Prospectus
Is There a Risk of Loss from Poor Performance?	Yes. You could lose money by investing in the Contract. If you invest in an Indexed Crediting Rate Strategy, under extreme circumstances, you could lose up to 90% of your investment in an Indexed Crediting Rate Strategy with a -10% Buffer Percentage, up to 80% of your investment in an Indexed Crediting Rate Strategy with a -20% Buffer Percentage and up to 10% of your investment in an Indexed Crediting Rate Strategy with a -10% Floor Percentage due to negative Index performance. If you select an Indexed Crediting Rate Strategy with a Guaranteed Annual Cap Rate and Buffer, the Buffer Percentage applies each Contract Year during the Strategy Period, and at the end of a Strategy Period you could lose significantly more due to compounding annual losses. We will	4. Principal Risks of Investing in the Contract

always offer a strategy with the protection of at least a −5% Buffer Percentage. We do not guarantee that we will always offer an Indexed Crediting Rate Strategy with a Floor Percentage.
Is this a Short-Term Investment?

No. The Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash because the Contract is designed to provide for the accumulation of retirement savings and income on a long-term basis. As such, you should not use the Contract as a short-term investment or savings vehicle. A Withdrawal Charge may apply in certain circumstances and any Withdrawals may also be subject to federal and state income taxes and tax penalties. Withdrawals from an Indexed Crediting Rate Strategy prior to the Strategy Maturity Date may result in loss of positive Index Performance and will be subject to a Strategy Interim Value Adjustment. Withdrawals could result in significant reductions to the Death Benefit.

Contract Value in an Indexed Crediting Rate Strategy will be reallocated on the Strategy Maturity Date according to your instructions. If you have not provided us with maturity instructions, the Strategy Maturity Value will be invested in the same Indexed Crediting Rate Strategy for another Strategy Period. If the same Indexed Crediting Rate Strategy is not available, then the Contract Value will be allocated to the Fixed Crediting Rate Strategy.

4. Principal Risks of Investing in the Contract
What Are the Risks Associated with the Investment Options?

An investment in the Contract is subject to the risk of poor investment performance and can vary depending on the performance of the Indices for the Indexed Crediting Rate Strategies under the Contract. Each Investment Option, including the Fixed Crediting Rate Strategy, will have its own unique risks. You should review the Investment Options before making an investment decision.

For investments in an Indexed Crediting Rate Strategy, the Index Cap Rate, Index Participation Rate or Index Trigger Rate may limit positive Index performance (e.g., limited upside). For example:

●         If the Indexed Crediting Rate Strategy has an Index Cap Rate, if the Index Return is 12% and the Index Cap Rate is 8%, the Indexed Crediting Rate would be 8% on the Strategy Maturity Date. In the case of an Indexed Crediting Rate Strategy with a Guaranteed Annual Cap Rate and Buffer, the Index Cap Rate will apply to the performance of the Index each Contract Year during the Strategy Period;

●         If the Indexed Crediting Rate Strategy has an Index Participation Rate, if the Index Return is 12% and the Index Participation Rate is 50%, the Indexed Crediting Rate would be 6% on the Strategy Maturity Date; and

●         If the Indexed Crediting Rate Strategy has an Index Trigger Rate and Trigger Threshold, if the Index Trigger Rate is 5% and the Trigger Threshold is -5%, if the Index return equals or exceeds -5%, the Indexed Crediting Rate would be 5% on the Strategy Maturity Date.

This may result in you earning less than the Index Return.

For investments in an Indexed Crediting Rate Strategy, the Buffer Percentage or Floor Percentage will limit negative returns (e.g., limited protection in the case of market decline). For example:

●         If the Indexed Crediting Rate Strategy has a Buffer Percentage, if the Index Return is −25% and the Buffer Percentage is −10%, the Indexed Crediting Rate would be −15% (the amount that the Index Return exceeds the Buffer Percentage) on the Strategy Maturity Date. In the case of an Indexed Crediting Rate Strategy with a Guaranteed Annual Cap Rate and Buffer, the Buffer Percentage will apply to the performance of the Index each Contract Year during the Strategy Period; and

●         If the Indexed Crediting Rate Strategy has a Floor Percentage, if the Index Return is −25% and the Floor Percentage is −10%,

4. Principal Risks of Investing in the Contract

the Indexed Crediting Rate would be −10% (the Floor Percentage) on the Strategy Maturity Date.

Each Index is a price return index, not a total return index, and therefore does not reflect dividends paid on the securities composing the Index. This will reduce the Index Return and will cause the Index to underperform a direct investment in the securities composing the Index.

What Are the Risks Related to the Insurance Company?	An investment in the Contract is subject to the risks related to the Company. The Company is solely responsible to the Contract owner for the Contract Value and the guaranteed benefits. The general obligations including the Fixed Crediting Rate Strategy and Indexed Crediting Rate Strategies under the Contract are supported by our general account and are subject to our claims paying ability. An owner should look solely to our financial strength for our claims-paying ability. More information about the Company, including our financial strength ratings, may be obtained at https://aspida.com/about#rating-about.	4. Principal Risks of Investing in the Contract
	RESTRICTIONS	Location in Prospectus
Are There Restrictions on the Investment Options?

Yes. You cannot transfer out of an Indexed Crediting Rate Strategy to another Investment Option prior to the Strategy Maturity Date. If you do not want to remain invested in an Indexed Crediting Rate Strategy until the Strategy Maturity Date, your only options are to exercise the Performance Lock feature, make Withdrawals out of the Indexed Crediting Rate Strategy or surrender the Contract. The amount you would receive would be based on the Strategy Interim Value.

Prior to the beginning of each Strategy Period, we will provide 30-day advance notice indicating how you may obtain the Index Cap Rates, Index Participation Rates, Index Cap Rates with Multi Year Cap Lock, Index Trigger Rates and Trigger Thresholds, which we will establish at least 15 days prior to the Strategy Start Date of a new Strategy Period. We may not offer new Strategy Periods for the Indexed Crediting Rate Strategies. Therefore, an Indexed Crediting Rate Strategy may not be available for you to invest your Strategy Maturity Value into after the Strategy Maturity Date. We have the right to remove or replace an Index in the event of the Index being discontinued, an Index calculation substantially changing, the unavailability of Index values, the loss of our license or permission to use the Index, the inability to hedge risks associated with the Index or similar conditions approved by applicable regulators. If we remove an Index for an existing Indexed Crediting Rate Strategy during a Strategy Period, we will end, (i.e., mature), the Strategy Period on the date the Index is removed, and calculate the Indexed Crediting Rate based on the Indexed Crediting Rate Strategy’s features (i.e. Index Cap Rate, Index Participation Rate, or Index Trigger Rate and Trigger Threshold, and Buffer Percentage or Floor Percentage, as applicable). Your Contract Value in the applicable Indexed Crediting Rate Strategy will be transferred to the Fixed Crediting Rate Strategy, and you will not be able to reallocate it until the next Contract Anniversary Date. Your Contract Value transferred to the Fixed Crediting Rate Strategy will earn interest at the applicable annual interest rate that applies to the Fixed Crediting Rate Strategy.

8. The Indexed Crediting Rate Strategies
Are There Any Restrictions on Contract Benefits?

Yes.

●         There are restrictions and limitations relating to benefits offered under the Contract (e.g., death benefit, Performance Lock).

●        Except as otherwise provided, Contract benefits may not be modified or terminated by the Company.

●         Withdrawals will reduce the death benefit, perhaps by more than the amount withdrawn.

8. The Indexed Crediting Rate Strategies 14. Benefits Available Under the Contract
	TAXES	Location in Prospectus

What are the Contract’s Tax Implications?	You should consult with a tax professional to determine the tax implications of an investment in, and payments received under, the Contract. There is no additional tax benefit to you if the Contract is purchased through a tax-qualified plan or individual retirement account (IRA). Withdrawals will be subject to ordinary income tax and may be subject to tax penalties. Generally, you are not taxed until you make a Withdrawal from the Contract.	15. Taxes
	CONFLICTS OF INTEREST	Location in Prospectus
How are Investment Professionals Compensated?	Some financial professionals may receive compensation for selling the Contract to you, both in the form of commissions or in the form of contribution-based compensation. Financial professionals may also receive additional compensation for enhanced marketing opportunities and other services (commonly referred to as “marketing allowances”). This conflict of interest may influence the financial professional to recommend this Contract over another investment.	16. Additional Information - Distribution
Should I Exchange My Contract?

Some financial professionals may have a financial incentive to offer a new contract in place of the one you already own. You should only exchange your Contract if you determine, after comparing the features, fees, and risks of both contracts and any fees or penalties to terminate the existing Contract, that it is preferable to purchase the new contract rather than continue to own your existing Contract.

16. Additional Information - Distribution

3.        Fee Table

The following tables describe the fees, expenses, and adjustments that you will pay when buying, owning, and surrendering or making Withdrawals from an Investment Option or from the Contract. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected.

The first table describes fees and expenses that you will pay at the time that you buy the Contract, surrender or make Withdrawals from an Investment Option or from the Contract, or transfer Contract Value between Investment Options. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may also apply.

Transaction Expenses
Sales Load Imposed on Purchases (as a percentage of purchase payments)	None
Withdrawal Charge (as a percentage of the amount withdrawn)(1)	7.00%
Transfer Fee	None
Duplicate Contract Fee	$25
Duplicate Report Fee	$25

(1)	The charge percentage is deducted upon a Withdrawal of amounts in excess of the 10% free withdrawal amount. Important exceptions and limitations may eliminate or reduce this charge. For a complete description of charges, please see 6. Fees, Charges and Adjustments – Withdrawal Charges in the prospectus. See Appendix B: Material State Variations in the prospectus for more information.

The next table describes the adjustments, in addition to any transaction expenses, that apply if all or a portion of the Contract Value is removed from an Investment Option or from the Contract before the expiration of a specified period.

Adjustments
Maximum Potential Loss Due to Strategy Interim Value Adjustment (as a percentage of Contract Value allocated to an Indexed Crediting Rate Strategy)(1)	100%

(1)	We use the Strategy Interim Values for your Indexed Crediting Rate Strategies if you make any Withdrawals (including Surrender of your Contract, including if you exercise your right to cancel your contract in a state where we are required to refund your Contract Value), annuitize or upon payment of a Death Benefit from an Indexed Crediting Rate Strategy on any date prior to the Strategy Maturity Date. The actual amount of the Strategy Interim Value calculation is determined by a formula that depends on, among other things, the Buffer Percentage or Floor Percentage and how the Index has performed since the Strategy Start Date. If you Surrender your Contract, die, annuitize your Contract, or make a Withdrawal from an Indexed Crediting Rate Strategy before the Strategy Maturity Date, the Buffer Percentage or Floor Percentage will not apply. See 8. Valuing Your Contract – Indexed Crediting Rate Strategy Value for more information.

4.	Principal Risks of Investing in the Contract

The risks identified below are the principal risks of investing in the Contract. The Contract may be subject to additional risks other than those identified and described in this prospectus.

Market Risk and Risk of Loss in Indexed Crediting Rate Strategies

An investment in this Contract is subject to the risk of poor investment performance of the Indexed Crediting Rate Strategies to which you have allocated Contract Value. You can lose money by investing in this Contract, including loss of principal and/or prior earnings. While limited protection from losses is provided under your Contract through a Buffer Percentage or Floor Percentage, you bear some level of the risk of decline in your Contract Value resulting from the performance of the Indexed Crediting Rate Strategies and the risk of losses may be significant.  Under extreme circumstances, you could lose up to 90% of your investment in an Indexed Crediting Rate Strategy with a -10% Buffer Percentage, up to 80% of your investment in an Indexed Crediting Rate Strategy with a -20% Buffer Percentage and up to 10% of your investment in an Indexed Crediting Rate Strategy with a -10% Floor Percentage due to negative Index performance. If you select an Indexed Crediting Rate Strategy with a Guaranteed Annual Cap Rate and Buffer, the Buffer Percentage applies each Contract Year during the Strategy Period, and at the end of a Strategy Period you could lose significantly more due to compounding annual losses. We will always offer a strategy with the protection of at least a −5% Buffer Percentage. We do not guarantee that we will always offer an Indexed Crediting Rate Strategy with a Floor Percentage. If you take a Withdrawal from an Indexed Crediting Rate Strategy prior to the Strategy Maturity Date, it will be based on the Strategy Interim Value and the Buffer Percentage or Floor Percentage will not apply. See Early Withdrawal Risk, below.

An investment in the Contract is not a deposit with a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Early Withdrawal Risk

The Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash because the Contract is designed to provide for the accumulation of retirement savings and income on a long-term basis. As such, you should not use the Contract as a short-term investment or savings vehicle, and you should consider whether investing in the Contract is consistent with the purpose for which the investment is being considered.

Withdrawals could significantly reduce the minimum death benefit by an amount greater than the value withdrawn, because your Premium will be reduced in proportion to reductions in your Contract Value.

Withdrawals may be subject to Withdrawal Charges, Strategy Interim Value Adjustments, loss of interest and the possibility of adverse tax consequences. If you take a Withdrawal from an Indexed Crediting Rate Strategy prior to a Strategy Maturity Date, in extreme circumstances, you could lose up to 100% of your investment in an Indexed Crediting Rate Strategy due to a Strategy Interim Value Adjustment (i.e., a complete loss of your Premium and any prior earnings).  For additional information, see 10. Valuing Your Contract – Indexed Crediting Rate Strategy Value.

While the Contract provides for a Free Withdrawal Amount not subject to Withdrawal Charges, the Free Withdrawal Amount is limited, and Withdrawals of the Free Withdrawal Amount may be subject to negative Strategy Interim Value Adjustments and taxes. There also may be adverse tax consequences if you take early Withdrawals from the Contract, including amounts withdrawn from the Contract being subject to a 10% federal penalty if taken before age 59½, which would be in addition to any other federal or state income taxes payable.

Indexed Crediting Rate Strategy Risk

An investment in an Indexed Crediting Rate Strategy is not an investment in the Index or in the securities tracked by the Index, and you will not own such securities. Your investment in the Indexed Crediting Rate

Strategies is subject to the risk of poor performance and can vary depending on the performance of the underlying Indices. Each Indexed Crediting Rate Strategy will have its own unique risks, and you should review the available Indexed Crediting Rate Strategies carefully before making an investment decision. When you invest in an Indexed Crediting Rate Strategy, you will be exposed to certain risks, including the following:

Buffer Percentage and Floor Percentage Risk

The Buffer Percentage or Floor Percentage that is applicable to an Indexed Crediting Rate Strategy only provides you with limited protection from negative Index performance at the end of a Strategy Period, or, in the case of an Indexed Crediting Rate Strategy with a Guaranteed Annual Cap Rate and Buffer, each Contract Year during the Strategy Period. You could lose a significant amount of your Premium and/or prior earnings under the Contract despite these limits on negative Index Returns.

Under an Indexed Crediting Rate Strategy, the maximum amount of loss that you could experience due to negative Index performance at the end of a Strategy Period, after taking into account the minimum limits on Index loss currently provided under the Contract, would be up to 90% of your investment in an Indexed Crediting Rate Strategy with a -10% Buffer Percentage, up to 80% of your investment in an Indexed Crediting Rate Strategy with a -20% Buffer Percentage and up to 10% of your investment in an Indexed Crediting Rate Strategy with a -10% Floor Percentage due to negative Index performance. If you select an Indexed Crediting Rate Strategy with a Guaranteed Annual Cap Rate and Buffer, the Buffer Percentage applies each Contract Year during the Strategy Period, and at the end of a Strategy Period you could lose significantly more due to compounding annual losses. You could lose a significant amount of money if an Index declines in value. The limits on Index loss offered under the Contract may change from one Strategy Period to the next; however, we will always offer an Indexed Crediting Rate Strategy with the protection of at least a −5% Buffer. We do not guarantee that we will always offer an Indexed Crediting Rate Strategy with a Floor Percentage.

You also bear the risk that continued negative Index Returns may result in zero or negative Indexed Strategy Interest being credited to your Contract Value over multiple Strategy Periods. Given that the Floor Percentage and Buffer Percentage (as applicable) apply only to a single Strategy Period, if an Indexed Crediting Rate Strategy is credited with negative Strategy Interest for multiple Strategy Periods, the cumulative loss may exceed any single Strategy Period’s stated limit of the Buffer Percentage or Floor Percentage. Similarly, if you select an Indexed Crediting Rate Strategy with a Guaranteed Annual Cap Rate and Buffer, the Buffer Percentage will apply each Contract Year during a Strategy Period, so if the Index has negative performance for multiple Contract Years during the Strategy Period, the cumulative loss reflected in the Indexed Crediting Rate on the Strategy Maturity Date may exceed any single Contract Year’s stated Buffer Percentage. For the 0% Floor Rate Strategy, Strategy Interest will not be negative so long as you do not remove any Contract Value from the Indexed Crediting Rate Strategy prior to the Strategy Maturity Date. In addition, the limits on downside loss provided by the Floor Percentage or Buffer Percentage, as applicable, are for the entire Strategy Period for a particular Indexed Crediting Rate Strategy and are not annual limits. For additional information, see 8. The Indexed Crediting Rate Strategies – Crediting Methods.

For Withdrawals, annuitizations and death benefits that occur during a Strategy Period, you or your beneficiaries (as applicable) will not receive the full protection of the Buffer Percentage or Floor Percentage in the calculation of the Strategy Interim Value. In order to receive the full protection, the particular transaction must occur on the Strategy Maturity Date.

Index Cap Rate Risk

Amounts allocated to an Indexed Crediting Rate Strategy may be subject to an Index Cap Rate. The Index Cap Rate limits the positive Index Return, if any, that may be credited to your Contract for a given Strategy Period, or, in the case of an Indexed Crediting Rate Strategy with a Guaranteed Annual Cap Rate and Buffer, each Contract Year during the Strategy Period. The Index Cap Rates do not guarantee a certain amount of Strategy Interest. The Indexed Crediting Rate for an Indexed Crediting Rate Strategy may be less than the positive Index Return of the applicable Index because any positive return of the respective Index is subject to a maximum in the form of the Index Cap Rate. The Index Cap Rate may result in you earning less than the Index Return. For example, if you invest in an Indexed Crediting Rate Strategy with an Index Cap Rate of 5%, and the Index Return for the Strategy Period is 10%, we will credit 5% in Indexed Strategy Interest at the end of the Strategy Period.

The Index Cap Rate limits the amount of positive Strategy Interest that we may be obligated to credit for any Strategy Period. We set the Index Cap Rates at our discretion. You bear the risk that we will not set the Index Cap Rates higher than the Guaranteed Minimum Cap Rate. Your risk of investment loss could be significantly greater than the potential for investment gain. For example, assuming the Guaranteed Minimum Cap Rate of 2.0% for 1 year Strategy Period, the maximum potential gain at the end of the Strategy Period due to positive Index Return would be 2.0%.

The Index Cap Rate declared for a Strategy Period is for the entire Strategy Period for a particular Indexed Crediting Rate Strategy. It is not an annual limit unless the Strategy Period is one year or in the case of an Indexed Crediting Rate Strategy with a Guaranteed Annual Cap Rate and Buffer. Indexed Crediting Rate Strategies can have different Buffer Percentage Rates or Floor Percentage Rates, which will impact the Index Cap Rate offered on the Indexed Crediting Rate Strategies. The Buffer Percentage Rate or Floor Percentage Rate, as applicable, will never change for a specific Indexed Crediting Rate Strategy. If a different Buffer Percentage Rate or Floor Percentage Rate is introduced, it will be offered on a new Indexed Crediting Rate Strategy.

For additional information, see 8. The Indexed Crediting Rate Strategies – Crediting Methods.

Index Participation Rate Risk

Amounts allocated to an Indexed Crediting Rate Strategy may be subject to an Index Participation Rate. At the end of the Strategy Period, your participation in any positive Index Return will be limited to a percentage of the positive Index Return. That percentage will equal the Index Participation Rate. The Index Participation Rate may result in you earning less than the Index Return. For example, if you invest in an Indexed Crediting Rate Strategy with an Index Participation Rate of 80%, and the Index Return for the Strategy Period is 10%, we will credit 8% (80% of 10%) in Indexed Strategy Interest at the end of the Strategy Period.

The Index Participation Rate may limit the positive Index Return, if any, that may be credited to your Contract for a given Strategy Period. The Indexed Crediting Rate for an Indexed Crediting Rate Strategy subject to an Index Participation Rate may be less than the positive Index Return of the applicable Index. We set the Index Participation Rates at our discretion. You bear the risk that we will not set the Index Participation Rates higher than the Guaranteed Minimum Participation Rate.

The Index Participation Rate declared for a Strategy Period is for the entire Strategy Period for a particular Indexed Crediting Rate Strategy. Indexed Crediting Rate Strategies can have different Buffer Percentage Rates or Floor Percentage Rates, which will impact the Index Participation Rate offered on the Indexed Crediting Rate Strategies. The Buffer Percentage Rate or Floor Percentage Rate, as applicable, will never change for a specific Indexed Crediting Rate Strategy. If a different Buffer Percentage Rate or Floor Percentage Rate is introduced, it will be offered on a new Indexed Crediting Rate Strategy.

For additional information, see 8. The Indexed Crediting Rate Strategies – Crediting Methods.

Index Trigger Rate Risk

Amounts allocated to an Indexed Crediting Rate Strategy may be subject to an Index Trigger Rate. The Index Trigger Rate is the Indexed Crediting Rate that will be credited to your Contract for a given Strategy Period if the Index Return equals or exceeds the Trigger Threshold. The Index Trigger Rate for an Indexed Crediting Rate Strategy may be less than the positive Index Return of the applicable Index because any positive return of the respective Index will result in an Indexed Crediting Rate equal to the Index Trigger Rate, which may be less than the positive Index Return. The Index Trigger Rate may result in you earning less than the Index Return. For example, if you invest in an Indexed Crediting Rate Strategy with an Index Trigger Rate of 5% and a Trigger Threshold of -5%,

and the Index Return for the Strategy Period is 10%, we will credit 5% in Indexed Strategy Interest at the end of the Strategy Period.

The Index Trigger Rate limits the amount of positive Indexed Strategy Interest that we may be obligated to credit for any Strategy Period. We set the Index Trigger Rates and Trigger Thresholds at our discretion. You bear the risk that we will not set the Index Trigger Rates higher than the Guaranteed Minimum Trigger Rate and that we will not set the Trigger Threshold lower than -1%. Your risk of investment loss could be significantly greater than the potential for investment gain. For example, assuming a Guaranteed Minimum Trigger Rate of 2.0% for 1 year Strategy Period, the maximum potential gain at the end of the Strategy Period due to positive Index performance would be 2.0%.

The Index Trigger Rate and Trigger Threshold declared for a Strategy Period are for the entire Strategy Period for a particular Indexed Crediting Rate Strategy. They is not an annual amount unless the Strategy Period is one year. Indexed Crediting Rate Strategies can have different Buffer Percentage Rates or Floor Percentage Rates, which will impact the Index Trigger Rate and Trigger Threshold offered on the Indexed Crediting Rate Strategies. The Buffer Percentage Rate or Floor Percentage Rate, as applicable, will never change for a specific Indexed Crediting Rate Strategy. If a different Buffer Percentage Rate or Floor Percentage Rate is introduced, it will be offered on a new Indexed Crediting Rate Strategy.

For additional information, see 8. The Indexed Crediting Rate Strategies – Crediting Methods.

Indexed Crediting Rate Strategy and Index Availability Risk

There is no guarantee that any particular Indexed Crediting Rate Strategy or Index will be available during the entire period that you own your Contract, although we will always offer an Indexed Crediting Rate Strategy with the protection of at least a −5% Buffer Percentage. If you are not comfortable with the possibility that the Indexed Crediting Rate Strategies available in the future may be different, you should not buy this Contract, as we do not guarantee the availability of any Indexed Crediting Rate Strategy or the Fixed Crediting Rate Strategy. In the future, we may not offer any Indexed Crediting Rate Strategies with a Floor Percentage, and we do not guarantee a minimum Floor Percentage for any new Indexed Crediting Rate Strategy with a Floor Percentage that we may decide to offer.

We may remove or replace an Index in the event of the Index being discontinued, an Index calculation substantially changing, the unavailability of Index values, the loss of our license or permission to use the Index, the inability to hedge risks associated with the Index or similar conditions approved by applicable regulators.

Other considerations relating to this risk include:

●	In addition to the investment performance and risks of loss that already are part of your Contract, the returns you otherwise may have anticipated may not be available in situations where the Company reserves the right to discontinue an Index in the middle of a Strategy Period. This is because if we remove an Index during a Strategy Period, we will end, (i.e., mature), the Strategy Period on the date the Index is removed, and calculate the Indexed Crediting Rate based on the Indexed Crediting Rate Strategy’s features (i.e. Index Cap Rate, Index Participation Rate, or Index Trigger Rate and Trigger Threshold, and Buffer Percentage or Floor Percentage, as applicable). Your Contract Value in the applicable Indexed Crediting Rate Strategy will be transferred to the Fixed Crediting Rate Strategy, and you will not be able to reallocate it until the next Contract Anniversary Date. This may negatively affect the Strategy Interest you earn during the Strategy Period.

●	On the next Contract Anniversary, you may transfer your Contract Value in the Fixed Crediting Rate Strategy to an Indexed Crediting Rate Strategy without charge. If you do not want to remain invested in the Fixed Crediting Rate Strategy until the next Contract Anniversary, your only option will be to withdraw the Contract Value, which may may be lower than the amount you invested and cause you to incur Withdrawal Charges, taxes and tax penalties, as discussed in this section. If you purchase another investment vehicle, it may have different features, fees and risks than this Contract.

●	Changes to the Index Cap Rate, Index Participation Rate or Index Trigger Rate and Trigger Threshold for an Indexed Crediting Rate Strategy, if any, occur at the beginning of the next Strategy Period. We will provide written notice at least 30 calendar days prior to each Strategy Start Date instructing you how to obtain the Index Cap Rate, Index Participation Rate or Index Trigger Rate and Trigger Threshold for the next Strategy Period. Those Index Cap Rates, Index Participation Rates and Index Trigger Rates and Trigger Thresholds will be made available to you at least 15 calendar days prior to the Strategy Start Date. You are only able to make Transfers of Contract Value among the various Indexed Crediting Rate Strategies at the end of a Strategy Period (or, following exercise of a Performance Lock, on the next Contract Anniversary. See Limits on Transfers Between Indexed Crediting Rate Strategies, below.

●	If you do not like a new Index Cap Rate, Index Participation Rate or Index Trigger Rate and Trigger Threshold for a particular Indexed Crediting Rate Strategy, at the end of the current Strategy Period, you may transfer your Strategy Maturity Value to another Indexed Crediting Rate Strategy without charge.

●	If you do not want to invest in any Indexed Crediting Rate Strategy or the Fixed Crediting Rate Strategy under the Contract, your only option will be to fully withdraw or annuitize your Contract. Fully withdrawing or annuitizing your Contract may cause you to incur Withdrawal Charges, Strategy Interim Value Adjustments, taxes and tax penalties, as discussed in this section. If you purchase another investment vehicle, it may have different features, fees and risks than this Contract.

●	We will not substitute any Index until the new Index has received any necessary regulatory approvals. Any addition, substitution, or removal of an Indexed Crediting Rate Strategy or Index will be communicated to you in writing. If we add or remove an Index, the changes will not be effective for your Contract until the start of the next Strategy Period. Adding or removing an Index does not cause a change in the Floor Percentage or Buffer Percentage Rates, as applicable. Any Indexed Crediting Rate Strategy based on the performance of the newly added Index may have a different Index Cap Rate, Index Participation Rate or Index Trigger Rate and Trigger Threshold.

●	You should evaluate whether our ability to make the changes described above, and your ability to react to such changes, are appropriate based on your investment goals. When such changes occur, you should also evaluate whether those changes are appropriate based on your investment goals and, if not, you should evaluate your options under the Contract, which may be limited and may have negative consequences associated with them, as described in this section.

For additional information, see 8. The Indexed Crediting Rate Strategies and 11. Options at End of Strategy Period.

Risks Associated with the Indices

●	The performance of an Index is based on changes in the values of the securities or other assets that comprise or define the Index. The securities and assets comprising or defining the Indices are subject to a variety of investment risks, many of which are complicated.

●	The performance of an Index will fluctuate, sometimes rapidly and unpredictably. Both short-term and long-term negative Index performance, over one or multiple Strategy Periods, may cause you to lose principal and/or previous earnings. The historical performance of an Index does not guarantee future results. It is impossible to predict whether an Index will perform positively or negatively over the course of a Strategy Period or multiple Strategy Periods.

●	Each Index’s performance is subject to market risk, equity risk, and issuer risk (in addition to other risks identified in this section):

o	Market Risk. Each Index could decrease in value over short periods due to short-term market movements and over longer periods during more prolonged market downturns. Negative fluctuations in the value of an Index may be significant and unpredictable.

o	Equity Risk. Each Index is comprised of equity securities. Equity securities are subject to changes in value, and their values may be more volatile than those of other asset classes. Equity securities may underperform in comparison to the general financial markets, a particular financial market, or other asset classes.

o	Issuer Risk. The performance of each Index depends on the performance of individual securities included in the Index. Changes in the financial condition, credit rating, or public perception of an issuer of those securities may cause the value of the issuer’s securities to decline.

In recent years, the financial markets have at times experienced periods of significant volatility and negative returns, contributing to an uncertain and evolving economic environment. The performance of the markets has been impacted by several interrelating factors such as, but not limited to, natural disasters, public health crises, inflation, political and social developments, and military and governmental actions. You should consult with your financial professional about how market conditions may impact your investment decisions under the Contract.

●	We calculate an Index Return by comparing the value of the Index between two specific points in time, which means the performance of the Index may be negative or flat for the Strategy Period as a whole (including a multi-year Strategy Period) even if the Index performed positively for certain periods of time during the Strategy Period.

●	An investment in an Indexed Crediting Rate Strategy is not an investment in the companies that comprise the applicable Index. You will have no voting rights, no rights to receive cash dividends or other distributions, and no other rights with respect to the companies that make up the Indices.

●	Each Index is a “price return index,” not “total return index,” meaning the Index Return does not include any dividends or other distributions declared by the companies included in the Index. This will reduce the Index Return and will cause the Index to underperform a direct investment in the companies included in the Index.

In addition to the foregoing, each Index has its own unique risks, as follows:

●	The S&P 500® Index: This Index is comprised of equity securities issued by large-capitalization (“large cap”) U.S. companies. Generally, it is more difficult for large-cap companies to pivot their strategies quickly in response to changes in their industry. In addition, because they typically are more well-established, it is rare to see large-cap companies have the high growth rates that can be seen with small-capitalization (“small cap”) companies.

●	Russell 2000® Index: This Index is comprised of equity securities of small-cap U.S. companies. Generally, the securities of small-cap companies are more volatile and riskier than the securities of large-cap companies.

●	Nasdaq-100® Index: This Index is comprised of equity securities of the largest U.S. and non-U.S. companies listed on the Nasdaq Stock Market, including companies across all major industry groups except financial companies. In general, large-capitalization companies may be unable to respond quickly to new competitive challenges and may not be able to attain the high growth rate of successful smaller companies. To the extent that the Index is comprised of securities issued by companies in a particular sector, those securities may not perform as well as the securities of companies in other sectors or the market as a whole. Also, any securities issued by non-U.S. companies (including related depositary receipts) are subject to the risks related to investments in foreign markets (e.g., increased volatility; changing currency exchange rates; and greater political, regulatory, and economic uncertainty).

●	MSCI Emerging Markets (EM) Index: This Index is an equity index that is designed to measure equity market performance of emerging markets. The MSCI EM Price Return Index consists of the following 21 emerging market country indices: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Morocco, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand, and Turkey. The MSCI EM Price Return Index does not include dividends declared by any of the companies included in this index. The securities comprising the MSCI EM Price Return Index are subject to the risks related to investments in foreign markets (e.g. increased price volatility; changing currency exchange rates; and greater political, regulatory, and economic uncertainty). In general, foreign markets may be less liquid, more volatile, and subject to less government supervision than domestic markets. These risks are heightened in emerging markets, due to the potential for errors in Index data, Index computation, and/or Index construction if information on non-U.S. companies is unreliable or outdated, or if less information about the non-U.S. companies is publicly available due to differences in regulatory, accounting, auditing and financial recordkeeping standards. The potential for significant such errors may impact the Index’s performance. The rights and remedies of investors in an index that tracks foreign securities may be different from investments that track an index of domestic securities. Certain jurisdictions, such as China, limit oversight of audit work papers and practices of registered accouinting firms.

For additional information, see 8. The Indexed Crediting Rate Strategies - Indices

Liquidity Risk

The restrictions applicable to transfers between Investment Options create liquidity risk. You are only able to make transfers of Contract Value among the various Investment Options at the end of a Strategy Period. This significantly limits your ability to react to changes in market conditions during Strategy Periods.

Your Transfer requests must be received by us at least one Business Day prior to the end of a Strategy Period. If you submit a Transfer request but we do not receive it prior to that time, your Strategy Maturity Value will be automatically re-invested as described in 11. Options at End of Strategy Period. If the Strategy Maturity Date is not on a Business Day, we must receive your Transfer request by the Business Day prior to the last Business Day before the Strategy Maturity Date. For example, if the Strategy Maturity Date is a Saturday, and the last preceding business Day is the preceding Friday, your Transfer request must be received by us before the end of the Business Day on the preceding Thursday. This example assumes no holidays during this period.

In the absence of timely instructions in Good Order, the Strategy Maturity Value in the ended Investment Option will be automatically re-invested in the same Investment Option (Indexed Crediting Rate Strategy or Fixed Crediting Rate Strategy) for a new Strategy Period (subject to the Index Cap Rate, Index Participation Rate, Index Trigger Rate and Trigger Threshold or annual interest rate applicable to a new Strategy Period), provided that the same Crediting Rate Strategy is available for a new Strategy Period.

If we do not receive timely instructions in Good Order and the same Investment Option is no longer available, the Strategy Maturity Value in the ended Investment Option will be automatically Transferred to the Fixed Crediting Rate Strategy. We reserve the right to change the default options as described above in the future.

Please note that the Index Cap Rate, Index Participation Rate, Index Trigger Rate and Trigger Threshold or annual interest rate we declare for the new Strategy Period may be higher or lower than the previous Strategy Period, subject to the guaranteed limits described in this prospectus.

Because Transfers from an Investment Option are only allowed on the Strategy Maturity Date, if you fail to Transfer Strategy Maturity Value at the end of a Strategy Period and do not wish to remain invested in a particular Investment for another Strategy Period, you may take a full Withdrawal of the related Contract Value. Withdrawing all or some of the Contract Value may cause you to incur Withdrawal Charges, negative Strategy Interim Value Adjustments, taxes and tax penalties, as discussed in this section. If you purchase another investment vehicle, it may have different features, fees and risks than this Contract. Additionally, if you are invested in a multi-year Indexed Crediting Rate Strategy, you can exercise the Performance Lock and reallocate your Contract Value in the Indexed Crediting Rate Strategy on the next Contract Anniversary. For additional information, see 11. Options at End of Strategy Period.

Strategy Interim Value Risk

On each Business Day of the Strategy Period, other than the first and last day, we determine the Strategy Interim Value for each Indexed Crediting Rate Strategy. In order to calculate your Strategy Interim Value, we apply a formula that is not directly tied to the actual performance of the applicable Index. Instead, we calculate it by determining the value of hypothetical investments and derivatives (which we may or may not actually hold) less a provision for the cost attributable to reasonably expected or actual trading costs at the time of calculation in order to provide a current estimate of the value of the Indexed Crediting Rate Strategy at the end of the Strategy Period. This means that even if the Index has performed positively, it is possible that the Strategy Interim Value may have decreased. For more information and to see how we calculate the Strategy Interim Value, see 10. Valuing Your Contract – Indexed Crediting Rate Strategy Value and the Statement of Additional Information.

A Strategy Interim Value Adjustment will apply to your Contract when one of the following transactions occurs: (i) any Withdrawal from an Indexed Crediting Rate Strategy prior to the Strategy Maturity Date, including a full surrender, partial Withdrawal, Withdrawal of the Free Surrender Amount, RMD Withdrawal, scheduled Withdrawal, or unscheduled Withdrawal; (ii) any Annuitization of Contract Value in an Indexed Crediting Rate Strategy prior to the Strategy Maturity Date; or (iii) any death benefit based on Contract Value, if Contract Value is allocated to an Indexed Crediting Rate Strategy and the death benefit is calculated prior to the Strategy Maturity Date.

If you allocate Contract Value to an Indexed Crediting Rate Strategy, Indexed Strategy Interest will not be credited to your Contract Value in the particular Indexed Crediting Rate Strategy until the end of the Strategy Period. Amounts withdrawn from an Indexed Crediting Rate Strategy prior to the end of a Strategy Period will not have Indexed Strategy Interest applied to it. This includes Contract Value being applied to pay a death benefit or to an Annuitization option during a Strategy Period. Except for the first and last Business Day of a Strategy Period, your Strategy Interim Value is the amount available for Withdrawals, surrenders, annuitization and death benefits. There is a risk that this Strategy Interim Value could be less than your original Premium, resulting in a negative Strategy Interim Value Adjustment, even if the applicable Index has been performing positively.

Partial Withdrawals prior to the Strategy Maturity Date for an Indexed Crediting Rate Strategy will also reduce your Strategy Base Value for that Indexed Crediting Rate Strategy. The Strategy Base Value represents the amount contributed to the Indexed Crediting Rate Strategy, subject to reductions during the Strategy Period. Generally, when a partial Withdrawal is taken from an Indexed Crediting Rate Strategy prior to the Strategy Maturity Date, the Strategy Base Value will be proportionately reduced, and this reduction could be greater than the amount withdrawn. When a partial Withdrawal is taken from an Indexed Crediting Rate Strategy on the Strategy Maturity Date, the Strategy Base Value is reduced by the amount withdrawn. A reduction to your Strategy Base Value prior to the end of the Strategy Period for an Indexed Crediting Rate Strategy will result in lower Strategy Interim Values for the remainder of the Strategy Period. Also, a reduction to your Strategy Base Value will result in less gain or more loss, as applicable, at the end of a Strategy Period.

For additional information, see 10. Valuing Your Contract – Impact of Withdrawals from Indexed Crediting Rate Strategies.

Performance Lock Risk

If you exercise a Performance Lock, and the locked-in Strategy Interim Value is less than your Strategy Base Value, you will be locking-in a loss rather than a gain. The loss could be significant. The Indexed Strategy Interest you receive upon exercising the Performance Lock may be lower than the Indexed Strategy Interest you would have received on the Strategy Maturity Date if you hadn’t exercised the Performance Lock. Similarly, you may receive a negative Indexed Strategy Interest due to exercising Performance Lock when, had you not exercised Performance Lock, you would have received a positive Indexed Strategy Interest on the Strategy Maturity Date. You also may receive less than the full protection of the Buffer Percentage or Floor Percentage (as applicable). This is due to the Strategy Interim Value being applied in calculating the Indexed Strategy Interest instead of the point-to-point crediting method. If a Performance Lock is exercised, the Indexed Crediting Rate Strategy’s Floor Percentage or Buffer Percentage, Index Cap Rate, Index Participation Rate and Index Trigger Rate and Trigger Threshold (as applicable) will no longer be applied on the Strategy Maturity Date. If a Performance Lock has been exercised and the current Strategy Maturity Date is later than the next Contract Anniversary, the Strategy Period is shortened, and the Strategy Maturity Date is moved up to the next Contract Anniversary.

In addition, at the time you exercise a Performance Lock, you will not know the locked-in Strategy Interim Value in advance because the Strategy Interim Value is calculated at the end of the Business Day. The locked-in Strategy Interim Value could be lower than you anticipated. If you submit a Performance Lock request, the locked-in Strategy Interim Value may be lower or higher than the Strategy Interim Value that was last calculated before you submitted your request. If you establish a Lock Threshold, you will not know the locked-in Strategy Interim Value in advance, although the locked-in Strategy Interim Value will be at least equal to the Lock Threshold. For additional information on how the Strategy Interim Value is calculated, see 10. Valuing Your Contract – Indexed Crediting Rate Strategy Value and the Statement of Additional Information.

You can obtain the current Strategy Interim Value by calling us at 1-833-4-ASPIDA (1-833-427-7432) or by visiting https://sso.aspida.com/ and using your secure login. However, as explained above, if you were to exercise Performance Lock, the locked-in Strategy Interim Value may be more or less than the quoted value. You should speak to your financial professional before executing a Performance Lock.

We will not provide advice or notify you regarding whether you should exercise the Performance Lock features or the optimal time for doing so. It is possible that you may exercise Performance Lock at a sub-optimal time during the Strategy Period, or that there is no optimal time to exercise Performance Lock during a Strategy Period. We will not warn you if you exercise the Performance Lock features at a sub-optimal time. We are not responsible for any losses or foregone gains related to your decision whether or not to exercise the Performance Lock features.

Once a Performance Lock is executed, it is irrevocable for that Strategy Period. A lock-in will not be applied retroactively and can only be exercised for the entire Indexed Crediting Rate Strategy. A Performance Lock may only be exercised once per Strategy Period for each Indexed Crediting Rate Strategy.

For additional information, see 8. The Indexed Crediting Rate Strategies – Performance Lock Feature.

Fixed Crediting Rate Strategy Risk

We determine the annual interest rate for the Fixed Crediting Rate Strategy at our discretion. In no event will we declare an annual interest rate lower than the Guaranteed Minimum Interest Rate of 0.25%. You bear the risk that we will not credit interest for a new Strategy Period at a rate greater than the Guaranteed Minimum Interest Rate. There is no guarantee that the Fixed Crediting Rate Strategy will be made available for future Strategy Periods.

For additional information, see 9. The Fixed Crediting Rate Strategy.

Insurance Company Risks

An investment in the Contract is subject to risks related to the Company. No company other than us has any legal responsibility to pay amounts that we owe under the Contract including amounts allocated to the Indexed Crediting Rate Strategies and Fixed Crediting Rate Strategy. The general obligations and any guaranteed benefits under the Contract are supported by our general account and are subject to our claims paying ability. You should look solely to our financial strength for our claims-paying ability.

The Unregistered Separate Account, which we use to support the Indexed Crediting Rate Strategies, is not insulated and, like our general account, is subject to the claims of our creditors. It is also non-unitized, which means neither a Contract Owner nor amounts allocated to the Indexed Crediting Rate Strategies participate in the performance of the assets held in the Unregistered Separate Account.

Risk of Adverse Tax Consequences

The tax considerations associated with the Contract vary and can be complicated. We cannot provide detailed information on all tax aspects of the Contracts. Moreover, the tax aspects that apply to a particular person’s Contract may vary depending on the facts applicable to that person. Tax rules may change without notice. We cannot predict whether, when, or how these rules could change. Any change could affect contracts purchased before the change. Congress may also consider further proposals to comprehensively reform or overhaul the United States tax and retirement systems, which if enacted, could affect the tax benefits of a contract. We cannot predict what, if any, legislation will actually be proposed or enacted. Before making contributions to your Contract or taking other action related to your Contract, you should consult with a tax professional to determine the tax implications of an investment in, and payments received under, the Contract.

Business Disruption and Cybersecurity Risks

We rely heavily on technology, including interconnected computer systems and data storage networks and digital communications, to conduct our business. Because our business is highly dependent upon the effective operation of our computer systems and those of our service providers and other business partners, our business is vulnerable to disruptions from utility outages, and susceptible to operational and information security risks resulting from information systems failure (e.g., hardware and software malfunctions), and cyberattacks. Cyber-attacks may be systemic (e.g., affecting the internet, cloud services, or other infrastructure) or targeted (e.g., failures in or breach of our systems or those of third parties on whom we rely, including ransomware and malware attacks). Cybersecurity risks include, among other things, the loss, theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service, attacks on our websites (or the websites of third parties on whom we rely), other operational disruption and unauthorized release, use or abuse of confidential customer information. The risk of cyber-attacks may be higher during periods of geopolitical turmoil. Due to the increasing sophistication of cyber-attacks, a cybersecurity breach could occur and persist for an extended period of time without detection. Systems failures and cyberattacks, as well as, any other catastrophic event, including natural and manmade disasters, public health emergencies, pandemic diseases, terrorist attacks, floods or severe storms affecting us, any third-party administrator, intermediaries and other affiliated or third-party service providers may adversely affect us, our business operations and your Contract Value and interfere with our ability to process contract transactions and calculate Contract Values. Systems failures and cyberattacks may also interfere with our processing of contract transactions, including the processing of orders from our website, impact our ability to calculate Contract Values, cause the release or possible destruction of confidential customer and/or business information, impede order processing or cause other operational issues, subject us and/or our service providers and intermediaries to regulatory fines, litigation and financial losses and/or cause reputational damage. Cybersecurity risks may also impact the issuers of securities of which the Indices are comprised, which may cause the Indices to lose value. The preventative actions we take to reduce the frequency and severity of cybersecurity incidents and protect our computer systems may be insufficient to prevent a cybersecurity breach from impacting our operations or your Contract Value. There can be no assurance that we or our service providers and intermediaries will be able to avoid cybersecurity breaches affecting your Contract.

In addition, we are also exposed to risks related to natural and man-made disasters, including, but not limited to, storms, fires, floods, earthquakes, public health crises, malicious acts, and terrorist acts, or any other event, which could adversely affect our ability to conduct business. A natural or man-made disaster, including a pandemic such as COVID-19, could result in our workforce, and/or employees of service providers and/or third-party administrators, being compromised and unable or unwilling to fully perform their responsibilities, which could likewise result in interruptions in our service. This could interfere with our processing of contract transactions, including processing orders from owners, impact our ability to calculate Contract Value, or have other adverse impacts on our operations. These events may also negatively affect our service providers and intermediaries, and issuers of securities of which the Indices are comprised, which may cause the Indices to lose value. There can be no assurance that we or our service providers and intermediaries will be able to avoid negative impacts associated with natural and man-made disasters.

5.        About the Company and How to Contact Us

Our obligations under the Contract (including the Indexed Crediting Rate Strategies, Fixed Crediting Rate Strategy, death benefits, income payments and other benefits available under the Contract) are obligations of Aspida Life Insurance Company and are subject to the Company’s financial strength and claims-paying ability. Certain assets supporting the Indexed Crediting Rate Strategies are held in an uninsulated separate account, which, like the Company’s general account, are subject to the claims of the Company’s creditors. The Company is obligated to pay all amounts promised to investors under the Contracts.

We rely on the exemption from the reporting requirements of Section 15(d) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), provided by Rule 12h-7 under the 1934 Act with respect to registered non-variable insurance contracts (such as the Contract) that we issue.

The Company’s business address is 2327 Englert Drive, Durham, NC 27713.

How to contact us:

●	Call us at 1-833-4-ASPIDA (1-833-427-7432) between the hours of 9 a.m. and 6 p.m. Eastern Time.

●	Mail your instructions to us at our Administrative Office.

●	Visit us at www.aspida.com using your secure login.

●	Email us at clientsupport@aspida.com.

6.        Fees, Charges and Adjustments

There are fees, charges and adjustments associated with the Contract that may reduce the return on your investment.

Withdrawal Charges

Prior to the Annuitization Date, you can take a Withdrawal of part or all of your Contract Value. Restrictions may apply to qualified Contracts. During the first six Contract Years, we may apply a Withdrawal Charge to amounts you withdraw to compensate us for expenses of the Contract relating to sales, including commissions to registered representatives and other promotional expenses.

If a Withdrawal Charge applies to a Withdrawal, the charge will be a percentage of the amount withdrawn to which the Withdrawal Charge applies. We will deduct the Withdrawal Charge from the amount withdrawn. If you surrender your Contract, the Withdrawal Charge is calculated as part of your Surrender Value.

The applicable Withdrawal Charge percentage will depend on the Contract Year during which the Withdrawal is taken. The schedule below sets forth the Withdrawal Charge percentages under the Contract. The Withdrawal Charge schedule starts at 7% and declines until the seventh Contract Year when it reaches 0%.

Contract Year	1	2	3	4	5	6	7+
Withdrawal Charge (As a percentage of the amount withdrawn that is subject to Withdrawal Charges)	7%	7%	6%	5%	4%	3%	0%

Free Withdrawals

After the first Contract Anniversary, you can withdraw up to the Free Withdrawal Amount each Contract Year without incurring Withdrawal Charges; however, if you take a Withdrawal from an Indexed Crediting Rate Strategy prior to Strategy Maturity, we will apply the Strategy Interim Value Adjustment, which could be negative and could result in significant loss of your investment. Your Free Withdrawal Amount for each Contract Year is 10% of your Contract Value on the first day of that Contract Year or, if you own a qualified Contract, your Required Minimum Distribution for the calendar year if greater. After the sixth Contract Year, your entire Contract Value is available for Withdrawal without Withdrawal Charges. However, Withdrawals from the Indexed Crediting Rate Strategies in which you invest after the sixth Contract Year that are taken prior to the Strategy Maturity date will continue to be subject to Strategy Interim Value Adjustments.

If you Surrender your Contract, the Withdrawal Charge will apply to your Contract Value in excess of the remaining Free Withdrawal amount for the Contract Year in which the Surrender is taken.

While Withdrawal Charges will not apply to amounts taken as a Free Withdrawal, all Withdrawals, including Free Withdrawals, will be based on your Contract Value, which, if taken prior to Strategy Maturity, will be based on the Strategy Interim Values of the Indexed Crediting Rate Strategies in which you invest. The Strategy Interim Value of an Indexed Crediting Rate Strategy may reflect a gain or loss.

The Free Withdrawal amount is not cumulative, so any Free Withdrawal amount not used in one year does not increase the Free Withdrawal amount in subsequent years. If the Withdrawal is in excess of the Free Withdrawal amount, you will have to pay any applicable Withdrawal Charge on the excess amount, unless the Withdrawal Charges are subject to a waiver. See 12. Access to Your Money During the Accumulation Phase – Withdrawal Charge Waivers for information about the Contract’s Withdrawal Charge waivers. Please note that any amounts withdrawn pursuant to a Withdrawal Charge waiver will count against the Free Withdrawal Amount for a Contract Year.

For example, assume your Contract Value is $125,000 at the beginning of the second Contract Year and you request a Withdrawal of $25,000. Since that amount is more than your Free Withdrawal amount ($12,500), you would pay a Withdrawal Charge of $875 on the remaining $12,500 (e.g., 7% x ($25,000- $12,500) = $875).

Keep in mind that Withdrawals may be taxable and, if taken before age 59½, may be subject to a 10% federal penalty tax, in addition to any other income taxes payable. For tax purposes, Withdrawals from non-qualified Contracts are considered to come from taxable earnings first.

Transaction Fees

If you request a duplicate copy of your Contract or a periodic report, you will be assessed a fee of $25.

State Premium Taxes

Premium Taxes are any taxes related to this Contract imposed on us by states or other governmental jurisdictions, which currently range from 0% to 3.5%. If We incur Premium Taxes, we reserve the right to deduct such taxes from the Contract Value. Premium taxes may be deducted:

(1)	At the time the single Premium Payment is made;

(2)	On the Annuitization Date;

(3)	The date any Withdrawals are made; or

(4)	On a mutual date we decide after such Premium Taxes are Imposed. The time at which a Premium Tax, of any, Is Imposed may depend on Your place of residence.

We have the right to postpone the payment until the latest possible date if We are given an option as to when to pay Premium Taxes.

Strategy Interim Value Adjustments

We will apply a Strategy Interim Value Adjustment if you make any Withdrawals (including surrender or termination of your Contract, including if you exercise your right to cancel your contract in a state where we are required to refund your Contract Value), upon payment of a death benefit or upon annuitization from an Indexed Crediting Rate Strategy on any date prior to the Strategy Maturity Date because the portion of your Contract Value in the Indexed Crediting Rate Strategy will be its Strategy Interim Value. The Strategy Interim Value may be less than the amount invested and may be less than the amount you would receive had you held the investment until maturity. The Strategy Interim Value Adjustment could result in up to a 100% loss of the Strategy Base Value in extreme situations.

The Strategy Interim Value is based on the value of the hypothetical investments and derivatives established at the beginning of the Strategy Period (which we may or may not actually hold) that are designed to replicate interest provided by an Indexed Crediting Rate Strategy at the end of a Strategy Period less a provision for the cost attributable to reasonably expected or actual trading costs at the time of calculation. The Strategy Interim Value will generally be negatively affected by increases in the expected volatility of index prices and by poor market performance. All other factors being equal, the Strategy Interim Value would be lower the earlier a Withdrawal or surrender is made during a Strategy Period.

Withdrawals from an Indexed Crediting Rate Strategy prior to the Strategy Maturity Date reduce the Strategy Base Value on a pro rata basis by the same proportion that the Strategy Interim Value is reduced on the date of the Withdrawal. We use the Strategy Base Value to determine your Strategy Maturity Value, and removing funds from an Indexed Crediting Rate Strategy prior to the Strategy Maturity Date may result in less positive Indexed Strategy Interest being credited on the Strategy Maturity Date. Because of the pro rata reduction in your Strategy Base Values, in the event of a negative adjustment based on the Strategy Interim Values, your future Contract Value, Surrender Value, and Death Benefit could be reduced by an amount greater than the value withdrawn. For more information about the Strategy Interim Values, including examples illustrating the operation of the Strategy Interim Values, please see the Statement of Additional Information.

The use of Strategy Interim Values transfers risk from us to you to protect us from losses on our investments supporting the Indexed Crediting Rate Strategies if amounts are removed prematurely.

You can obtain the Strategy Interim Values for the Indexed Crediting Rate Strategies in which you invest by calling us at 1-833-4-ASPIDA (1-833-427-7432) or by visiting https://sso.aspida.com/ and using your secure login. This value can fluctuate daily, and the current value quoted may differ from the actual Strategy Interim Values at the time of a transaction.

For more information, see 10. Valuing Your Contract – Indexed Crediting Rate Strategy Value.

7.        Purchasing the Contract

You may purchase a Contract only through a registered representative of a broker-dealer that has a selling agreement with our affiliated distributor, Aspida Financial Distributors, LLC. The Contract may not be available through all broker-dealers who have a selling agreement with Aspida Financial Distributors, LLC. Some selling broker-dealers may limit the availability of certain Indexed Crediting Rate Strategies or other features available under the Contract. Your broker-dealer may impose additional conditions on the purchase of the Contract other than those which we or other selling firms impose. We reserve the right to reject any application for a Contract at our discretion. We also reserve the right to discontinue the sale of the Contracts at any time.

To purchase the Contract, any Owner and any Annuitant must be no older than Age 85. If you are purchasing a Qualified Contract, you must be no younger than Age 18.

Single Premium Payment

You may purchase the Contract by completing an application and submitting a minimum Premium Payment of $25,000. The Contract is a single premium annuity contract. This means only one Premium Payment is allowed under the Contract. However, the single Premium Payment may be received from multiple sources. For IRAs, because the minimum Premium Payment we accept exceeds the annual contribution limits for IRAs, your Premium Payment must include a rollover contribution from an existing IRA or qualified retirement plan balance.

We will not deem correspondence, including transactional inquiries including applications and Premium Payments to be received by us until picked up at our Administrative Office address.

We reserve the right not to accept third-party checks. In some circumstances and at our discretion, we may accept third-party checks that are from a rollover or transfer from other financial institutions.

Any Premium Payment that exceeds $2.0 million and any Premium Payment that, when aggregated with previous Premium Payments made under other contracts issued by us, exceeds $2.0 million is subject to our approval. Additionally, we reserve the right to refuse any Premium Payment that does not meet our minimum Premium Payment requirements, is not in Good Order, or is otherwise contrary to law for us to accept. In addition, we reserve the right to refuse any application. If we refuse your application, we will return your Premium Payment to you.

We will not issue the Contract until your application is in Good Order and we have received the full amount of the Premium Payment. We are not responsible for lost investment opportunities while we review your application or await payment of your Premium. Any Premium Payment we receive before we issue the Contract will be held in our general account until we credit the full Premium amount to your Contract on the Contract Effective Date, and it will not be held in the Fixed Crediting Rate strategy or earn interest during this time. See 16. Additional Information – General Account We do not accept any additional Premiums after the Contract Effective Date. Your application will not be considered to be in Good Order and your Contract will not be issued until your Premium Payments from all sources have been received by us.

Initial Rates and Rate Lock

When we issue the Contract, we will apply the higher of our current rates or the rates in effect on the date you signed the Contract application, including Index Cap Rates, Index Participation Rates and Index Trigger Rates and Trigger Thresholds, as long as we issue the Contract within 60 days of the date you signed the application. If we issue the Contract more than 60 days after the date you signed the application, we will apply the rates in place on the Contract Effective Date, which will be made available to you at least seven days before your Contract Effective Date, even if those rates are lower than the rates in place on the date you signed the application. If the rates in place on the Contract Effective Date are lower than the rates in place at the time you signed the application and you are dissatisfied with those rates, you can cancel your Contract within 21 days of receiving it and have your Premium (less Withdrawals) returned to you, without deduction for Withdrawal Charges or any other fees or charges. There may be tax consequences if you cancel your Contract, so you should consult with your financial or tax professional before doing so. We will post new Index Cap Rates, Index Participation Rates and Index Trigger Rates and Trigger Thresholds to our public website at https://aspida.com/documents/rila/dreampath/90003-Aspida-DreamPath-Annuity-Rate-Sheet.pdf at least 15 days prior to becoming effective.

Allocating Your Premium Payment

You must tell us how to apply your Premium Payment by specifying in the Contract application your desired allocation (by percentage) among the Indexed Crediting Rate Strategies and the Fixed Crediting Rate Strategy. There are no default allocation options and your application will not be considered to be in Good Order if you do not provide your desired allocations. All allocations must be in whole percentages totaling 100%. We reserve the right to round amounts up or down to make whole percentages, and to reduce or increase amounts proportionally in order to total 100%. Your Premium Payment will be allocated according to your instructions on the Contract Effective Date.

Contract Owner’s Rights

During the accumulation phase, the Owner has all rights to the benefits under the Contract. The Annuitant and any Joint Annuitant (if not the Owner or Joint Owner, respectively) do not have any rights to the Contract. All of your rights of ownership cease upon your death.

A non-qualified Contract can be owned by Joint Owners. Both Joint Owners must be natural persons who are lawfully wedded to each other. All references to “you” or “Owner” throughout this prospectus and in the Contract shall mean both Joint Owners. Each Joint Owner has equal ownership rights and either Joint Owner may exercise all rights of an Owner under this Contract. Only two Owners are allowed per Contract. An Owner who is a non-natural person (e.g., a corporation or trust) may not name a Joint Owner.

During the annuity phase you are still the only person with material rights to the Contract. For more details on the annuity phase, see 13. Annuity Payments. After the death of the Owner, the primary beneficiary(ies) have the rights to the death benefit, if any.

If your Contract is Qualified, you may not change either the Owner or the Annuitant.

If an Annuitant who is not an Owner dies while the Contract is in the accumulation phase, a new Annuitant may be named unless the Owner is a corporation, trust or other entity.

During the accumulation phase, the Beneficiary is the person(s) or entity (or entities) that the Owner designates to receive the Death Benefit. For more information, see 14. Benefits Available Under the Contract - Death Benefit. If there are Joint Owners, the surviving Owner is automatically treated as the Beneficiary upon the death of an Owner. You initially name the Beneficiary (or Beneficiaries) on your Contract application, and you may change a Beneficiary at any time by sending us Notice. If you have designated a Beneficiary as irrevocable, the Beneficiary must consent in writing to any change. A new Beneficiary designation revokes any prior designation and is effective when signed by you. We are not responsible for the validity of any Beneficiary designation or for any legitimate actions we may take under the Contract (including payments) prior to receiving a request to change a Beneficiary. If an Owner dies during the annuity phase, we will make any remaining guaranteed Annuity Payments to the surviving Joint Owner. If there is not a surviving Joint Owner, we will pay your Beneficiary any remaining Annuity Payments.

Assignment

To the extent allowed by state law, we reserve the right to refuse our consent to any assignment at any time on a nondiscriminatory basis if the assignment would violate or result in noncompliance with any applicable state or federal law or regulation. You may request to assign or transfer your rights under the Contract by sending us a signed and dated request. We will not be bound by an assignment until we acknowledge it.

Unless you specify otherwise, an assignment or transfer is effective as of the date you signed the notice of change. However, we are not responsible for any legitimate actions (including payments) that we take under the Contract prior to receiving the notice. We are not responsible for the validity of any assignment or transfer. To the extent allowed by law, payments under the Contract are not subject to legal process for the claims of creditors.

A Qualified Contract may not be assigned except as permitted by the Internal Revenue Code.

Right To Examine

You may cancel the Contract without charge by returning it to us within 21 days after you receive your Contract (30 days if this Contract replaces another annuity contract), or such longer period as may be required by your state. If you cancel your Contract during this period, we will issue a refund in the amount of your Premium Payment (less Withdrawals), including all charges that may have been deducted from your Contract and you will not be subject to a Withdrawal Charge.

We do not limit the available Investment Options during the Right to Examine period and we will be subject to the investment risk if you cancel your Contract during the right to examine period.

The amount of your refund may depend on if your Contract is a replacement of another insurance or annuity contract.

If you cancel your Contract by exercising your Right to Examine, regardless of the reason, and then attempt to purchase a substantially similar Contract we may refuse to issue the similar Contract.

For a state-by-state description of material variations of this Contract, including the right to examine period, see Appendix B: Material State Variations.

Electronic Delivery

To apply for a Contract, you must consent to receive your Contract, prospectus, prospectus supplements, statements, transaction confirmations, and other notices, correspondence, and documentation in electronic format instead of receiving paper copies. We will not send you paper copies of any Contract documents which are available to you in electronic format. Not all documents may be available in electronic format. Any documents not available in electronic format will be mailed to you. Electronic documents will be available through your online account on our website, and we will send you an e-mail message when any new Contract document becomes available. The e-mail message will also contain instructions about how to access the document. It is your responsibility to provide us with your current e-mail address. You may request a paper copy of any document free of charge, and you may revoke your consent to receive all documents in electronic format at any time without cost, by contacting us.

8.        The Indexed Crediting Rate Strategies

General

The Contract currently offers several Indexed Crediting Rate Strategies to which you may allocate your premium, including some Indexed Crediting Rate Strategies that provide a Buffer Percentage and some that provide a Floor Percentage.

We will credit positive or negative Indexed Strategy Interest at the end of a Strategy Period to amounts allocated to an Indexed Crediting Rate Strategy based, in part, on the performance of the Index. An investment in an Indexed Crediting Rate Strategy is not an investment in the Index or in any Index fund.

With the exception of Indexed Crediting Rate Strategies with a Guaranteed Annual Cap Rate and Buffer, each of the available Indexed Crediting Rate Strategies utilizes a point-to-point Crediting Strategy with either an Index Cap Rate, Index Participation Rate or Index Trigger Rate to calculate Indexed Strategy Interest based on the Index Return from the Strategy Start Date to the Strategy Maturity Date. Additional information about how each Crediting Strategy works is provided below. You can select Indexed Crediting Rate Strategies with Strategy Periods of either one year, three years or six years. The Indexed Crediting Rate Strategies provide different Buffer Percentage or Floor Percentage options. Greater downside protection in the form of a higher Buffer Percentage or lower Floor Percentage may result in less upside potential in the form of a lower Index Cap Rate, Index Participation Rate or Index Trigger Rate.

You could lose a significant amount of money if the Index declines in value, and you can lose a significant amount of money due to the use a Strategy Interim Value Adjustment if amounts are removed from an Indexed Crediting Rate Strategy prior to the Strategy Maturity Date. We can add or remove Indexed Crediting Rate Strategies and change the features of an Indexed Crediting Rate Strategy from one Strategy Period to the next, including the Index and the current limits on Index gains (the Index Cap Rate, Index Participation Rate or Index Trigger Rate) and losses (the Buffer Percentage or Floor Percentage), subject to the minimum guarantees described in this Prospectus.

Information regarding the features of each currently offered Indexed Crediting Rate Strategy, including (i) its name, (ii) the type of Index, (iii) its Strategy Period, (iv) its Index Crediting Methodology; (v) its current limit on Index loss, and (vi) its minimum limit on Index gain, is available in an appendix to the prospectus. See Appendix A – Investment Options Available Under the Contract.

Strategy Periods

The Strategy Period for an Indexed Crediting Rate Strategy is either one, three or six years. Strategy Periods always begin and end on a Contract Anniversary, meaning the Strategy Maturity Date for a Strategy Period is the Strategy Start Date for the next Strategy Period. Before selecting an Indexed Crediting Rate Strategy for investment, you should consider in consultation with your financial professional which Strategy Period lengths may be appropriate for you based on your liquidity needs, investment horizon and financial goals. Investing in Indexed Crediting Rate Strategies with shorter Strategy Periods will provide more frequent crediting of Indexed Strategy Interest Crediting and opportunities to transfer Contract Value; however, assuming the same Index and limit on Index loss, Indexed Crediting Rate Strategies with shorter Strategy Periods generally tend to have less potential for gain. Conversely, investing in Indexed Crediting Rate Strategies with longer Strategy Periods will provide less frequent crediting of Indexed Strategy Interest Crediting and opportunities to transfer Contract Value; however, assuming the same Index and limit on Index loss, Indexed Crediting Rate Strategies with longer Strategy Periods generally tend to have more potential for gain.

All amounts allocated to an Indexed Crediting Rate Strategy must remain in the indexed Crediting Rate Strategy until the Strategy Maturity Date to be credited with Indexed Strategy Interest and to avoid a possible negative Strategy Interim Value Adjustment in addition to Withdrawal Charges and tax consequences.

In addition to Withdrawals, annuitization and Death Benefit payments are based on Strategy Interim Value. See 10. Valuing Your Contract- Indexed Crediting Rate Strategy Value.

Crediting Methods

We calculate and credit interest for each Indexed Crediting Rate Strategy based on the performance of an Index. Interest is calculated by multiplying the Strategy Base Value by the Indexed Crediting Rate. The Indexed Crediting Rate is the Index Return measured over the applicable Strategy Period, adjusted for any applicable Index Cap Rate, Index Participation Rate, Index Trigger Rate, Buffer Percentage and Floor Percentage.

Calculating the Index Return. With the exception of Indexed Crediting Rate Strategies with a Guaranteed Annual Cap Rate and Buffer, which is described below, each Indexed Crediting Rate Strategy uses a “point-to-point” method for calculating the Index Return. For any Strategy Period, a “point-to-point” method compares the Index Value on the Strategy Start Date and Strategy Maturity Date. Example: Assume that you allocate funds to an Indexed Crediting Rate Strategy using the S&P 500® Index and between the Strategy Start Date and Strategy Maturity Date, the closing value of the S&P 500® on those two dates increased by 8%. There would be a positive Index Return of 8% for that Indexed Crediting Rate Strategy for the Strategy Period. If instead the S&P 500® decreased by 5%, there would be a 5% negative Index Return for the Indexed Crediting Rate Strategy for the Strategy Period.

Calculating the Indexed Crediting Rate. After the Index Return is calculated at the end of the Strategy Period, for any positive Index Return, we then limit your Index gains by applying the Index Cap Rate, Index Participation Rate or Index Trigger Rate for that Indexed Crediting Rate Strategy to calculate the Indexed Crediting Rate. For any negative Index Return, we will then limit your Index losses by applying the Buffer Percentage or Floor Percentage for the Indexed Crediting Rate Strategy to calculate the Indexed Crediting Rate.

Limits on Index Losses

●	Buffer Percentage. If an Indexed Crediting Rate Strategy has a Buffer Percentage, the Buffer Percentage represents the amount of any negative Index Return the Company will absorb before you are credited with negative interest. Each Indexed Crediting Rate Strategy with a Buffer Percentage will specify the Buffer Percentage for that strategy. Depending on which Indexed Crediting Rate Strategy you select, the Buffer Percentage will provide protection from a negative Index Return of up to -10% or up to -20%. The Buffer Percentage will not change during a Strategy Period.

The following examples illustrate how we calculate and credit interest calculated under an Indexed Crediting Rate Strategy that utilizes a Buffer Percentage when the Index Return is negative assuming hypothetical Index Returns and hypothetical limits on Index losses. The examples assume no Withdrawals.

Example 1: Assume that you allocate funds to an Indexed Crediting Rate Strategy that includes a Buffer Percentage of -10% and, at the end of the Strategy Period, there is a negative Index Return of -8%. In this case, to determine the Indexed Crediting Rate we would compare the Buffer Percentage of -10% to the negative Index Return of- 8%. Because the negative Index Return (-8%) does not exceed the Buffer Percentage of -10%, the Indexed Crediting Rate would be 0%. As a result, we would not credit any negative interest to your Strategy Base Value. In this example, the Buffer Percentage provided complete downside protection by preventing you from being credited with negative interest.

Example 2: Assume that you allocate funds to an Indexed Crediting Rate Strategy that includes a Buffer Percentage of -10% and, at the end of the Strategy Period, there is a negative Index Return of -15%. In this case, to determine the Indexed Crediting Rate, we would compare the Buffer Percentage of -10% to the negative Index Return of -15%. Because the negative Index Return (-15%) exceeds the Buffer Percentage of -10%, the Indexed Crediting Rate would be -5% (Index Return of -15% offset by a Buffer Percentage of -10%). As a result, we would credit negative interest equivalent to your Strategy Base

Value multiplied by -5%. In this example, the Buffer Percentage provided downside protection because it did limit your loss from -15% to -5%, but it did not provide complete downside protection.

The Buffer Percentage for an Indexed Crediting Rate Strategy will not change while we continue to offer that Indexed Crediting Rate Strategy. However, we reserve the right to add and remove Indexed Crediting Rate Strategies as available investment options. As such, the limits on Index loss offered under the Contract may change from one Strategy Period to the next, provided that we will always offer an Indexed Crediting Rate Strategy with the protection of at least a −5% Buffer Percentage. The Buffer Percentage provides only limited protection from downside risk. You should understand that the Buffer Percentage does not provide absolute protection against negative interest being credited. You may lose money.

Every Indexed Crediting Rate Strategy has its own Buffer Percentage or Floor Percentage. Any portion of your Contract Value that is not allocated to an Indexed Crediting Rate Strategy that includes a Buffer Percentage will not benefit from the protection afforded by a Buffer Percentage.

●	Floor Percentage. If an Indexed Crediting Rate Strategy has a Floor Percentage, the Floor Percentage is the maximum negative Indexed Crediting Rate for that Indexed Crediting Rate Strategy for a given Strategy Period. Each Indexed Crediting Rate Strategy with a Floor Percentage will specify the Floor Percentage for that strategy. Depending on which Indexed Crediting Rate Strategy you select, the Floor Percentage will provide protection from a negative Index Return greater than -10% or greater than 0%. If the Floor Percentage is 0%, you are protected from all losses on the Strategy Maturity Date. Before selecting an Indexed Crediting Rate Strategy, you should consider whether the limit on Index gains imposed under the Indexed Crediting Rate Strategy and the protections against Index losses offered by the Floor Percentage are appropriate based on your risk tolerance and investment needs. The Floor Percentage will not change during a Strategy Period. We do not guarantee that we will always offer an Indexed Crediting Rate Strategy with a Floor Percentage.

The following examples illustrate how we calculate and credit interest calculated under an Indexed Crediting Rate Strategy that utilizes a Floor Percentage when the Index Return is negative assuming hypothetical Index Returns and hypothetical limits on Index losses. The examples assume no Withdrawals.

Example 1: Assume that you allocate Funds to an Indexed Crediting Rate Strategy that includes a Floor Percentage of -10% and, at the end of the Strategy Period, the Index Return is -5%. In this case, to calculate the Indexed Crediting Rate, we would compare the Index Floor of -10% to the Index Return of -5%. Because the Floor Percentage (-10%) is less (more negative) than the Index Return (-5%), the Indexed Crediting Rate would be -5%. As a result, we would credit negative interest to your Strategy Base Value at the Indexed Crediting Rate of -5%. In this example, the Floor Percentage did not provide any downside protection.

Example 2: Assume that you allocate funds to an Indexed Crediting Rate Strategy that includes a Floor Percentage of -10% and, at the end of the Strategy Period, the Index Return is -15%. In this case, to calculate the Indexed Crediting Rate, we would compare the Floor Percentage of -10% to the Index Return of -15%. Because the Floor Percentage (-10%) is higher (less negative) than the Index Return (-15%), the Indexed Crediting Rate would be -10%. As a result, we would credit negative interest to your Strategy Base Value at the Indexed Crediting Rate of -10%. In this example, the Floor Percentage provided downside protection by limiting your loss.

Example 3: Assume that you allocate funds to an Indexed Crediting Rate Strategy that includes a Floor Percentage of 0% and, at the end of the Strategy Period, the Index Return is -15%. Because a Floor Percentage of 0% protects you against all negative Index Returns, the Indexed Crediting Rate would be 0%. As a result, we would not credit any negative or positive interest to your Strategy Base Value. A Floor Percentage of 0% provides downside protection by ensuring you have no loss on the Strategy Maturity Date.

The Floor Percentage for an Indexed Crediting Rate Strategy will not change while we continue to offer that Indexed Crediting Rate Strategy. However, we reserve the right to add and remove Indexed Crediting Rate Strategies as available investment options. As such, the limits on Index loss offered under the Contract may change from one Strategy Period to the next. Unless the Floor Percentage is 0%, the Floor Percentage provides only limited protection from downside risk. You should understand that the Floor Percentage does not provide absolute protection against negative interest being credited. You may lose money.

Every Indexed Crediting Rate Strategy has its own Buffer Percentage or Floor Percentage. Any portion of your Contract Value that is not allocated to an Indexed Crediting Rate Strategy that includes a Floor Percentage will not benefit from the protection afforded by a Floor Percentage.

We set the limit on Index losses for each Indexed Crediting Rate Strategy at our sole discretion. We consider various factors in determining the limit on Index losses, including the cost of our risk management techniques, sales commissions, administrative expenses, regulatory and tax requirements, general economic trends and competitive factors. Generally, assuming the same Index and Strategy Period length, an Indexed Crediting Rate Strategy that provides more protection from Index losses will tend to have less potential for Index gains. Conversely, assuming the same Index and Strategy Period length, an Indexed Crediting Rate Strategy that provides less protection from Index losses will generally tend to have more potential for Index gains.

Before selecting an Indexed Crediting Rate Strategy for investment, you should consider in consultation with your financial professional the limits on Index losses that may be appropriate for you based on your risk tolerance, investment horizon and financial goals.

Limits on Index Gains

●	Index Cap Rate. If an Indexed Crediting Rate Strategy has an Index Cap Rate, the Index Cap Rate represents the maximum positive Index Return that would be used to calculate the Indexed Crediting Rate for a given Strategy Period, which will limit your positive returns. The Indexed Crediting Rate for the Strategy Period will be the lesser of (i) the Index Return and (ii) the Index Cap Rate. We set the Index Cap Rate for each Indexed Crediting Rate Strategy prior to the Strategy Start Date. The Index Cap Rate may be different for different Indexed Crediting Rate Strategies and may vary for any Strategy Period for any Indexed Crediting Rate Strategy. In no event will an Index Cap Rate be lower than the Guaranteed Minimum Cap Rate.

The following examples illustrate how we calculate and credit interest calculated under an Indexed Crediting Rate Strategy that utilizes an Index Cap Rate when the Index Return is positive assuming hypothetical Index Returns and hypothetical limits on Index gains. The examples assume no Withdrawals.

Example 1: Assume that you allocate funds to an Indexed Crediting Rate Strategy that includes an Index Cap Rate of 6%. Also assume that at the end of the Strategy Period, the positive Index Return is 5%. In this case, to determine the Indexed Crediting Rate, we would compare the 5% to the Index Cap Rate of 6%. Because the positive Index Return is less than the Index Cap Rate (6%), the full 5% would be used for the Indexed Crediting Rate. As a result, you would be credited with Indexed Strategy Interest equivalent to 5% of your Strategy Base Value. In this example, the Index Cap Rate did not limit your potential gain.

Example 2: Assume that you allocate funds to an Indexed Crediting Rate Strategy that includes an Index Cap Rate of 7%. Also assume that at the end of the Strategy Period, the positive Index Return is 10%. In this case, to determine the Indexed Crediting Rate, we would compare the 10% to the Index Cap Rate of 7%. Because the positive Index Return is higher than the Index Cap Rate (7%), the Index Cap Rate of 7% would be used for the Indexed Crediting Rate. As a result, you would be credited with Indexed

Strategy Interest equivalent to 7% of your Strategy Base Value. In this example, the Index Cap Rate limited your potential gain.

The Index Cap Rates do not guarantee a certain amount of interest will be credited. The Index Cap Rates benefit us because they limit the amount of positive Index Return that we may be obligated to credit for any Strategy Period. We set the Index Cap Rates at our discretion. You bear the risk that we will not set the Index Cap Rates higher than the Guaranteed Minimum Cap Rates.

●	Index Participation Rate. If an Indexed Crediting Rate Strategy has an Index Participation Rate, the Index Participation Rate represents the percentage of any positive Index Return that will be used to calculate the Indexed Crediting Rate for a given Strategy Period. The Index Participation Rate is a percentage, which can be more, less or equal to 100%, that is multiplied by the positive Index Return to determine the interest that would be credited for a given Strategy Period for an Indexed Crediting Rate Strategy. We will not apply an Index Participation Rate if the Index Return is less than zero.

●	If the Index Participation Rate is greater than 100%, it will increase your upside potential when there is a positive Index Return. For example, if your Index Participation Rate is 150%, we will multiply any positive Index Return by 150%

●	If the Index Participation Rate is less than 100%, it will decrease your upside potential when there is a positive Index Return. For example, if your Index Participation Rate is 50%, we will apply only 50% of the positive Index Return.

●	If the Index Participation Rate is equal to 100%, it will neither increase nor decrease your upside potential. If your Index Participation Rate is 100%, we will apply the amount of the positive Index Return.

We set the Index Participation Rate for each Indexed Crediting Rate Strategy prior to the Strategy Start Date. The Index Participation Rate may be different for different Indexed Crediting Rate Strategies and may vary for any Strategy Period for any Indexed Crediting Rate Strategy. In no event will an Index Participation Rate be lower than the Guaranteed Minimum Participation Rate.

The following examples illustrate how we calculate and credit interest calculated under an Indexed Crediting Rate Strategy that utilizes an Index Participation Rate when the Index Return is positive assuming hypothetical Index Returns and hypothetical limits on Index gains. The examples assume no Withdrawals.

Example 1: Assume that you allocate funds to an Indexed Crediting Rate Strategy that includes an Index Participation Rate of 120%. Also assume that at the end of the Strategy Period, the Index Return is 6.0%. As a result, we would multiply the Index Participation Rate of 120% by the Index Return of 6.0% to determine the Indexed Crediting Rate of 7.2%. You would then be credited with interest equivalent to 7.2% (120% x 6.0%) of your Strategy Base Value. In this example, the Index Participation Rate increased your potential gain.

Example 2: Assume that you allocate funds to an Indexed Crediting Rate Strategy that includes an Index Participation Rate of 90%. Also assume that at the end of the Strategy Period, the Index Return is 6.0%. As a result, we would multiply the Index Participation Rate of 90% by the Index Return of 6.0% to determine the Indexed Crediting Rate of 5.4%. You would then be credited with interest equivalent to 5.4% (90% x 6.0%) of your Strategy Base Value. In this example, the Index Participation Rate decreased your potential gain.

Example 3: Assume that you allocate funds to an Indexed Crediting Rate Strategy that includes an Index Participation Rate of 100%. Also assume that at the end of the Strategy Period, the Index Return is 6.0%. As a result, we would multiply the Index Participation Rate of 100% by the Index Return of 6.0% to determine the Index Crediting Rate of 6.0%. You would then be credited with interest equivalent to

6.0% (100% x 6.0%) of your Strategy Base Value. In this example, the Index Participation Rate did not impact your potential gain.

The Index Participation Rates do not guarantee a certain amount of interest will be credited. The Index Participation Rates benefit us because they may limit the amount of positive Index Return that we may be obligated to credit for any Strategy Period. We set the Index Participation Rates at our discretion. You bear the risk that we will not set the Index Participation Rates higher than the Guaranteed Minimum Participation Rate.

●	Index Trigger Rate. If an Indexed Crediting Rate Strategy has an Index Trigger Rate, the Index Trigger Rate represents the positive Crediting Rate for a given Strategy Period if the Index Return for the Strategy Period equals or exceeds the Trigger Threshold. We set the Index Trigger Rate and the Trigger Threshold for each Indexed Crediting Rate Strategy prior to the beginning of a Strategy Period, and the Index Trigger Rate and Trigger Threshold may vary between Indexed Crediting Rate Strategies. An Index Trigger Rate and/or a Trigger Threshold for a Strategy Period may be higher or lower than the Index Trigger Rates and/or Trigger Threshold for previous or future Strategy Periods. In no event will an Index Trigger Rate be lower than the Guaranteed Minimum Trigger Rate. The Trigger Threshold will never be greater than -1% or lower than the Buffer Percentage. Because the Trigger Threshold will always be negative, an Indexed Crediting Rate Strategy with an Index Trigger Rate is a “Dual Direction” strategy because if the Index Return for the Strategy Period is either positive, zero or negative but at least the Trigger Threshold, your Indexed Crediting Rate will be positive in the amount of the Index Trigger Rate.

The following examples illustrate how we calculate and credit interest calculated under an Indexed Crediting Rate Strategy that utilizes an Index Trigger Rate when the Index Return equals or exceeds the Trigger Threshold assuming hypothetical Index Returns and hypothetical limits on Index gains. The examples assume no Withdrawals.

Example 1: Assume that you allocate funds to an Indexed Crediting Rate Strategy that includes an Index Trigger Rate of 6%, a 10% Buffer Percentage and a Trigger Threshold of -3%. Also assume that at the end of the Strategy Period, the Index Return is 5%. Because the Index Return is greater than the Trigger Threshold (-3%), the Index Crediting Rate will equal the Index Trigger Rate of 6%. You would then be credited with interest equivalent to 6.0% of your Strategy Base Value. In this example, the Index Trigger Rate was greater than the Index Return.

Example 2: Assume that you allocate funds to an Indexed Crediting Rate Strategy that includes an Index Trigger Rate of 6%, a 10% Buffer Percentage and a Trigger Threshold of -3%. Also assume that at the end of the Strategy Period, the Index Return is 10%. Because the Index Return is greater than the Trigger Threshold (-3%), the Indexed Crediting Rate will equal the Index Trigger Rate of 6%. You would then be credited with interest equivalent to 6.0% of your Strategy Base Value. In this example, the Trigger Rate limited your potential gain.

Example 3: Assume that you allocate funds to an Indexed Crediting Rate Strategy that includes an Index Trigger Rate of 6%, a 10% Buffer Percentage and a Trigger Threshold of -3%. Also assume that at the end of the Strategy Period, the Index Return is -1%. Because the Index Return (-1%) is greater than the Trigger Threshold (-3%), the Indexed Crediting Rate will equal the Index Trigger Rate of 6%. You would then be credited with interest equivalent to 6.0% of your Strategy Base Value. In this example, the Trigger Rate was greater than the Index Return.

Example 4: Assume that you allocate funds to an Indexed Crediting Rate Strategy that includes an Index Trigger Rate of 6%, a 10% Buffer Percentage and a Trigger Threshold of -3%. Also assume that at the end of the Strategy Period, the Index Return is -5%. Because the Index Return (-5%) is lower than the Trigger Threshold (-3%) but above the selected Buffer Percentage (10%), the Indexed Crediting Rate will equal 0%. In this example, you were protected from the Index loss, but you were not credited with interest because the Index Return was below the Trigger Threshold but was within the Buffer Percentage.

Example 5: Assume that you allocate funds to an Indexed Crediting Rate Strategy that includes an Index Trigger Rate of 6%, a 10% Buffer Percentage and a Trigger Threshold of -3%. Also assume that at the end of the Strategy Period, the Index Return is -12%. Because the Index Return of -12% is lower than the Trigger Threshold (-3%) and also below the Buffer Percentage (10%), the Indexed Crediting Rate will equal -2% (the amount by which the Index Return exceeded the Buffer Percentage). You would then be credited with interest equivalent to -2% of your Strategy Base Value. In this example, you were protected from the first -10% of Index loss due to the Buffer Percentage.

The Index Trigger Rates do not guarantee a certain amount of interest will be credited unless the applicable Index Return equals or exceeds the Trigger Threshold. The Index Trigger Rates limit the amount of positive Index Return that we may be obligated to credit for any Strategy Period. We set the Index Trigger Rates and Trigger Thresholds at our discretion. You bear the risk that we will not set the Index Trigger Rates higher than the Guaranteed Minimum Trigger Rate and that we will not set the Trigger Threshold lower than -1%.

Guaranteed Annual Cap Rate and Buffer

If an Indexed Crediting Rate Strategy has a Guaranteed Annual Cap Rate and Buffer, the Index Cap Rate and the Buffer Percentage will apply separately for each Contract Year during the 6-year Strategy Period. The annual Indexed Crediting Rate will be calculated in the same manner as for a point-to-point Indexed Crediting Rate Strategy, except it will be calculated on each Contract Anniversary. However, no Indexed Strategy Interest will be credited to the Indexed Crediting Rate Strategy until the Strategy Maturity Date.

If you take a Withdrawal from an Indexed Crediting Rate Strategy with a Guaranteed Annual Cap Rate and Buffer prior to the end of the Strategy Period, your Withdrawal will be based on the Strategy Interim Value on the date of the Withdrawal, and not the gains or losses locked in for the completed Contract Years during the Strategy Period. An Indexed Crediting Rate Strategy with a Guaranteed Annual Cap Rate and Buffer is not appropriate for investors who intend to take withdrawals during the Strategy Period.

The Indexed Crediting Rate for the full Strategy Period will equal the cumulative result of each successive Indexed Crediting Rate for each Contract Year during the Strategy Period. The Indexed Crediting Rate for the full Strategy Period is the product of multiplying (1+ Indexed Crediting Rate) for each Contract Year during the Strategy Period and subtracting 1 from the product.

The following examples illustrate how we calculate and credit interest calculated under an Indexed Crediting Rate Strategy that has a Guaranteed Annual Cap and Buffer in multiple scenarios, assuming hypothetical Index performance and hypothetical limits on Index gains. The examples assume no Withdrawals.

Example 1: Assume that you allocate funds to an Indexed Crediting Rate Strategy that includes an Annual Index Cap Rate of 6% with varying Index Returns each Contract Year. Each Contract Year, the Index Crediting Rate is locked in, based on the chart below:

Contract Year	Index Performance	Index Cap Rate	Buffer Percentage	Index Crediting Rate	Cumulative Index Crediting Rate
1	13%	6%	10%	6%	6.0%
2	-5%	6%	10%	0%	6.0%
3	4%	6%	10%	4%	10.2%
4	-12%	6%	10%	-2%	8.0%
5	6%	6%	10%	6%	14.5%
6	10%	6%	10%	6%	21.4%
Strategy Maturity Date (Cumulative)					21.4%

In this example, at the end of the Strategy Period, (1 + the Index Crediting Rate) for all of the Contract Years are multiplied together, and that product minus 1 equals the Index Crediting Rate for the full Strategy Period. In the example above, the Index Crediting Rate would equal 21.4% ((1.06 * 1.00 * 1.04 * 0.98 * 1.06 * 1.06) -1 = 21.4%).

Example 2: Assume that you allocate funds to an Indexed Crediting Rate Strategy that includes an Annual Index Cap Rate of 6% and an annual Buffer of 10% with flat or negative returns each year. Each Contract Year, the Index Crediting Rate is locked in, based on the chart below:

Contract Year	Index Performance	Index Cap Rate	Buffer Percentage	Index Crediting Rate	Cumulative Index Crediting Rate
1	-15%	6%	10%	-5%	-5.0%
2	-5%	6%	10%	0%	-5.0%
3	-20%	6%	10%	-10%	-14.5%
4	-12%	6%	10%	-2%	-16.8%
5	-7%	6%	10%	0%	-16.8%
6	-25%	6%	10%	-15%	-28.8%
Strategy Maturity Date (Cumulative)					-28.8%

In this example, at the end of the Strategy Period, (1 + the Index Crediting Rate) for all of the Contract Years are multiplied together, and that product minus 1 equals the Index Crediting Rate for the full Strategy Period. In the example above, the Index Crediting Rate would equal -28.8% ((0.95 * 1.00 * 0.90 * 0.98 * 1.00 * 0.85) -1 = -28.8%).

Example 3: Assume that you allocate funds to an Indexed Crediting Rate Strategy that includes an Annual Index Cap Rate of 6% and an annual Buffer of 10% where the returns are flat or positive each year. Each Contract Year, the Index Crediting Rate is locked in, based on the chart below:

Contract Year	Index Performance	Index Cap Rate	Buffer Percentage	Index Crediting Rate	Cumulative Index Crediting Rate
1	25%	6%	10%	6%	6.0%
2	7%	6%	10%	6%	12.4%
3	0%	6%	10%	0%	12.4%
4	3%	6%	10%	3%	15.7%
5	5%	6%	10%	5%	21.5%
6	12%	6%	10%	6%	28.8%
Strategy Maturity Date (Cumulative)					28.8%

In this example, at the end of the Strategy Period, (1 + the Index Crediting Rate) for all of the Contract Years are multiplied together, and that product minus 1 equals the Index Crediting Rate for the full Strategy Period. In the example above, the Index Crediting Rate would equal 28.8% ((1.06 * 1.06 * 1.00 * 1.03 * 1.05 * 1.06) -1 = 28.8%).

Indexed Strategy Interest is not credited to your Indexed Crediting Rate Strategy until the Strategy Maturity Date at the end of the 6-year Strategy Period. Until that time, your Contract Value will be subject to the Strategy Interim Value calculations. The Cumulative Index Crediting Rate on each

Contract Anniversary shown in the examples above is not available to you and is used only for the purpose of illustrating the calculation of the Indexed Strategy Interest ultimately credited on the Strategy Maturity Date.

Determination of Crediting Rates

The Index Cap Rates, Index Participation Rates, Guaranteed Annual Cap Rates, Index Trigger Rates and Trigger Thresholds (collectively known as “crediting rates”) for your initial Strategy Periods will be set forth in your Contract, will be disclosed to you at the time you apply for a Contract and will be no lower for 60 days thereafter. If your Contract is issued after that 60-day period, the crediting rates for any Indexed Crediting Rate Strategy to which you have allocated Premium will be based on our Rates in place on the Contract Effective Date and those rates will be made available at least seven days prior to the Contract Effective Date. If those rates are lower on the Contract Effective Date than at the time of your application and you are dissatisfied with those rates, you may cancel your Contract within 21 days of receiving your Contract and have the amount of your Premium returned to you without any surrender charges. Prior to the beginning of each subsequent Strategy Period, we will provide 30-day advance notice indicating how you may obtain the Index Cap Rates, Index Participation Rates, Guaranteed Annual Cap Rates, Index Trigger Rates and Trigger Thresholds, which we will establish at least 15 days prior to the next Strategy Period. Information about current crediting rates can be found at https://aspida.com/documents/rila/dreampath/90003-Aspida-DreamPath-Annuity-Rate-Sheet.pdf and are incorporated in this prospectus by reference.

We determine Index Cap Rates, Index Participation Rates and Index Trigger Rates and Trigger Thresholds for each new Strategy Period at our discretion, subject to the Guaranteed Minimum Cap Rates, Guaranteed Minimum Participation Rates, Guaranteed Minimum Trigger Rates and the maximum Trigger Threshold of -1%. We consider a number of factors when declaring Index Cap Rates, Index Participation Rates and Index Trigger Rates and Trigger Thresholds. Generally, we seek to manage our risk associated with our obligations, in part, by trading call and put options and other derivative instruments on the available Indices. The costs of these instruments impact the rates we declare, and those costs can be impacted by market conditions and forces. We also consider sales commissions, administrative expenses, regulatory and tax requirements, general economic trends and competitive factors. You bear the risk that we may declare lower Index Cap Rates, Index Participation Rates and Index Trigger Rates and higher Trigger Thresholds for future Strategy Periods, and that such rates could be as low as the Guaranteed Minimum Cap Rates, Guaranteed Minimum Participation Rates or Guaranteed Minimum Trigger Rates and as high as a Trigger Threshold of -1% for that Indexed Crediting Rate Strategy. Rates offered for new Strategy Periods may be different from those offered to new investors or offered to you at Contract issuance. We will not establish an Index Cap Rate below 2%, 5%, and 10% for a 1, 3, and 6-year Strategy, respectively. We will not establish an Index Cap Rate for an Indexed Crediting Rate Strategy with a Guaranteed Annual Cap Rate and Buffer below 2%. We will not establish an Index Participation Rate below 10%. We will not establish an Index Trigger Rate below 2%, 5%, and 10% for a 1, 3, and 6-year Strategy, respectively and we will not establish a Trigger Threshold greater than -1%.

Before selecting an Indexed Crediting Rate Strategy for investment, you should consider in consultation with your financial professional the limits on Index gains that may be appropriate for you based on your risk tolerance, investment horizon and financial goals. Generally, assuming the same Index and Strategy Period length, an Indexed Crediting Rate Strategy that provides less potential for Index gains will tend to have more protection from Index losses. Conversely, assuming the same Index and Strategy Period length, an Indexed Crediting Rate Strategy that provides more potential for Index gains will generally tend to have less protection from Index losses.

Performance Lock Feature

The Contract’s Performance Lock feature allows you to lock in an Indexed Crediting Rate Strategy’s Strategy Interim Value prior to the Strategy Maturity Date. The Performance Lock feature is available with all of the Indexed Crediting Rate Strategies under the Contract. There is no additional charge for the Performance Lock feature.

The lock-in features may be of interest to investors who:

●	Are interested in eliminating some of the uncertainty regarding future Index performance; or

●	Are seeking to potentially limit the impact of a negative Indexed Strategy Interest they may otherwise receive if they don’t lock in the Strategy Interim Value.

Upon exercising a Performance Lock, the Owner will receive Indexed Strategy Interest on the Strategy Maturity Date based on the Strategy Interim Value at the time of the lock instead of being calculated using the point- to- point crediting method. The Strategy Interim Value is not directly tied to the performance of the relevant Index (although Index performance impacts the Strategy Interim Value), and even if the Index has performed positively, it is possible that the Strategy Interim Value may have decreased. When you exercise a Performance Lock, you are not locking in Index Performance.

The Indexed Strategy Interest you receive on the Strategy Maturity Date after exercising a Performance Lock may be lower than the Indexed Strategy Interest you would have received on the Strategy Maturity Date if you hadn’t exercised the Performance Lock. Similarly, you may receive negative Indexed Strategy Interest due to exercising Performance Lock when, had you not exercised Performance Lock, you would have received positive Indexed Strategy Interest on the Strategy Maturity Date. You also may receive less than the full protection of the Buffer Percentage or Floor Percentage (as applicable). This is due to the Strategy Interim Value being applied in calculating the Indexed Strategy Interest instead of the point-to-point crediting method. If a Performance Lock is exercised, the Indexed Crediting Rate Strategy’s Floor Percentage, Buffer Percentage, Index Cap Rate, Index Participation Rate and Index Trigger Rate (as applicable) will no longer be applied on the Strategy Maturity Date. The Strategy Interim Value you lock in by exercising a Performance Lock is intended to reflect the value of your investment in an Indexed Crediting Rate Strategy when you exercise the Performance Lock. If there is a difference between your starting investment in the Indexed Crediting Rate Strategy as adjusted for any withdrawals (the Strategy Base Value) and the Strategy Interim Value, you will realize the difference as a gain or loss. This reconciles the portion of your Contract Value in the Indexed Crediting Rate Strategy with the value of assets backing the Indexed Crediting Rate Strategy.

Between the date of the lock and the Strategy Maturity Date, the Strategy Interim Value will be the locked Strategy Interim Value. You will not earn any additional interest between the date of the lock and the Strategy Maturity Date.

If a Performance Lock has been exercised and the current Strategy Maturity Date is later than the next Contract Anniversary, the Strategy Period is shortened, and the Strategy Maturity Date is moved up to the next Contract Anniversary. For example, if the Strategy Start Date is 9/1/2025 for a 6-year Indexed Crediting Rate Strategy (Strategy Maturity Date is 9/1/2031 before exercise of the Performance Lock) and you exercise a Performance Lock on 7/12/2028, the Strategy Maturity Date will move to 9/1/2028 at the time of exercising the Performance Lock.

If you exercise Performance Lock and the locked-in Strategy Interim Value is less than the Strategy Base Value, you will be locking-in a loss, which could be significant. The Buffer Percentage or Floor Percentage will not apply, and the loss could be significant. You should speak to your financial professional before executing the Performance Lock.

There are two ways to exercise the Performance Lock for an Indexed Crediting Rate Strategy: Manual Performance Lock and Target Performance Lock. We reserve the right to discontinue offering either method of exercising Performance Lock at any time, however, at least one method of exercising Performance Lock will always be available to You.

●	Manual Performance Lock. Under this method, you exercise a Performance Lock by submitting a Request directing us to lock in the Strategy Interim Value for Indexed Crediting Rate Strategy. We will lock in the Strategy Interim Value on the Business Day we receive your request in Good Order. For example, if you submit a request in Good Order prior to the end of the Business Day (generally 4:00 p.m. E.T.) to lock in an Indexed Crediting Rate Strategy, the Performance Lock will be effective on that day (Performance Lock Date). If your request is received in Good Order after the end of the Business Day (generally 4:00 p.m. E.T.), or on a weekend or on a holiday, the Performance Lock will be effective on the next Business Day (Performance Lock Date).

●	Target Performance Lock. Under this method, if a Performance Lock has not yet occurred, you may Request to set a Performance Lock Threshold. If you set a Performance Lock Threshold, we will automatically lock in the Strategy Interim Value during the remainder of the Strategy Period if the Strategy Interim Value at the end of a Business Day reaches and/or exceeds the Performance Lock Threshold. Please note that if you set a Performance Lock Threshold at a level that is below or at the Strategy Interim Value at the end of the Business Day we received your request, the Performance Lock will be exercised that day.

For example, if a Performance Lock Threshold of 10% is set, the Indexed Crediting Rate Strategy will not lock in until the Strategy Interim Value at the end of a Business Day reflects an increase from your Strategy Base Value of at least 10%. A Performance Lock Threshold may be removed or changed if you provide us with notice in Good Order at least four Business Days prior to the Strategy Maturity Date, provided a Performance Lock has not yet occurred for the specified Indexed Crediting Rate Strategy during the Strategy Period. The Strategy

Maturity Date counts as one of those four Business Days if the Strategy Maturity Date is on a Business Day.

You can Request a Performance Lock or set a Performance Lock Threshold on any Business Day up to four Business Days prior to the applicable Strategy Maturity Date. The Strategy Maturity Date counts as one of those four Business Days if the Strategy Maturity Date is on a Business Day. In order to request a Performance Lock or set Performance Lock Threshold(s) you must provide us with Notice. If you submit a Performance Lock request, the Performance Lock Date will be the Business Day we receive notice in Good Order to lock the Indexed Crediting Rate Strategy. If you establish a Performance Lock Threshold, the Performance Lock Date will be the Business Day where the increase in the Strategy Interim Value triggers the threshold you set.

Under either method for exercising a Performance Lock, you will not know the locked-in Strategy Interim Value in advance because the Strategy Interim Value is calculated at the end of the Business Day after you exercise the Performance Lock. The locked-in Strategy Interim Value could be lower than you anticipated. If you submit a Performance Lock request, the locked-in Strategy Interim Value may be lower or higher than the Strategy Interim Value that was last calculated before you submitted your request. If you establish a Performance Lock Threshold, the locked-in Strategy Interim Value will be at least equal to the threshold. For example, if Performance Lock Threshold of 10% is set, the Indexed Crediting Rate Strategy will not lock in until the Strategy Interim Value at the end of a Business Day reflects an increase from your Strategy Base Value of at least 10%.

You can obtain the current Strategy Interim Value by calling us at 1-833-4-ASPIDA (1-833-427-7432) or by visiting https://sso.aspida.com/ and using your secure login. However, as explained above, if you were to exercise Performance Lock, the locked-in Strategy Interim Value may be more or less than the quoted value.

We will not provide advice or notify you regarding whether you should exercise the Performance Lock feature or the optimal time for doing so. It is possible that you may exercise a Performance Lock at a sub-optimal time during the Strategy Period, or that there is no optimal time to exercise Performance Lock during a Strategy Period. We will not warn you if you exercise the Performance Lock at a sub-optimal time. We are not responsible for any losses or forgone gains related to your decision whether or not to exercise the Performance Lock feature.

A potential advantage of setting a higher Performance Lock Threshold is that you can capture positive Indexed Crediting Rate Strategy performance (through a positive Indexed Strategy Interest) even if the Indexed Crediting Rate Strategy’s performance later turns negative. A potential disadvantage of setting a Performance Lock Threshold is that the positive Indexed Crediting Rate Strategy performance beyond the threshold could move even higher, i.e., more positive, in which case you would miss out on a more positive Indexed Strategy Interest than the one resulting from your exercise of the Performance Lock.

Once a Performance Lock is executed, it is irrevocable for that Strategy Period. A Performance Lock will not be applied retroactively and can only be exercised for the entire Indexed Crediting Rate Strategy. A Performance Lock may only be exercised once per Strategy Period for each Indexed Crediting Rate Strategy.

We reserve the right to limit the availability of the Performance Lock feature to only certain Indexed Crediting Rate Strategies in the future.

Indices

Currently, each Indexed Crediting Rate Strategy credits interest based on the performance of one of the following Indices, each covering different asset classes. Not all Indices are available with each crediting strategy. There are risks associated with each of these Indices. See 4. Principal Risks of Investing in the Contract – Indexed Crediting Rate Strategy Risk for more information about these risks.

●	S&P 500® Index (SPX). The S&P 500® Index is widely regarded as the best single gauge of US large-cap equities. The index includes 500 leading companies spanning all sectors of the US stock market. It covers approximately 80% of the US equity market capitalization.

●	Nasdaq-100® Index (NDX). The Nasdaq-100® Index includes 100 of the largest domestic and international non-financial companies listed on the Nasdaq Stock Market based on market capitalization. The Index reflects companies across major industry groups including computer hardware and software, telecommunications, retail/wholesale trade and biotechnology. It does not contain securities of financial companies, including investment companies.

●	Russell 2000® Index (RTY). The Russell 2000® Index measures the performance of the small-cap segment of the U.S. equity universe. It is a subset of the Russell 3000® Index and includes approximately 2,000 of the smallest securities based on a combination of their market cap and current index membership.

●	MSCI Emerging Markets (EM) Index (MXEF). The MSCI Emerging Markets Index is a free float-adjusted market capitalization index that is designed to measure equity market performance of emerging markets. As of the date of this prospectus, the MSCI Emerging Markets Index consists of the following 24 emerging market country indices: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Greece, Hungary, India, Indonesia, Korea, Kuwait, Malaysia, Mexico, Peru, Philippines, Poland, Qatar, Saudi Arabia, South Africa, Taiwan, Thailand, Turkey, and UAE .

Please note that each Index is a price return index, which means that changes in the value of the Index are determined solely by changes in the price of each security included in the Index. By contrast, a total return index also includes the value of all dividends, interest, rights offerings or other distributions associated with each security included in the index. This will reduce the Index return and will cause the Index to underperform a direct investment in the securities composing the Index. For example, the value of the S&P 500 Total Return Index incorporates dividends and other distributions by assuming that they are reinvested in the entire index.

The bar charts shown below provide each Index’s annual returns for the last 10 calendar years, as well as the Index returns after applying a hypothetical 5% Index Cap and a hypothetical -10% Buffer Percentage. The chart illustrates the variability of the returns from year to year and shows how hypothetical limits on Index gains and losses may affect these returns. Past performance is not necessarily an indication of future performance.

The performance below is NOT the performance of any Indexed Crediting Rate Strategy. Your performance under the Contract will differ, perhaps significantly. The performance below may reflect a different return calculation, time period, and limit on Index gains and losses than the Indexed Crediting Rate Strategy, and does not reflect Contract fees and charges, including surrender charges and the adjustment for Strategy Interim Values, which reduce performance.

1 This Index is a “price return index,” not a “total return index,” and therefore does not reflect the dividends paid on the securities composing the Index, which will reduce the Index return and may cause the Index to underperform a direct investment in the securities composing the Index.

1 This Index is a “price return index,” not a “total return index,” and therefore does not reflect the dividends paid on the securities composing the Index, which will reduce the Index return and may cause the Index to underperform a direct investment in the securities composing the Index.

1 This Index is a “price return index,” not a “total return index,” and therefore does not reflect the dividends paid on the securities composing the Index, which will reduce the Index return and may cause the Index to underperform a direct investment in the securities composing the Index.

1 This Index is a “price return index,” not a “total return index,” and therefore does not reflect the dividends paid on the securities composing the Index, which will reduce the Index return and may cause the Index to underperform a direct investment in the securities composing the Index.

New, Replaced or Discontinued Indices and Indexed Crediting Rate Strategies

We reserve the right to add, remove or replace any Index or Indexed Crediting Rate Strategy in the future, subject to any necessary regulatory approvals. If we replace an Index, this will not cause a change in the Index Cap Rate, Index Participation Rate, Index Trigger Rate, Trigger Threshold, Buffer Percentage or Floor Percentage for the current Strategy Period. Adding, replacing or removing an Index does not cause a change in the Buffer Percentage or Floor Percentage because that element does not change while we continue to offer that Indexed Crediting Rate Strategy. Any new Indexed Crediting Rate Strategy based on the performance of a newly added Index will have a new Buffer Percentage or Floor Percentage and a new Index Cap Rate, Index Participation Rate or Index Trigger Rate and Trigger Threshold, provided that an Index Cap Rate will never be lower than the Guaranteed Minimum Cap Rate, an Index Participation Rate will never be lower than the Guaranteed Minimum Participation Rate, an Index Trigger Rate will never be lower than the Guaranteed Minimum Trigger Rate and a Trigger Threshold will never be greater than -1%. Changes to the Index Cap Rate, Index Participation Rate or Index Trigger Rate and Trigger Threshold, if any, occur at the start of the next Strategy Period.

We may remove or replace an Index in the event of the Index being discontinued, an Index calculation substantially changing, the unavailability of Index values, the loss of our license or permission to use the Index, the inability to hedge risks associated with the Index or similar conditions approved by applicable regulators. We may do so at the end of a Strategy Period or during a Strategy Period. We will notify you in writing at least 30 days before we remove or replace an Index.

If we replace an Index for future Strategy Periods, we will endeavor to select a new Index that is similar to the old Index. In making this evaluation, we will look at factors such as asset class, Index composition, strategy or methodology inherent to the Index and Index liquidity. If a similar index is not found, we will substitute the original Index with a domestic or international broad-based securities market index or discontinue offering the Indexed Crediting Rate Strategy.

If we remove an Index during a Strategy Period, we will end, (i.e., mature), the Strategy Period on the date the Index is removed, and calculate the Indexed Crediting Rate based on the Indexed Crediting Rate Strategy’s features (i.e. Index Cap Rate, Index Participation Rate, or Index Trigger Rate and Trigger Threshold, and Buffer Percentage or Floor Percentage, as applicable). Your Contract Value in the applicable Indexed Crediting Rate Strategy will be transferred to the Fixed Crediting Rate Strategy, and you will not be able to reallocate it until the next Contract Anniversary Date. Your Contract Value transferred to the Fixed Crediting Rate Strategy will earn interest at the applicable annual interest rate that applies to the Fixed Crediting Rate Strategy.

For example, if the S&P 500 Index is discontinued, we will mature the Indexed Crediting Rate Strategies as of the date of the most recently available Index closing value. We will use that closing value to calculate the Index Return through that date. We will apply the Index Return calculated on that date in the same way we apply the Index Return calculated on the Strategy Maturity Date for the Indexed Crediting Rate Strategies that are not terminated early. This means we will apply the Index Cap Rate, Index Participation Rate or Index Trigger Rate and Trigger Threshold, and Floor Percentage or Buffer Percentage, as applicable. For example, if the Index Return was 8% at the time we matured the Strategy Period for a Indexed Crediting Rate Strategy with a 6% Index Cap Rate, we would credit an 6% Index Crediting Rate to your Contract Value in the applicable Indexed Crediting Rate Strategy. If the Index Return was -30% at the time we matured the Strategy Period for an Indexed Crediting Rate Strategy with a -10% Buffer Percentage, we would credit a -20% Index Crediting Rate to your Contract Value in the applicable Indexed Crediting Rate Strategy. We will not use the Strategy Interim Value when calculating the Index Crediting Rate when an Index is removed during a Strategy Period.

Additional Index information, including disclaimers, may be found in Appendix C: Index Disclosures.

9.        The Fixed Crediting Rate Strategy

There is only one Fixed Crediting Rate Strategy for the Contract. The Fixed Crediting Rate Strategy has a one-year Strategy Period. Amounts allocated to the Fixed Crediting Rate Strategy earn interest at the applicable annual interest rate for the Strategy Period.

Information regarding the features of the Fixed Crediting Rate Strategy, including (i) its name, (ii) its Strategy Period, and (iii) its minimum guaranteed interest rate, is available in an appendix to this prospectus. See Appendix A: Investment Options Available Under the Contract.

Interests in the Fixed Crediting Rate Strategy are not registered under the Securities Act of 1933 and the Fixed Crediting Rate Strategy is not registered as an investment company under the Investment Company Act of 1940. The disclosures regarding the Fixed Crediting Rate Strategy are subject to certain generally applicable provisions of the federal securities laws regarding the accuracy and completeness of disclosures.

The annual interest rate declared at the beginning of the Strategy Period is guaranteed until the Strategy Maturity Date. Interest will be credited on a daily basis during the Strategy. The daily rate is calculated as (1+Annual Interest Rate) ˄ (1/365)-1, except in a leap year, when the daily rate generally is calculated as (1+Annual Interest Rate) ˄ (1/366)-1.

If you allocate Contract Value to the Fixed Crediting Rate Strategy, the Strategy Base Value at any time will be equal to the Contract Value allocated to the Fixed Crediting Rate Strategy on the Strategy Start Date, plus interest credited to the Fixed Crediting Rate Strategy during the Strategy Period, less any amount deducted from the Fixed Crediting Rate Strategy during the Strategy Period.

For the initial Strategy Period, the annual interest rates for the Fixed Crediting Rate Strategy will be listed in your Contract. We may declare different interest rates for subsequent Strategy Periods. At least 30 days prior to the end of any Strategy Period, we will provide notice of where to find the annual interest rate for the Fixed Crediting Rate Strategy that will be available for the next Strategy Period. This notice of the upcoming renewal will be in writing and the rates will be publicly available at least 15 days prior to the Strategy Start Date for the new Strategy Period on https://aspida.com/documents/rila/dreampath/90003-Aspida-DreamPath-Annuity-Rate-Sheet.pdf.

We determine the annual interest rate for the Fixed Crediting Rate Strategy at our discretion. In no event will we declare an annual interest rate lower than the Guaranteed Minimum Interest Rate of 0.25%. You bear the risk that we will not credit interest for a new Strategy Period at a rate greater than the Guaranteed Minimum Interest Rate.

The Fixed Crediting Rate Strategy is subject to the Standard Nonforfeiture Law for Individual Deferred Annuities as adopted in your state. The minimum value of the Fixed Crediting Rate Strategy on any surrender will never be less than the Minimum Nonforfeiture Amount.

For the amount allocated to the Fixed Crediting Rate Strategy, upon surrender you will never receive less than the Minimum Nonforfeiture Amount.

Amounts allocated or transferred to the Indexed Crediting Rate Strategies are not subject to the Standard Nonforfeiture Law for Individual Deferred Annuities upon surrender.

We reserve the right to remove the Fixed Crediting Rate Strategy as an available Investment Option. There is no guarantee that the Fixed Crediting Rate Strategy will always be available for investment in the future. If we remove the Fixed Crediting Rate Strategy, it will be closed such that no reinvestments or transfers will be allowed into the Fixed Crediting Rate Strategy. If you are currently invested in the Fixed Crediting Rate Strategy, you may remain in the Fixed Crediting Rate Strategy until the end of the Strategy Period.

10.     Valuing Your Contract

Contract Value

Contract Value is the amount available for Withdrawal, surrender, annuitization, or as a Death Benefit at any time. The Contract Value is equal to the sum of your Indexed Crediting Rate Strategies and your Fixed Crediting Rate Strategy value. On the Strategy Start Date, your value in an Indexed Crediting Rate Strategy is the Strategy Base Value. Thereafter, prior to the Strategy Maturity Date, your value in an Indexed Crediting Rate Strategy is the Strategy Interim Value. On the Strategy Maturity Date, your value in an Indexed Crediting Rate Strategy is the Strategy Maturity Value. Each Indexed Crediting Rate Strategy and the Fixed Crediting Rate Strategy has its own value, calculated as described below.

Fixed Crediting Rate Strategy Value

On the Contract Effective Date, the Fixed Crediting Rate Strategy value is equal to the Premium you allocate to the Fixed Crediting Rate Strategy. We credit interest to the Fixed Crediting Rate Strategy daily at a declared annual rate. We will never declare an annual interest rate for the Fixed Crediting Rate Strategy lower than the Guaranteed Minimum Interest Rate. After the Contract Effective Date, the Fixed Crediting Rate Strategy value is equal to your initial allocation to the Fixed Crediting Rate Strategy, plus the daily interest credit, less any Withdrawals (including any applicable Withdrawal Charges) and transfers out of the Fixed Crediting Rate Strategy.

Indexed Crediting Rate Strategy Value

Strategy Base Value

Each Indexed Crediting Rate Strategy has its own Strategy Base Value. The Strategy Base Value is the value of your investment in an Indexed Crediting Rate Strategy that we use to calculate Strategy Interest for that Indexed Crediting Rate Strategy. On the Contract Effective Date and each Strategy Start Date, the Strategy Base Value for an Indexed Crediting Rate Strategy is equal to the amount you allocate to establish that Indexed Crediting Rate Strategy. In general, the Strategy Base Value for an Indexed Crediting Rate Strategy will not change during the Strategy Period unless you take a Withdrawal, surrender, annuitize or a Death Benefit becomes payable prior to the Strategy Maturity Date. For each Indexed Crediting Rate Strategy, on the Strategy Maturity Date, we will apply Indexed Strategy Interest to the current Strategy Base Value based on the specific crediting strategy employed by that Indexed Crediting Rate Strategy. Strategy Interest each Strategy Period may be positive, negative, or equal to zero.

The Strategy Base Value for an Indexed Crediting Rate Strategy is used to calculate other values under your Contract and is not an amount available for Withdrawal. However, Withdrawals will decrease the Strategy Base Value. See Impact of Withdrawals from Index-Linked Segments, below, for additional information about how Withdrawals impact your Strategy Base Value.

Strategy Interim Value

After the Strategy Start Date and prior to the Strategy Maturity Date, the value of an Indexed Crediting Rate Strategy is equal to its Strategy Interim Value. The Strategy Interim Value is calculated separately for each Indexed Crediting Rate Strategy. The Strategy Interim Value of an Indexed Crediting Rate Strategy is the amount available for Withdrawal, surrender, annuitization, or as a Death Benefit from that Indexed Crediting Rate Strategy on any day of the Strategy Period other than the Strategy Start Date and the Strategy Maturity Date.

Calculating the value of an Indexed Crediting Rate Strategy prior to the Strategy Maturity Date is different if you exercise a Performance Lock. For additional information, see 8. The Indexed Crediting Rate Strategies – Performance Lock Feature.

The Strategy Interim Value of an Indexed Crediting Rate Strategy reflects the value of a hypothetical portfolio of investments and derivatives established at the beginning of the Strategy Period (which we may or may not actually hold) that are designed to replicate interest provided by an Indexed Crediting Rate Strategy at the end of a Strategy Period, less a provision for the cost attributable to reasonably expected or actual trading costs at the time of calculation. The value of these instruments can be affected by factors such as Index performance, volatility, and interest rates. We calculate the Strategy Interim Value each Business Day. We do not apply a Strategy Interim Value Adjustment to funds in the Fixed Crediting Rate Strategy.

See the Statement of Additional Information for additional information about how we calculate the Strategy Interim Value for each Indexed Crediting Rate Strategy.

Your Strategy Interim Value is intended to reflect the value of your investment in an Indexed Crediting Rate Strategy on that particular day and is designed to shift investment risk from us to you to protect us from loss when having to pay out amounts from a Strategy Account Option prematurely. Changes to your Strategy Interim Value are not directly tied to the performance of the relevant Index (although Index performance impacts the Strategy Interim Value).

If you surrender your Contract, take a Withdrawal, annuitize or if a Death Benefit is paid during a Strategy Period, those transactions will be based on the Strategy Interim Value of each Indexed Crediting Rate Strategy in which you invest. If you take a Withdrawal from an Indexed Crediting Rate Strategy, your Strategy Interim Value on the date of the Withdrawal will be reduced by the Withdrawal amount, including any applicable Withdrawal Charges. In addition, any such Withdrawal will also reduce your Strategy Base Value proportionally. See Impact of Withdrawals from Indexed Crediting Rate Strategies below for more information.

Strategy Base Value on Strategy Maturity Date

On the Strategy Maturity Date, the value of an Indexed Crediting Rate Strategy is equal to the current Strategy Base Value plus Indexed Strategy Interest applied on the Strategy Maturity Date. Indexed Strategy Interest may be positive, negative, or equal to zero. On the Strategy Maturity Date, we calculate Indexed Strategy Interest for an Indexed Crediting Rate Strategy by multiplying its current Strategy Base Value by the Indexed Crediting Rate. See 8. The Indexed Crediting Rate Strategies – Crediting Methods for additional information on how we calculate the Crediting Rate.

Interest is calculated separately for each Indexed Crediting Rate Strategy. Even if you are credited with positive interest for one or more Indexed Crediting Rate Strategies for a Strategy Period, your overall gain for that period of time will be reduced by any negative interest credited to any other Indexed Crediting Rate Strategy during that same time, and the negative interest may cause you to incur an overall loss during that Strategy Period.

The calculation of the value of an Indexed Crediting Rate Strategy on the Strategy Maturity Date is different if you exercise a Performance Lock. See 8. The Indexed Crediting Rate Strategies – Performance Lock Feature for additional information.

Impact of Withdrawals from Indexed Crediting Rate Strategies

You may surrender or take Withdrawals at any time during the accumulation phase, subject to Withdrawal Charges, adjustments for Strategy Interim Values, taxes, and a potential tax penalty.

Withdrawals from an Indexed Crediting Rate Strategy during a Strategy Period will be based on your Strategy Interim Value. Your Strategy Interim Value will be reduced by the dollar amount of the Withdrawal, including any Withdrawal Charges. The Strategy Base Value will immediately be reduced in proportion to the reduction in the Strategy Interim Value.

This means that partial Withdrawals (including systematic Withdrawals and Required Minimum Distributions under the Contract) could result in a greater reduction of your Strategy Base Value for an Indexed Crediting Rate Strategy than if you waited until the end of the Strategy Period and your Withdrawal was not subject to the use of Strategy Interim Values. This will reduce any Indexed Strategy Interest credited at the end of the Strategy Period because the amount of interest is calculated based on your Strategy Base Value.

You should fully understand how a Withdrawal from an Indexed Crediting Rate Strategy reduces your Strategy Base Value, because reductions in your Strategy Base Value always result in reductions (perhaps significant reductions) to your investment in an Indexed Crediting Rate Strategy for the remainder of the current and subsequent Strategy Periods.

Reductions to your Strategy Base Value will negatively impact your investment in an Indexed Crediting Rate Strategy in three ways:

●	First, a reduction in your Strategy Base Value may cause your Strategy Interim Value in the Indexed Crediting Rate Strategy for the remainder of the Strategy Period to be lower than if you did not take the Withdrawal.

●	Second, at the end of each Strategy Period, any positive Indexed Strategy Interest credited to you will be lower than if you did not take the Withdrawal. This is because the positive Index Return (as limited by the applicable Index Cap Rate, Index Participation Rate or Index Trigger Rate) is applied to your Strategy Base Value in order to calculate your Strategy Interest, and a Withdrawal reduces your Strategy Base Value.

●	Third, your Strategy Base Value for successive Strategy Periods will be lower than if you did not take a Withdrawal.

11.     Options at End of Strategy Period

Prior to the end of each Strategy Period, we will provide 30-day advance written notice indicating how you may obtain the Index Cap Rates, Index Participation Rates, Guaranteed Annual Cap Rates, Index Trigger Rates and Trigger Thresholds for the next Strategy Period, which we will establish at least 15 days prior to the next Strategy Period.

At the end of each Strategy Period (including at each Contract Anniversary for funds in the Fixed Crediting Rate Strategy), or on the next Contract Anniversary after you have exercised the Performance Lock feature, you may transfer funds out of an ending Indexed Crediting Rate Strategy and into one or more of the available Indexed Crediting Rate Strategies and the Fixed Crediting Rate Strategy. You may not otherwise make a transfer during a Strategy Period, including Indexed Crediting Rate Strategies with multiple year Strategy Periods. If we do not receive a transfer request, funds in the Fixed Crediting Rate Strategy will remain in the Fixed Crediting Rate Strategy and funds in an Indexed Crediting Rate Strategy will remain in the same Indexed Crediting Rate Strategy for a new Strategy Period, subject to any new Index Cap Rate, Index Participation Rate or Index Trigger Rate and Trigger Threshold. If funds remain in the same Indexed Crediting Rate Strategy for a new Strategy Period, the Strategy Base Value on the Strategy Start Date will be equal to the Strategy Base Value on last day of the ending Strategy Period, after the crediting of Indexed Strategy Interest. If we no longer offer the same Indexed Crediting Rate Strategy, then the Contract Value will be allocated to the Fixed Crediting Rate Strategy.

The amount allocated to an Indexed Crediting Rate Strategy at the beginning of a Strategy Period must be at least $2,000. If the Strategy Base Value of any Indexed Crediting Rate Strategy falls below $2,000, we will transfer the entire amount remaining in that Indexed Crediting Rate Strategy to the Fixed Crediting Rate Strategy at the end of the Strategy Period. We will reject any transfer request to the extent that it would result in less than $2,000 being allocated under your Contract to the Indexed Crediting Rate Strategy receiving the reallocated value. You may not transfer funds into an Indexed Crediting Rate Strategy if the Strategy Maturity Date would be later than your Maturity Date.

You must provide notice in Good Order of your transfer request to our Administrative Office at least one Business Day prior to the Strategy Maturity Date. At our discretion, we may accept transfer requests by telephone or, if available, by Internet.

If we receive your request on a non-Business Day or after 4:00 P.M. Eastern Time on a Business Day, your request will be deemed to be received on the next Business Day. In addition, your transfer request will not be deemed to be received until it is in Good Order.

Automatic Transfer from an Indexed Crediting Rate Strategy to the Fixed Crediting Rate Strategy

We may add or remove Indexed Crediting Rate Strategies from time to time. If you are invested in an Indexed Crediting Rate Strategy during a Strategy Period and we decide not to offer that Indexed Crediting Rate Strategy for the next Strategy Period, you must submit a transfer request to us no less than one Business Day prior to the end of the Strategy Period instructing us how to reallocate the Strategy Base Value for that Indexed Crediting Rate Strategy at the end of the Strategy Period. If you fail to do so, we will automatically transfer the entire amount of your Strategy Base Value to the Fixed Crediting Rate Strategy at the end of the Strategy Period and that portion of your Contract and any interest earned thereon will remain in the Fixed Crediting Rate Strategy unless we are otherwise instructed.

12.     Access to Your Money During the Accumulation Phase

Types Of Withdrawals

During the accumulation phase and prior to the Death Benefit becoming payable, you may request a partial Withdrawal of your Contract Value or a full Surrender in exchange for the Surrender Value at any time by submitting Notice. If the Contract has Joint Owners, both Owners must consent to any Withdrawal. Your Contract Value, Strategy Interim Values and Strategy Base Values for each Indexed Crediting Rate Strategy will decline whenever you take partial Withdrawals.

A Withdrawal from an Indexed Crediting Rate Strategy is based on the portion of your Contract Value in the Indexed Crediting Rate Strategy, which may be based on your Strategy Interim Values, which may be more or less than the Strategy Base Values. This means a full Withdrawal from an Indexed Crediting Rate Strategy may result in you receiving an amount that is less than the current Strategy Base Value.

If you take a partial Withdrawal and, immediately after the Withdrawal, your Contract Value would be less than $2,000, we reserve the right to instead pay you the Surrender Value and terminate your Contract. If you Surrender your Contract, we will pay you the Surrender Value and terminate your Contract. You may not withdraw any amount greater than your Surrender Value.

Partial Withdrawals and Surrenders may be subject to a Withdrawal Charge, will be based on your Contract Value, which will be its Strategy Interim Value on any day other than the Strategy Start Date and Strategy Maturity Date, and may be subject to taxes and potential tax penalties. See 6. Fees, Charges and Adjustments; 10. Valuing Your Contract – Indexed Crediting Rate Strategy Value; and 15. Taxes for more information.

No Withdrawals are permitted after the Annuitization Date or after the Death Benefit becomes payable.

Partial Withdrawals

Prior to the Annuitization Date and prior to the Death Benefit becoming payable, you can make partial Withdrawals at any time by sending us Notice. Withdrawals from an Indexed Crediting Rate Strategy reduce the Strategy Interim Value of that Indexed Crediting Rate Strategy. You may select the Investment Options from which your partial Withdrawal will be taken. If you do not select the Investment Options from which your partial Withdrawal will be taken, it will be taken proportionally from the Investment Options based on the portion of your Contract Value in each Investment Option. If the portion of the Contract Value in an Investment Option from which you have requested a partial Withdrawal is insufficient to provide the amount that you have requested, the withdrawal will not be completed. A new withdrawal request will be required.

The minimum amount you may request for a one-time partial Withdrawal is $100.

We calculate the Strategy Interim Values at the end of each Business Day. If we receive your notice in Good Order to take a partial Withdrawal before 4:00 P.M. Eastern Time on a Business Day, your Withdrawal will be based on the Strategy Interim Values calculated at the end of that Business Day. If we receive your notice in Good Order after 4:00 P.M. Eastern Time on a Business Day or on a day that is not a Business Day, your Withdrawal will be based on the Strategy Interim Values calculated at the end of the next Business Day.

Under normal circumstances, we will make payment of a Withdrawal within seven days. We may defer payments we make under your Contract for up to six months if the insurance regulatory authority of the state in which we issued the Contract approves such deferral. We will apply interest to the deferred payments, if required by state law.

Partial Withdrawals taken from an Indexed Crediting Rate Strategy may negatively impact (perhaps significantly) your Strategy Interim Values for the remainder of the Strategy Period. See 10. Valuing Your Contract – Impact of Withdrawals from Indexed Crediting Rate Strategies for more information.

Systematic Withdrawals

Systematic Withdrawals allow you to automatically take Withdrawals of your Contract Value on a monthly, quarterly or annual basis. We reserve the right to adjust the frequency of any systematic Withdrawal payments to ensure each payment is at least $100. You may request systematic Withdrawals by completing the appropriate form and sending it to our Administrative Office. We currently offer the systematic Withdrawal options listed below. We may add to or change these options in the future. If you are receiving systematic Withdrawals under one of these options, we will notify you of any change to that option at least 30 days prior to the change. Systematic Withdrawals will be taken proportionally from the Investment Options based on the portion of your Contract Value in each Investment Option.

●	Remaining Free Withdrawal Amount. You will receive the proportion (based on whether you elect monthly, quarterly or annual Withdrawals) of the Free Withdrawal Amount, less any previous Withdrawals taken during the Contract Year. If the remaining Free Withdrawal Amount is reduced to zero during the Contract Year, any remaining payments will be suspended until the beginning of the next Contract Year.

●	Remaining Required Minimum Distribution (RMD) Amount. If you have a Qualified Contract and elect this option, you will receive the proportion (based on whether you elect monthly, quarterly or annual Withdrawals) of your Required Minimum Distribution at the time of the Withdrawal. If the remaining Required Minimum Distribution amount is reduced to zero during the Contract Year, any remaining payments will be suspended until the beginning of the next Contract Year. Your payments will be adjusted for any other Withdrawals taken during the Contract Year so that you will not exceed your Required Minimum Distribution amount.

●	Fixed Dollar Amount. You will receive the dollar amount that you select. Your systematic Withdrawals will not change if you take other Withdrawals during the Contract Year, and any applicable Withdrawal Charges will apply to any Withdrawals in excess of the greater of your remaining Free Withdrawal Amount or, if you have a Qualified Contract, your remaining Required Minimum Distribution amount.

If you receive a systematic Withdrawal, like any other partial Withdrawal, the systematic Withdrawal will cause a reduction to your Strategy Base Value. Reductions to your Strategy Base Value will negatively impact your Contract Value in the Indexed Crediting Rate Strategy and may result in a lower amount of interest being credited, if any, at the end of the Strategy Period. In addition, systematic Withdrawals that are not Free Withdrawals or Required Minimum Distributions may be subject to Withdrawal Charges. You should carefully consider how taking systematic Withdrawals can negatively impact your investment in the Contract. See 10. Valuing Your Contract - Impact of Withdrawals from Indexed Crediting Rate Strategies and 6. Fees, Charges and Adjustments - Withdrawal Charges for more information.

You should consult your tax and financial advisor(s) prior to beginning, modifying, or stopping systematic Withdrawals. We do not provide tax advice, and you will be responsible for any errors in calculations or tax penalties associated therewith.

Full Surrenders

You can Surrender your Contract for its Surrender Value at any time prior to the Annuitization Date and before the Death Benefit becomes payable by sending us Notice. All benefits under the Contract will be terminated as of the Business Day that we process your Surrender request. The Surrender Value will be as of the Business Day that we process the transaction. We will pay you the Surrender Value within seven calendar days thereof.

Withdrawal Charge Waivers

This section describes the Withdrawal Charge waivers that are available under the Contract. These waivers are included in endorsements that are automatically included with your Contract. The Waiver of Withdrawal Charges for Nursing Home Confinement Endorsement (Nursing Home Benefit) allows you to take Withdrawals without incurring any Withdrawal Charges during a period of confinement to a nursing home. The Waiver of Withdrawal Charges for Terminal Illness Endorsement (Terminal Illness Benefit) allows you to take a one-time Withdrawal without incurring any Withdrawal Charges in the event you are diagnosed with a terminal illness after the Contract Effective Date. The Nursing Home Benefit and the Terminal Illness Benefit are explained in more detail below. Please note that any amounts withdrawn under either the Nursing Home Benefit or the Terminal Illness Benefit will reduce your remaining Free Withdrawal Amount for a Contract Year. Withdrawals pursuant to the Nursing Home Benefit or the Terminal Illness Benefit are based on your Contract Value, which may be based on your Strategy Interim Values.

The benefits provided under the Nursing Home Benefit and the Terminal Illness Benefit Rider are not intended to provide long-term care or nursing home insurance. Withdrawals taken under a Withdrawal Charge waiver are still subject to the same risks as any other Withdrawals (except Withdrawal Charges) and described further in the cross-referenced sections.

The Nursing Home Benefit and the Terminal Illness Benefit terminate when your Contract terminates or when you annuitize your Contract.

Nursing Home Benefit

After the first Contract Anniversary and prior to the Annuitization Date, we may waive Withdrawal Charges if the Owner is confined in an Eligible Nursing Home. The nursing home confinement must last for a period of at least ninety (90) consecutive days prior to the Owner becoming eligible for this benefit. Proof of confinement must be provided and must be accompanied by a written statement. Any written Request for a Withdrawal under this provision must be given to us within ninety (90) days of the last day of confinement in an Eligible Nursing Home, except in the absence of legal incapacity, for which it must be provided as soon as reasonably possible. The Nursing Home Benefit does not apply if the Owner was confined in an Eligible Nursing Home on the Contract Effective Date.

The Nursing Home Benefit is limited to a single episode of Eligible Nursing Home confinement once per Contract Year. You may make a Withdrawal or multiple Withdrawals associated with each episode of nursing home confinement. This Withdrawal will not be limited by any other Free Withdrawal taken during the Contract Year but does count against your Free Withdrawal Amount.

If we deny your request for a waiver of Withdrawal Charges, we will notify you in writing of our decision and give you the opportunity to accept or reject the proceeds, including any Withdrawal Charge. Proceeds will not be disbursed until we receive your authorization to proceed.

For purposes of the Nursing Home Benefit, an Eligible Nursing Home means an institution or special nursing unit of a hospital which satisfies either (1) or (2) below:

(1)	it is Medicare approved as a provider of skilled nursing care services; or

(2)	it meets all of the requirements (a through g) below:
(a)	it is licensed as a nursing home by the state in which it is located;

(b)	its main function is to provide skilled, intermediate or custodial nursing care;

(c)	it is engaged in providing continuous room and board accommodations to three or more persons;

(d)	it is under the supervision of a registered nurse (RN) or licensed practical nurse (LPN);

(e)	it maintains a daily medical record of each patient;

(f)	it maintains control and records for all medications dispensed; and

(g)	it is licensed in the United States of America or its territories.

Institutions or places which primarily provide residential facilities are not Eligible Nursing Homes.

Terminal Illness Benefit

After the first Contract Anniversary and prior to the Annuitization Date, we may waive Withdrawal Charges on one Withdrawal of up to 100% of your Contract Value if you are diagnosed with a disease or medical condition which a Qualified Physician expects will result in death within one (1) year. The Owner’s Terminal Illness must be initially diagnosed by a Qualified Physician after the Contract Effective Date. The diagnosis of Terminal Illness must be in the form of written documentation, signed by a Qualified Physician, supported by clinical, radiological or laboratory evidence of the Owner’s Terminal Illness.

If we deny the Owner’s claim for waiver of any applicable Withdrawal Charge, we will not disburse a requested Withdrawal until the Owner is notified of the denial and provided with the opportunity to accept or reject the Withdrawal proceeds, including any associated Withdrawal Charge.

For purposes of the Terminal Illness Benefit, a Qualified Physician is a person who is:

(1)	licensed to practice medicine in the United States by a state or federal licensing authority;
(2)	specially trained to diagnose and treat the condition causing the Terminal Illness;
(3)	acting within the scope of his or her license; and
(4)	not a resident of the Owner’s household or related to the Owner by blood or marriage.

13.     Annuity Payments

Annuitization Date

On your Annuitization Date, the accumulation phase of your Contract ends, and the annuity phase begins. On the Contract Effective Date, your Annuitization Date is automatically set as the Maturity Date, which is the first Contract Anniversary following the oldest Owner’s 115th birthday. You may elect an earlier Annuitization Date by providing us with Notice, but not earlier than the first Contract Anniversary nor later than the Maturity Date.

On your Maturity Date, you have the option to Surrender your Contract or begin receiving Annuity Payments under an annuitization option. If you do not Surrender your Contract prior to or on your Maturity Date or elect an earlier Annuitization Date, the annuity phase will automatically begin on the Maturity Date.

Annuity Phase

During the annuity phase you will receive a series of Annuity Payments based on the annuitization option you select. The available annuitization options are described below. The process of entering the annuity phase and receiving a series of Annuity Payments is known as “annuitization.”

The annuity phase of your Contract begins on the earlier of your Maturity Date or an earlier Annuitization Date elected by you.

During the annuity phase, the only payments we will make are the Annuity Payments. You will not be able to take any partial Withdrawals, and you will not be able to Surrender your Contract in exchange for the Surrender Value. In addition, during the annuity phase, we will not pay any Death Benefit. Once your Contract enters the annuity phase, you cannot switch back to the accumulation phase.

Annuity Payments

During the annuity phase, the amount of the Annuity Payments is based on several factors, including the annuitization option you select. Each annuitization option is either for a specified number of years or based on the life of at least one Annuitant. The value of the Annuity Payments is based on your Surrender Value on the annuitization date. This means your Annuity Payments will be based on your Contract Value, which will be based on your Strategy Interim Values on any day other than the Strategy Start Date and Strategy Maturity Date. This also means that if you set your Annuitization Date during the Withdrawal Charge period, we will deduct any applicable Withdrawal Charges prior to applying funds to the annuitization option you select. We will also deduct any applicable premium taxes prior to applying funds to an annuitization option.

Annuitization Options

You may choose one of the annuitization options listed below or any other option you want and that we agree to provide. Annuity Payments will be made at one-, three-, six- or twelve-month intervals. With the exception of the Payment for a Fixed Period of Time option, the Annuity Payments depend, at least in part, on how long an Annuitant lives. Once the Annuity Payments begin, you may not change the annuitization option. Any annuitization option must satisfy the applicable distribution requirements of Section 72(s) or 401(a)(9) of the Code, as applicable.

The available annuitization options are as follows:

Option 1: Payments for a Fixed Period of Time. We will make Annuity Payments for the period of time you choose, between 5 and 20 years.

Option 2: Life Income. We will make Annuity Payments during the lifetime of the Annuitant. Annuity Payments will cease upon the death of the Annuitant. If the Annuitant dies after the Annuitization Date but before Annuity Payments begin, no Annuity Payments will be made. The amount of each payment depends on the sex and Age of the Annuitant when payments begin.

Option 3: Life Income plus Fixed Period. We will make Annuity Payments during the lifetime of the Annuitant and guarantee that payments will be made for a specified number of years. If the Annuitant dies prior to the specified number of years, we will continue to make Annuity Payments to the Beneficiary(ies). The amount of each payment depends on the sex and Age of the Annuitant when payment begin.

Option 4: Payments of Fixed Amounts. We will make Annuity Payments of a certain amount until the Proceeds and interest earned by the unpaid Proceeds have been paid. The payments of a fixed amount must extend over a period of at least five (5) years. Our last payment will be the balance of the Proceeds and interest. You determine the amount of each payment.

Option 5: Joint Lifetime Income. We will make Annuity Payments for as long as either Joint Annuitant lives. Annuity Payments will cease upon the death of the second to die of the Annuitants. The amount of each payment depends on the sex and Age of the Annuitant when payments begin, and the survivorship option chosen at the time of annuitization. When a Joint Annuitant dies, payments will continue under one of the following survivorship options:

(1) Equal payments of the original amount (joint and 100% survivor);

(2) Equal payments of 2/3 of the original amount (joint and 2/3 survivor); or

(3) Equal payments of 1/2 of the original amount (joint and 1/2 survivor).

If both Annuitants die after the Annuitization Date but before Annuity Payments begin, no Annuity Payments will be made.

If you do not choose a settlement option prior to the Annuitization Date, we will make Annuity Payments under the default settlement option. Under the default settlement option, we will make Annuity Payments over a 10-year specified period and then for as long as the oldest Annuitant lives, unless we are required to pay in some other manner in order for the Contract to qualify as an annuity or to comply with Section 401(a)(9) of the Code, in which case we will comply with those requirements.

Our consent for payment under one of the annuitization options is required if,

(1)	Any payment will be less than $100 under any one option;

(2)	The amount applied will be less than $5,000;

(3)	The recipient will be a non-natural person or assignee; or

(4)	The payment is not made by electronic funds transfer (EFT).

If we do not provide our consent, you will be required to select another annuitization option or to accept a lump sum payment. A recipient may not assign, transfer or encumber any payments prior to their receipt.

Death During Annuity Phase

If the Annuitant dies during the annuity phase, any remaining Annuity Payments will be paid to the surviving primary Beneficiary. If there is no surviving primary Beneficiary, remaining Annuity Payments will be paid to the surviving contingent Beneficiary. If there is no surviving contingent Beneficiary, remaining Annuity Payments will be paid to the estate of the last Owner to die.

Proof of Age or Sex

We may require proof of age or sex before beginning Annuity Payments under any settlement option based on life or life expectancy. If the age or sex of any Annuitant has been misstated, Annuity Payments will be based on the corrected information. Underpayments will be made up in a lump sum with the next scheduled payment. We will deduct overpayments from future Annuity Payments until the amount of the overpayments is recouped by us. We will credit interest on underpayments and will charge interest on overpayments. We may require evidence satisfactory to us that an Annuitant is living before we make any payment.

14.     Benefits Available Under the Contract

The following table summarizes information about the benefits available under the Contract.

Standard Benefits
Name of Benefit	Purpose	Maximum Fee	Brief Description of Restrictions/Limitations
Free Withdrawal Amount	Provides for an amount that may be withdrawn each Contract Year without incurring Withdrawal Charges	None

●   Only available during the accumulation period

●    Withdrawals of Free Withdrawal Amount may reflect Strategy Interim Values, which may be less than Strategy Base Values, and taxes and tax penalties

●   All Withdrawals count against Free Withdrawal Amount

●   Unused Free Withdrawal Amount not available in future Contract Years

Performance Lock	Gives you the option to lock in the Strategy Interim Value for an Indexed Crediting Rate Strategy prior to the Strategy Maturity Date If exercised, you will receive Indexed Strategy Interest on the Strategy Maturity Date equal to the difference between the locked-in Strategy Interim Value and the Strategy Base Value, rather than Indexed Strategy Interest using the point-to-point crediting methodology for the Indexed Crediting Rate Strategy	None

●   We will not provide advice or notify you regarding whether you should exercise the Performance Lock or the optimal time for doing so (if any)

●   We will not warn you if you exercise the Performance Lock at a sub-optimal time

●   We will not warn you if you set Performance Lock Thresholds for Target Performance Lock at sub-optimal levels

●   You will not know the locked-in Strategy Interim Value in advance; the locked-in Strategy Interim Value could be lower than you anticipated

●   We are not responsible for any losses or forgone gains related to your decision whether or not to exercise the Performance Lock

●   Only available during the accumulation period

●   Will not participate in Index performance (positive or negative) for the remainder of the Strategy Period, including the Strategy Maturity Date

●   Floor Percentage, Buffer Percentage, Index Cap Rate, Index Participation Rate, and Index Trigger Rate as applicable, will not apply on the Strategy Maturity Date

●   Locking-in a Strategy Interim Value that is less than the Strategy Base Value will result in loss, no downside protection under Buffer Percentage or Floor Percentage will apply, and the loss could be significant

●   For multi-year Strategy Periods, upon exercise, Strategy Maturity Date will always be next Contract Anniversary

●   Cannot be exercised during last four Business Days prior to Strategy Maturity Date

●   May be exercised once per Strategy Period for each Indexed Crediting Rate Strategy

●   May only exercise for entire Contract Value in an Indexed Crediting Rate Strategy

●   Exercise is irrevocable

Death Benefit

If age on the Contract Effective Date is younger than 81, upon death, provides for death benefit payment equal to greater of (a) Contract Value plus the excess of the Minimum Nonforfeiture Amount over the Contract Value allocated to the Fixed Crediting Rate Strategy, if any; or (b) Premium Payment (less Withdrawals)

None

●   Only available during the accumulation period

●   Contract Value component reflects Strategy Interim Values, which may be less than Strategy Base Values

●   Premium Payment component subject to reductions for prior Withdrawals

If age on the Contract Effective Date is 81 or older, death benefit is Contract Value plus the excess of the Minimum Nonforfeiture Amount over the Contract Value allocated to the Fixed Crediting Rate Strategy, if any
Waiver of Withdrawal Charges for Nursing Home Confinement Rider	Waiver of Withdrawal Charges in the event of a confinement to a Nursing Home	None

●   Automatically included in Contract at issue

●   Only available during the accumulation period

●   Only available after the first Contract Anniversary

●   Owner must be confined to an Eligible Nursing Home as defined by the benefit

●   Confinement must not pre-exist the Contract Effective Date

●   Limited to a single episode of confinement once per Contract Year

●   Withdrawals under the benefit may be subject to the use of Strategy Interim Values and taxes and tax penalties

●   Withdrawals count against the Free Withdrawal Amount

Waiver of Withdrawal Charges for Terminal Illness Rider	Waiver of Withdrawal Charges in the event the Owner is diagnosed with a Terminal Illness	None

●   Automatically included in Contract at issue

●   Only available during the accumulation period

●   Only available after the first Contract Anniversary

●   Owner must be diagnosed with a Terminal Illness by a Qualified Physician as defined by the benefit

●   Diagnosis must not pre-exist the Contract Effective Date

●   Limited to a one-time request for a Withdrawal

●   Withdrawal under the benefit may be subject to the use of Strategy Interim Values and taxes and tax penalties

●   Withdrawals count against the Free Withdrawal Amount

Death Benefit

The Contract provides a return of Premium Death Benefit at no additional cost if the Owner (oldest Owner if there is a Joint Owner) is under the age of 81 on the Contract Effective Date. If the Owner dies during the accumulation phase, the Contract provides for a Death Benefit equal to the greater of:

(a)

your Contract Value plus the excess of the Minimum Nonforfeiture Amount over the Contract Value allocated to the the Fixed Crediting Rate Strategy, if any, as of the date we receive notice in Good Order. Your Contract Value is subject to Strategy Interim Values if paid before the end of a Strategy Period; or

(b)	your Premium, reduced proportionately by the percentage reduction in the Contract Value for each partial Withdrawal, including any Withdrawal Charge deduction.

Notwithstanding the foregoing, the Death Benefit will be equal to (a) above if:

(1)	if the Owner (oldest Owner if there is a Joint Owner) is the age of 81 or older on the Contract Effective Date; or

(2)	the Owner dies following a change of Owner (or Annuitant for a non-natural Owner), unless the new Owner assumes full ownership of the Contract and is essentially the same person (e.g. an individual ownership changes to a personal revocable trust or a change to a court-appointed guardian representing the Owner during the Owner’s lifetime).

The Death Benefit will terminate on the Annuitization Date and will not be payable once the annuity phase begins under any circumstances. This means the Death Benefit will terminate without value when the Contract is annuitized.

Death of Annuitant

If Owner is a Non-Natural Person, the Annuitant will be treated as the Owner for purposes of the Death Benefit.

Determination of Death Benefit

The amount of the Death Benefit is subject to fluctuation until we receive notice in Good Order, which will include Due Proof of Death (as defined below). The Contract Value will remain invested in the Fixed Crediting Rate Strategy and/or the Indexed Crediting Rate Strategies until we receive notice in Good Order. Because of Strategy Interim Values, the amount of the Death Benefit may decrease in value until we receive a notice in Good Order. Thus, eligible recipients of the Death Benefit should notify us of an Owner’s death and provide us with Notice as promptly as possible to limit the risk of a decline in the Death Benefit. Once we receive notice in Good Order, we will pay interest on the Death Benefit amount until payment is made to the Beneficiary. We will determine the rate of interest, which will not be less than the interest rate required by applicable state law.

“Due Proof of Death” means one of the following:

(1) A certified copy of a death certificate;

(2) A certified copy of a decree of a court of competent jurisdiction as to a finding of death; or

(3) Any other proof acceptable to us.

Each Beneficiary will receive the value of the Death Benefit determined when the first Beneficiary provides notice in Good Order.

Recipient Of Death Benefit

Upon the death of an Owner during the accumulation phase, the Death Benefit is payable to the following:

●	Surviving Owner; or if none, then

●	Surviving primary Beneficiaries; or if none, then

●	Surviving contingent Beneficiaries; or if none, then

●	Estate of the last Owner to die.

If a person entitled to receive the Death Benefit dies before the Death Benefit is distributed, we will pay the Death Benefit to that person’s named Beneficiary or, if none, to that person’s estate.

Beneficiary Options

The recipient of the Death Benefit may elect to have the Death Benefit paid as:

(a)	A lump sum payment or series of Withdrawals at a time that is agreed to by you and us, but in no event later than five years from the date of death; or

(b)	If the Beneficiary is a natural person, Annuity Payments made over the Beneficiary’s lifetime or a specified period of time not extending beyond the life expectancy of such Beneficiary, provided that the election must be made within 60 days from our receipt of proof of death. Annuity Payments must begin within one year from the date of death. Once Annuity Payments begin, they cannot be changed.

Life and life expectancy payouts of Death Benefits may not satisfy required minimum distribution rules under Qualified Contracts. See 15. Taxes and consult your tax advisor for more information. If the Death Benefit is payable to the Owner’s estate, we will make a lump sum payment. Different Death Benefit elections may be available to certain Beneficiaries.

Spousal Continuation

In limited circumstances, when the Owner dies, if the spouse of the deceased Owner is the sole person entitled to receive a Death Benefit, the spouse may have the option to continue the Contract under the same terms. Under federal tax law, the spouse’s option to continue the Contract is contingent upon whether the deceased Owner and the spouse were legally married under applicable state law. See 15. Taxes for more information.

The spouse may either elect to receive the amount of the Death Benefit or continue the Contract.

15.     Taxes

This section discusses how the federal income tax applies to annuities in general. This information is not complete and is not intended as tax advice. Tax laws and their interpretations are complex and subject to change. We cannot predict the probability that any changes in the interpretation of the laws, or the laws themselves, will occur. No attempt is made to discuss state or other tax laws. Aspida Life does not guarantee the tax treatment of any Contract or any transaction involving a Contract. You bear the complete risk that the Contract may not be treated as an “annuity contract” under federal income tax laws. It should be further understood that the following discussion is not exhaustive and that special rules not described in this prospectus may be applicable in certain situations. You should consult a competent tax advisor about the possibilities of tax law changes and your individual circumstances.

Annuity Contracts In General

Different tax rules apply to Premium payments made to annuity contracts and distributions from annuity contracts depending on how you take money out and whether the annuity contract is a non-qualified Contract or a qualified Contract.

Non-Qualified Contracts

Individuals may purchase Non-Qualified Contracts without any Premium payment limits imposed under the Code. The Premium payments are normally not deductible but taxes on the increases in the value of the Contract are generally deferred until an actual or deemed distribution occurs, such as a distribution in the form of a lump sum payment, a partial withdrawal, or as Annuity Payments under the option elected.

Your cost basis in the Contract equals the total amount of the after-tax Premium payment remaining in the Contract. Under the Code, you generally are taxable on the “income on the contract” at the time it is received. The “income on the Contract” generally means the excess of the Contract value over the “investment in the Contract.” The investment in the Contract, in turn, equals the aggregate amount of premiums paid less the non-taxable portion of amounts previously distributed from the Contract. Amounts distributed from a Contract are treated first as a taxable distribution of the income on the Contract, to the extent thereof, and second as a non-taxable distribution of the investment in the Contract. In the case of a full surrender of the Contract, the distribution is taxable income to the extent the amount received exceeds the investment in the Contract.

Distributions of income on the contract are includable in gross income and taxed at ordinary income rates. See also the discussion under Medicare Tax below. In certain situations, an ordinary loss deduction may be available upon the full surrender of a contract if the proceeds of the surrender are less than the investment in the Contract. However, the deduction will be a nondeductible miscellaneous itemized deduction. You should consult your tax advisor about any loss resulting from the surrender of a non-qualified annuity contract.

Contracts not owned for the benefit of natural persons, e.g., contracts owned by a corporation or certain other entities, are generally not treated as annuities for federal income tax purposes and any earnings are taxed as ordinary income in the current year. Exceptions may apply. For example, contracts held by a trust which holds the annuity contract as an agent for a natural person are treated as annuity contracts. Purchasers who are not natural persons should consult their own tax counsel or other tax advisor before purchasing the Contract.

In addition to ordinary income tax, Section 72(q) of the Code imposes a ten percent (10%) penalty on the income portion of any premature withdrawals from a non-qualified annuity contract. The penalty is not imposed on amounts received: (a) after the taxpayer reaches age 59½; (b) after the death of the Owner; (c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) as a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary; or (e) which are allocable to Premium payments made prior to August 14, 1982. With respect to (d) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 591/2 or five years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed but for the exception, plus interest for the tax years in which the exception was used. There may be other exceptions to the 10% tax penalty and additional conditions to the 10% penalty exceptions described above. Before you make a withdrawal from a non-qualified Contract, you should consult your tax advisor to determine the tax treatment of the withdrawal and whether the 10% penalty tax will apply.

Distributions At Death

In order to be treated as an annuity contract for tax purposes, a non-qualified Contract must comply with Code Section 72(s), which provides that:

1.	If an owner dies before Annuity Payments begin, the entire interest in the contract must be distributed within five years after the date of the owner’s death. If payable to a designated beneficiary, the distributions may be paid over the life or life expectancy of that designated beneficiary, so long as the payouts begin within one year of the Owner’s death. If the sole designated beneficiary is the spouse of the owner, the contract may be continued in the name of the spouse as owner; or

2.	If the owner dies on or after Annuity Payments begin, the remainder of any interest in the contract must be distributed at least as rapidly as provided for in the method in effect on the date of death.

If the owner is not a natural person, then for purposes of these distribution rules, the annuitant is considered the owner. In addition, when the owner is not a natural person, a change in the annuitant is treated as the death of the Owner.

Qualified Contracts

The Contract may be purchased as a qualified Contract. At this time, the only types of qualified Contracts available for purchase are a traditional IRA and a Roth IRA. You do not have to purchase an annuity contract to qualify for the tax deferral offered by these qualified Contracts. There may be other investment vehicles that can be purchased for your retirement plan. However, an annuity contract has features and benefits other than tax deferral that may make it an appropriate investment for your retirement plan. Numerous special tax rules apply to the participants in qualified plans and to annuity contracts used in connection with qualified plans. Therefore, we make no attempt in this prospectus to provide more than general information about use of the Contract with qualified plans. Other than those qualified contract types listed above, we do not offer contracts purchased as part of your employer’s retirement plan. You should consult your tax advisor regarding these features and benefits before you buy a qualified Contract.

Qualified Contracts are subject to special rules and limits on Premium payments and distributions that vary according to the type of IRA. You may be able to make a rollover contribution from other qualified plans and qualified contracts to this qualified Contract. Ineligible or excess contributions to qualified Contracts can result in substantial penalties. Tax penalties of 10% or more may apply to certain distributions; for example, if you are under age 59½ and an exception to the penalty does not apply.

Traditional IRAs

Contributions to a traditional IRA are subject to an annual contribution limit discussed below, except in the case of a rollover contribution. Such contributions may be deductible in whole or in part. A traditional IRA is subject to limitations on eligibility, contributions, transferability and distributions. Under certain conditions, distributions from other IRAs and other retirement plans may be rolled over or transferred on a tax deferred basis into an IRA in the form of rollover contribution. Purchasers of IRAs should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Roth IRAs

Under applicable limitations, individuals may also contribute nondeductible contributions to Roth IRAs. These Roth IRAs are also subject to limitations on eligibility, contributions, transferability and distributions. “Qualified distributions” from Roth IRAs are excluded from gross income. “Qualified distributions” are distributions which (a) are made more than five years after the taxable year of the first contribution to a Roth IRA, and (b) meet any of the following conditions: (1) the annuity owner has reached age 59½; (2) the distribution is paid to a beneficiary after the owner’s death; (3) the annuity owner is disabled; or (4) the distribution will be used for first time home purchase. (Qualified distributions for first time home purchases may not exceed $10,000.) Non-qualified distributions are includable in taxable gross income only to the extent that they exceed the contributions made to the Roth IRA. The taxable portion of a non-qualified distribution may be subject to the 10% penalty tax.

You may convert a traditional IRA to a Roth IRA. You will be required to include the taxable portion of the conversion in your gross income, but you will not be required to pay the 10% penalty tax. However, a 10% penalty tax may apply to a conversion from an IRA if distributions occur during the five taxable years beginning with the year in which the conversion was made. You should consult a tax advisor before converting an IRA to a Roth IRA.

IRAs in General

If your Contract is issued as an IRA or Roth IRA, then we will issue the Contract with language intended to qualify the Contract for tax purposes as an IRA or Roth IRA. We will also provide the necessary administrative procedures to administer the IRAs and Roth IRAs in accordance with IRS requirements governing the sponsors of IRAs and Roth IRAs subject to the accuracy and completeness of the information you provide us.

The Contract is also available for purchase as an investment by an IRA or Roth IRA custodial or trust account. In that case, we will issue a non-qualified Contract to the custodian or trustee for the benefit of the underlying IRA owner, as the tax qualification requirements will appear in the account and the custodian or trustee is responsible for administering the account in accordance with IRS requirements. However, the rights of any person to benefits may be subject to the terms and conditions of the IRA or Roth IRA account, regardless of the terms and conditions of the Contract. In addition, we will not be bound by the terms and conditions of the account to the extent such terms and conditions contradict the Contract, unless we consent.

Limits on Annual Contributions

Under federal tax law, traditional IRAs and Roth IRAs both limit the amount of annual contributions an individual can contribute to his or her traditional IRA or Roth IRA. The IRA and Roth IRA annual contribution limit for 2025 is the smaller of your taxable compensation or $7,000. This amount is lower than the minimum Premium payment of $25,000 that we accept. Therefore, you may only contribute an initial Premium payment that includes rollover contributions from other eligible retirement plans that, together with any annual contribution made at the time of Contract issuance, is at least sufficient to meet our minimum Premium payment. rollover contributions generally will not be subject to annual contribution limits.

Traditional or Roth IRA owners aged 50 or older may be able to make additional “catch-up” contributions each year. For 2025, the catch-up amount is $1,000. A rollover from or conversion of a traditional IRA to a Roth IRA is generally subject to tax.

Required Minimum Distributions

Generally, qualified Contracts (except for Roth IRAs) must make required minimum distributions. For traditional IRAs, you must begin receiving required minimum distributions by April 1 of the year following the year in which you reach the applicable age. For individuals who reached age 70½ before January 1, 2020, the applicable age is 70½. For individuals who reach age 72 before January 1, 2023, the applicable age is 72. For individuals who reach age 72 after December 31, 2022, and reach age 73 before 2033, the applicable age is 73. If an individual reaches age 74 after 2032, the applicable age is 75 (the required beginning date). There is a 25%

penalty tax on the shortfall if you fail to take required minimum distributions, which may be reduced to 10% if corrected within a two-year correction period.

The required minimum distribution rules require that the entire interest in the Contract generally must be distributed not later than the required beginning date or distributed, beginning not later than the required beginning date, over the life or life expectancy of the owner, or the joint lives or joint life expectancy of the owner and his or her designated beneficiary. These requirements do not apply to a Roth IRA during the owner’s life. Required minimum distributions from all IRAs you own may be taken in the form of withdrawals from (1) the IRA Contract Value prior to the Contract’s Annuity Date, or (2) from one or more of the other IRAs that you own, to the extent permitted under federal tax law.

Generally, if the owner of a traditional IRA or Roth IRA dies the entire interest of the owner must be distributed by December 31st of the year that is the tenth anniversary of the owner’s death or in the case of an “eligible designated beneficiary”, over the life or life expectancy of the eligible designated beneficiary if such distributions begin no later than December 31st of the year after the date of the owner’s death. An “eligible designated beneficiary” includes spouses, disabled and chronically ill individuals, individuals who are ten or less years younger than the deceased owner, and children who have not reached the age of majority (but only until they reach the age of majority). If your spouse is your beneficiary and your contract permits, your spouse may delay the start of required minimum distributions until December 31st of the year in which you would have reached your applicable age. The spouse beneficiary of an IRA may elect to roll over the death proceeds into his or her own traditional IRA (or a Roth IRA and pay tax on the taxable portion of the death proceeds) and treat the traditional IRA (or Roth IRA) as his or her own. Non-spouse beneficiaries may also be able to roll over death proceeds to an inherited IRA. If you die after required minimum distributions have begun, payments of your entire remaining interest must be made in a manner and over a period as provided under the Code. Roth IRAs are not subject to the required minimum distributions rule while the owner is alive. Distributions from a Roth IRA may be deferred until the death of the owner.

Tax Treatment of Withdrawals

To the extent Premium payments have a zero-cost basis (were made with pre-tax dollars), withdrawals will be taxed as ordinary income. In addition to ordinary income tax, Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of certain distributions from qualified Contracts. To the extent amounts are not includable in gross income because they have been rolled over to an IRA or to another eligible plan; no tax penalty will be imposed. The following is a list of some of the distributions to which the tax penalty will not apply:

(a) distributions made on or after the date on which the owner reaches ages 591⁄2; (b) distributions following the death or disability of the owner as defined by the Code; (c) distributions made after separation from service after attainment of age 55; (d) distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the owner or the joint lives (or joint life expectancies) of such owner and his or her beneficiary; (e) distributions made to the owner to the extent such distributions do not exceed the amount allowable as a deduction under Section 213 of the Code to the owner for amounts paid during the taxable year for medical care; (f) distributions made to pay health insurance premiums for an unemployed owner; (g) distributions made to pay qualified higher education expenses; (h) distributions made to an owner for first time home purchases; (i) distributions due to an IRS levy; (j) “qualified reservist distributions,” as defined by the Code; (k) distributions to qualified public safety employees from a governmental defined benefit plan after attaining age 50 and separating from service; (l) distributions up to $5,000 in connection with the birth or adoption of a child; and (m) distributions to terminally ill individuals. The exception stated in (c) above does not apply to an IRA and Roth IRA. There may be other exceptions to the 10% tax penalty and additional conditions to the 10% penalty exceptions described above. Before you make a withdrawal, you should consult your tax advisor to determine the tax treatment of the withdrawal and whether the 10% penalty tax will apply.

Taxation of Annuity Payments

Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each Annuity Payment (or “amount received as an annuity”) is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an Annuity Payment is generally determined using an exclusion ratio in a manner that is designed to allow you to recover your after-tax investment in the contract. The exclusion amount for Annuity Payments based on a fixed annuity is determined by multiplying the payment by the ratio that the cost basis of the contract (adjusted for any period certain) bears to the expected return under the contract. For Qualified Contracts, the after-tax investment may be zero. The exclusion ratio is determined when Annuity Payments start. It is applied to each Annuity Payment over the expected stream of Annuity Payments, so that each Annuity Payment is taxable in part and tax free in part. Once your investment in the Contract has been fully recovered, however, the full amount of each Annuity Payment is subject to tax as ordinary income. If the Annuity Payments stop as a result of the Annuitant’s death before full recovery of the investment in the Contract, you should consult a competent tax advisor to determine whether the unrecovered investment in the Contract is deductible. Owners, Payees and Beneficiaries under the contracts should seek competent financial advice about the tax consequences of any distributions.

As mentioned above, distributions prior to age 59½ are subject to a 10% penalty tax, subject to certain exceptions. One exception is for distributions that are part of a series of substantially equal periodic payments (made not less frequently than annually) for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her designated beneficiary. Another is the exception for Annuity Payments made pursuant to a partial or complete annuitization of your non-qualified Contract. Whether Annuity Payments made prior to age 59½ satisfy either of these exceptions will depend on the manner in which such payments are made under the facts and circumstances of each case.

Death Benefits

Any Death Benefits paid under the Contract are generally taxable to the Beneficiary. The rules governing taxation of payments from an annuity contract, as discussed above, generally apply to the payment of Death Benefits and depend on whether the Death Benefits are paid as a lump sum or as annuity payments. Estate or gift taxes may also apply.

Effect of Civil Unions and Domestic Partnerships

For non-qualified and qualified annuities, there may be certain distribution options or elections available under federal tax law to beneficiaries who are “spouses” as defined under federal tax law. For federal tax law purposes, a “spouse” is a person recognized as a “spouse” in the state where the couple was legally married. The term does not include a party to a registered domestic partnership, civil union, or similar formal relationship recognized under state law that is not denominated a marriage under that state’s law. Accordingly, these same options are not available to surviving beneficiaries who are “civil union partners,” “domestic partners” or other similar relationships as recognized under the laws of certain states. The administration of spousal rights and the related tax reporting for the Contract will be done in a manner consistent with federal tax law requirements. The rights and benefits of civil union, domestic partnerships and other similar relationships under federal law are complex. Therefore, you should contact your legal advisor to discuss the availability of options and elections available to your surviving partner.

Exchanges

From time to time, we may offer programs under which certain annuity contracts previously issued by us may be exchanged for the Contracts offered by this prospectus. These programs will be made available on terms and conditions determined by us, and any such programs will comply with applicable law. We believe the exchanges will be tax free for federal income tax purposes; however, you should consult your tax advisor. Generally, you can exchange one non-qualified Contract for another in a tax-free exchange under Section 1035 of the Code. In addition, if your Contract is a qualified Contract, then it will generally qualify as a tax-free rollover or transfer. However, if the transaction takes the form of a 60-day rollover, only one such rollover is permitted during any one-year period.

You can make only one rollover from an IRA to another (or the same) IRA in any 12-month period, regardless of the number of IRAs you own. The limit will apply by aggregating all of your IRAs, including Roth IRAs, effectively treating them as one IRA for purposes of the limit. Trustee-to-trustee transfers between IRAs and rollovers from traditional to Roth IRAs are not limited.

If you exchange part of an existing contract for this Contract, and within 180 days of the exchange you receive a payment (e.g., you make a withdrawal) from either contract, the exchange may not be treated as a tax-free exchange. Rather, the exchange may be treated as if you had made a taxable withdrawal from the existing contract and then purchased this Contract. Subject to certain exceptions, some or all of the amount exchanged into this Contract could be includable in your income and subject to the 10% tax described in the “Non-Qualified Contracts” section of this prospectus.

If you are considering a partial exchange of an annuity contract, you should consider the conditions described by Revenue Procedure 2011-38. Under Rev. Proc. 2011-38: (1) the period of time after which cash can be withdrawn from either contract is 180 days beginning on the date of the transfer and (2) annuity payments that satisfy the newly enacted partial annuitization rule under Section 72(a)(2) of the Code will not be treated as a distribution from either the old or new contract.

In a private letter ruling, the IRS allowed the beneficiary of a series of several fixed and variable qualified inherited annuities to complete an exchange under Section 1035 of the Code of those contracts into a new variable annuity so long as the technical requirements for the exchange under Section 1035 of the Code were honored, and the beneficiary committed to taking post-death distributions from the new annuity at least as rapidly as were occurring under the old contract. While a private letter ruling gives an insight into the IRS’ view, legally it only applies to the taxpayer who requested the ruling. A beneficiary contemplating an exchange under Section 1035 of the Code of an inherited annuity contract should consult with their tax advisor.

Before making an exchange, you should compare both contracts carefully. You may have to pay a Withdrawal Charge on your existing annuity contract; other charges may be higher (or lower), and the benefits may be different. You should not exchange another annuity contract for this one unless you determine that, after knowing all the facts, the exchange is in your best interest. Also, you should consult your tax advisor in connection with an exchange involving the Contract, especially if you anticipate making a withdrawal from either contract.

A transfer or assignment of ownership of a contract, the designation of an annuitant, the selection of certain annuity dates, or the exchange of a contract may result in certain tax consequences to you that are not discussed here. An owner contemplating any such transfer, assignment or exchange should consult with their tax advisor.

Multiple Contracts

All deferred non-qualified annuity contracts that are issued by Aspida Life (or any affiliate) to the same owner during any calendar year will be treated as one annuity contract for purposes of determining the taxable amount. As a result, withdrawals from any such contracts will be taxed based upon the income in all of the contracts aggregated in the same calendar year. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such multiple contracts. For purposes of the aggregation rule, contracts received in a 1035 exchange will be considered issued in the year of the exchange. Also, all traditional IRAs you own will be treated as one IRA for tax purposes. You should consult a tax advisor prior to purchasing more than one annuity contract in any calendar year or owning more than one IRA.

Tax Withholding

Generally, federal income tax is withheld from the taxable portion of non-periodic payments at a rate of 10%. Withholding on periodic payments as defined by the Code is at the same rate as wages. Typically, you may elect not to have income taxes withheld or to have withholding done at a different rate. Special withholding rules apply to United States citizens residing outside the United States and to nonresident aliens.

Federal Estate Taxes

While no attempt is being made to discuss the federal estate tax implications of the Contract, a purchaser should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

Generation Skipping Transfer Tax

Under certain circumstances, the Code may impose a “generation-skipping transfer tax” when all or part of an annuity contract is transferred to, or a Death Benefit is paid to, an individual two or more generations younger than the owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

American Taxpayer Relief Act of 2012/Tax Cuts and Jobs Act

The American Taxpayer Relief Act: (1) permanently provides for a maximum federal estate tax rate, gift tax rate and generation skipping transfer tax rate of 40% with an inflation-adjusted $5 million lifetime unified estate and gift tax exclusion and a $5 million generation skipping transfer exclusion; (2) makes permanent “portability” between spouses which allows the estate of a decedent who is survived by a spouse to permit the surviving spouse to use the decedent’s unused $5 million lifetime exclusion; and (3) extends a number of generation skipping transfer provisions. The Tax Cuts and Jobs Act temporarily doubles the exemption amount, indexed for inflation, for estate, gift and generation-skipping taxes from the $5 million base, set in 2011, to the new $10 million base, effective for tax years 2018 through 2025.

Medicare Tax

Distributions from non-qualified annuity contracts will be considered “investment income” for purposes of the 3.8% Medicare tax on investment income. Thus, in certain circumstances, this tax will be applied to some or all of the taxable portions of distributions (e.g. earnings) to individuals whose income exceeds certain threshold amounts. Please consult a tax advisor for more information.

Annuity Purchases by Nonresident Aliens and Foreign Corporations

The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. If you are not a U.S. citizen or resident, you will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, you may be subject to state and/or municipal taxes and taxes that may be imposed by your country of citizenship or residence. You should consult with a qualified tax advisor regarding U.S., state, and foreign taxation with respect to purchasing the Contract.

Foreign Tax Credits

We may benefit from any foreign tax credits attributable to taxes paid by certain Indices to foreign jurisdictions to the extent permitted under federal tax law.

Possible Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax advisor with respect to legislative developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of any contract and do not intend the above discussion as tax advice.

16.     Additional Information

General Account

All of our obligations and any guaranteed benefits under the Contract are supported by our General Account. Aspida Life exercises sole discretion over the investment of General Account assets and bears the associated investment risk. You will not share in the investment experience of General Account assets. The General Account invests its assets in accordance with state insurance law. All of the assets of the General Account are chargeable with the claims of any of our contract owners as well as our creditors and are subject to liabilities arising from any of our other business. Our obligatons and any guaranteed benefits are subject to our claims-paying ability and financial strength.

Unregistered Separate Account

We place certain assets supporting your Contract in the Separate Account. We have exclusive and absolute ownership and control of the assets of the Separate Account. You do not share in the investment performance of assets allocated to the Separate Account. The Separate Account is not registered under the Investment Company Act of 1940, as amended. It is non-unitized, non-insulated and was established under the laws of Michigan solely for the purpose of supporting our obligations under the Contracts. Like our General Account, all of the assets of the Separate Account are chargeable with the claims of any of our contract owners as well as our creditors and are subject to the liabilities arising from any of our other business.

Changes to the Separate Account

Where permitted by applicable law, we reserve the right to make certain changes to the structure and operation of the Separate Account. We will not make any such changes without receiving any necessary approval of any applicable state insurance department.

Abandoned Property Requirements

Every state has unclaimed property laws that generally declare non-ERISA annuity contracts to be abandoned after a period of inactivity of three to five years from the contract’s maturity date, the date the death benefit is due and payable, or such other date as required by state law. Contracts purchased through certain qualified plans, including IRAs and Roth IRAs, may be subject to special or additional abandoned property rules under state law. For example, if the payment of a death benefit has been triggered, but, if after a thorough search, we are unable to locate the Beneficiary of the death benefit, or the Beneficiary does not come forward to claim the death benefit in a timely manner, the death benefit will be paid (or “escheated”) to the abandoned property division or unclaimed property office of the state in which the Beneficiary or you last resided, as shown on our records, or to our state of domicile. The state is then obligated to pay the death benefit (without interest) if your Beneficiary claims it with the proper documentation. To prevent your Contract’s proceeds from being escheated, it is important that you contact us to update your Beneficiary designations, including addresses, if and as they change.

Suspension of Payments or Transfers

We may suspend or delay the payment of Death Benefits and Withdrawals, the calculation of Annuity Payments, and transfers when we cannot calculate a Contract Value or Surrender Value under any of the following circumstances:

●	the New York Stock Exchange is closed (other than customary weekend and holiday closings);

●	the closing value of an Index is not published;

●	trading on the New York Stock Exchange is restricted;

●	the calculation of Strategy Interim Values is not reasonably practical due to an emergency; or

●	during any other period when a regulator, by order, so permits.

If a value for an Index cannot be obtained on any day due to any of these circumstances, we will use the value of the Index as of the next Business Day that the value is available. If the beginning day of a Strategy Period falls on a Business Day for which we cannot obtain a value for an Index, the beginning day of the Strategy Period will not change.

Restrictions on Financial Transactions

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block an Owner’s ability to make certain transactions and thereby refuse to accept any request for transfers, Withdrawals, Surrenders, or death benefits, until instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

Distribution

The Contracts are distributed by Aspida Financial Distributors, LLC (“AFD”), located at 2327 Englert Drive, Durham, NC 27713. AFD is owned by the direct parent company of Aspida Life. AFD is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (“FINRA”).

We have entered into a distribution and underwriting agreement with AFD for the distribution of the Contracts. AFD may also perform certain administrative functions on our behalf. We may fund operating and other expenses of AFD, including overhead, legal and accounting fees, financial professional training, compensation for the AFD management team, and other expenses associated with the Contracts.

No amounts are retained by AFD for acting as principal underwriter for the Contracts, but its expenses are covered by Aspida Life. AFD will use its best efforts to perform its distribution services but is not required to sell any number or dollar amount of Contracts. We may stop offering the Contracts at any time.

AFD does not sell the Contracts on a retail basis, but instead enters into selling agreements with unaffiliated broker- dealers (“selling firms”) that are registered as a broker-dealers under the 1934 Act and member of FINRA. Contracts are sold to the public through these selling firms and their licensed financial professionals. These financial professionals are licensed to sell annuity products under state insurance laws and are also registered representatives of the selling firms.

We generally pay the selling firms on a commission basis. The amount and timing of the commission payments will differ depending on the agreement between us and the selling firm and the Contract sold, but the commission is not expected to be more than 7.25% of the Premium. Some selling firms may elect to receive a smaller amount of commission at the time of the sale and an ongoing trail commission while the Contract remains in effect, which when totaled, could exceed 7.25% of the Premium. We may also pay or allow other promotional incentives or payments to selling firms and their financial professionals in the form of cash or other compensation to the extent permitted by FINRA rules and other applicable laws and regulations.

Selling firms typically share a portion of the commissions they receive from the Company with the financial professionals who solicit sales of the Contracts, depending on the agreement between the selling firm and the financial professional. Your financial professional may also receive other cash and non-cash compensation and other benefits from their selling firm. If you would like information about what your financial professional and his or her selling firm received in connection with your Contract, please ask your financial professional.

We also pay allowances, bonuses and other incentives to some selling firms. These additional incentives or payments are calculated in different ways and are not offered to all selling firms. We may also make payments to selling firms for other services that do not directly involve the sale of the Contracts. These services may include the recruitment and training of personnel, production of promotional literature, and similar services. We also provide non-cash compensation to selling firms, which include providing (or covering costs associated with) conferences, seminars and other marketing events and expenses, and items of small value, such as promotional gifts, meals or tickets to sporting or entertainment events. These additional incentives or payments are calculated in different ways and are not offered to all selling firms. The non-cash compensation programs are subject to, and designed to comply with, applicable laws, including FINRA regulations.

In addition to the compensation described above, we may make additional cash payments to some selling firms in support of their marketing and distribution services. These payments are not offered to all selling firms, and the terms of any particular agreement governing the payments may vary among selling firms depending on, among other things, the level and type of marketing and distribution services provided. Marketing and distribution services may include, among other services, increased access to the financial professionals of the selling firm for purposes of promoting sales of our products, assistance in training and education of the financial professionals, and opportunities for us to participate in sales conferences and educational seminars. In certain instances, we may make payments to a selling firm for inclusion of this Contract in a list of products offered for sale by selling firm.

The compensation paid to your financial professional and their selling firm (including any allowances, bonuses, non-cash compensation and other incentive payments) could create an incentive for your financial professional and the selling firm with which they are associated, to recommend the Contract because they will receive more compensation for the Contract than for other investments they could recommend.

While we do not charge you directly for any commissions or other payments paid, we do intend to recoup commissions and other expenses indirectly through fees and charges deducted under the Contract and other revenue arising from the Contract.

Amendments to the Contract

We reserve the right to amend the Contract to meet the requirements of applicable federal or state laws or regulations. You will be notified in writing of any changes, modifications or waivers.

Account Statements

At least once each year during the accumulation phase, we will send you an annual statement. The annual statement will show the current Contract Value, any transactions during the statement period, any fees deducted during the statement period, the current value of the Death Benefit, and current values held in the Fixed Crediting Rate Strategy and each Indexed Crediting Rate Strategy. The reporting period for the annual statement may be different than a Contract Year.

Certain Transactions

Certain transactions may be permitted by telephone and electronically on the Internet and may require that we have properly signed authorization for your Contract on record. In addition, you may authorize someone else to make transactions by telephone, and if available on the Internet, on your behalf. Aspida Life will not be liable for any failure to question or challenge such requests as long as there is a valid signed authorization on record at Aspida Life. Transactions submitted by Internet will require certain identification information, such as a password or personal identification information.

Although we use reasonable procedures, including recording all telephone instructions and requiring certain personal identification information to prevent unauthorized account access, we cannot assure you that telephone or Internet activity will be completely secure or free of delays or malfunctions. If you choose to make transactions by telephone or Internet, you must be willing to assume the risk of loss that may occur despite our reasonable efforts to verify identity. We are not responsible for the negligence or wrongful acts of third parties.

Legal Proceedings

We, like other life insurance companies, are from time to time involved in legal proceedings of various kinds arising in or outside of the ordinary course of business, including litigation principally relating to our business. These may include legal proceedings with private parties or with regulators or other legal authorities. There can be no assurance that any pending or future litigation will not have a material adverse effect on our business, financial condition, or results of operations. In addition, from time to time and in the ordinary course of business, we, like others in the insurance and financial services industries, receive requests for information from government agencies in connection with such agencies’ regulatory or investigatory authority. Such requests can include financial or market conduct examinations, subpoenas or demand letters for documents to assist the government in audits or investigations. We review such requests and notices and take appropriate action. We have been subject to certain requests for information and investigations in the past and could be subject to them in the future.

Financial Statements

The statutory-basis financial statements of Aspida Life Insurance Company are included in the Statement of Additional Information. They should be considered only as they relate to our ability to meet our obligations under the Contract. Instructions on how to obtain the Statement of Additional Information are included on the back cover page.

State Variations

This prospectus describes the material rights and obligations under the Contract. Certain provisions of the Contract may be different from the general description in this prospectus due to variations required by state law. For example, state law may require different right-to-examine provisions and may impose different issue-age limitations. The state in which your Contract is issued also governs whether certain options or charges are available or will vary under your Contract. Please see Appendix B: Material State Variations for a listing of material state variations. Any state variations will be included in your Contract or in riders or endorsements attached to your Contract.

Appendix A: Investment Options Available Under the Contract

Indexed Crediting Rate Strategies

The following is a list of Indexed Crediting Rate Strategies currently available under the Contract. We may change the features of the Indexed Crediting Rate Strategies listed below (including the Index and the current limits on Index gains and losses), offer new Indexed Crediting Rate Strategies and terminate existing Indexed Crediting Rate Strategies. We will provide you with written notice before making any changes other than changes to current limits on Index gains. Information about current limits on Index gains is available at https://aspida.com/documents/rila/dreampath/90003-Aspida-DreamPath-Annuity-Rate-Sheet.pdf.

Note: If amounts are removed from an Indexed Crediting Rate Strategy before the end of its Strategy Period, we will use its Strategy Interim Value. This may result in a significant reduction in your Contract Value that could exceed any protection from Index loss that would be in place if you waited until the end of the Strategy Period.

See 8. The Indexed Crediting Rate Strategies of the prospectus for a description of the Indexed Crediting Rate Strategies’ features. See 6. Fees, Charges and Adjustments of the prospectus for more information about Strategy Interim Values.

Index[1]	Type of Index	Strategy Period	Index Crediting Methodology	Current Limit on Index Loss (if held until end of Strategy Period)	Minimum Limit on Index Gain (for the life of the Indexed Crediting Rate Strategy)
S&P 500® Index	Market Index	1 Year	Point-to-Point	-10% Buffer Percentage	2% Index Cap Rate
S&P 500® Index	Market Index	1 Year	Point-to-Point	-20% Buffer Percentage	2% Index Cap Rate
S&P 500® Index	Market Index	1 Year	Point-to-Point	-10% Buffer Percentage	2% Index Trigger Rate; Maximum -1% Trigger Threshold
S&P 500® Index	Market Index	1 Year	Point-to-Point	-10% Floor Percentage	2% Index Cap Rate
S&P 500® Index	Market Index	1 Year	Point-to-Point	0% Floor Percentage[2]	2% Index Cap Rate
S&P 500® Index	Market Index	3 Year	Point-to-Point	-10% Buffer Percentage	5% Index Cap Rate
S&P 500® Index	Market Index	3 Year	Point-to-Point	-20% Buffer Percentage	5% Index Cap Rate
S&P 500® Index	Market Index	3 Year	Point-to-Point	-10% Buffer Percentage	10% Index Participation Rate
S&P 500® Index	Market Index	3 Year	Point-to-Point	-20% Buffer Percentage	10% Index Participation Rate
S&P 500® Index	Market Index	6 Year	Point-to-Point	-10% Buffer Percentage	10% Index Cap Rate
S&P 500® Index	Market Index	6 Year	Point-to-Point	-20% Buffer Percentage	10% Index Cap Rate
S&P 500® Index	Market Index	6 Year	Point-to-Point	-10% Buffer Percentage	10% Index Participation Rate
S&P 500® Index	Market Index	6 Year	Point-to-Point	-20% Buffer Percentage	10% Index Participation Rate
S&P 500® Index	Market Index	6 Year	Guaranteed Annual Cap Rate and Buffer	-10% Buffer Percentage	2% Index Cap Rate
Nasdaq-100 Index®	Market Index	1 Year	Point-to-Point	-10% Buffer Percentage	2% Index Cap Rate
Nasdaq-100 Index®	Market Index	1 Year	Point-to-Point	-20% Buffer Percentage	2% Index Cap Rate
Nasdaq-100 Index®	Market Index	1 Year	Point-to-Point	-10% Buffer Percentage	2% Index Trigger Rate Maximum -1% Trigger Threshold
Nasdaq-100 Index®	Market Index	1 Year	Point-to-Point	-10% Floor Percentage	2% Index Cap Rate
Nasdaq-100 Index®	Market Index	1 Year	Point-to-Point	0% Floor Percentage[2]	2% Index Cap Rate
Nasdaq-100 Index®	Market Index	3 Year	Point-to-Point	-10% Buffer Percentage	5% Index Cap Rate
Nasdaq-100 Index®	Market Index	3 Year	Point-to-Point	-20% Buffer Percentage	5% Index Cap Rate
Nasdaq-100 Index®	Market Index	3 Year	Point-to-Point	-10% Buffer Percentage	10% Index Participation Rate
Nasdaq-100 Index®	Market Index	3 Year	Point-to-Point	-20% Buffer Percentage	10% Index Participation Rate
Nasdaq-100 Index®	Market Index	6 Year	Point-to-Point	-10% Buffer Percentage	10% Index Cap Rate

Nasdaq-100 Index®	Market Index	6 Year	Point-to-Point	-20% Buffer Percentage	10% Index Cap Rate
Nasdaq-100 Index®	Market Index	6 Year	Point-to-Point	-10% Buffer Percentage	10% Index Participation Rate
Nasdaq-100 Index®	Market Index	6 Year	Point-to-Point	-20% Buffer Percentage	10% Index Participation Rate
Nasdaq-100 Index®	Market Index	6 Year	Guaranteed Annual Cap Rate and Buffer	-10% Buffer Percentage	2% Index Cap Rate
Russell 2000® Index	Market Index	1 Year	Point-to-Point	-10% Buffer Percentage	2% Index Cap Rate
Russell 2000® Index	Market Index	1 Year	Point-to-Point	-20% Buffer Percentage	2% Index Cap Rate
Russell 2000® Index	Market Index	1 Year	Point-to-Point	-10% Buffer Percentage	2% Index Trigger Rate Maximum -1% Trigger Threshold
Russell 2000® Index	Market Index	3 Year	Point-to-Point	-10% Buffer Percentage	5% Index Cap Rate
Russell 2000® Index	Market Index	3 Year	Point-to-Point	-20% Buffer Percentage	5% Index Cap Rate
Russell 2000® Index	Market Index	3 Year	Point-to-Point	-10% Buffer Percentage	10% Index Participation Rate
Russell 2000® Index	Market Index	3 Year	Point-to-Point	-20% Buffer Percentage	10% Index Participation Rate
Russell 2000® Index	Market Index	6 Year	Point-to-Point	-10% Buffer Percentage	10% Index Cap Rate
Russell 2000® Index	Market Index	6 Year	Point-to-Point	-20% Buffer Percentage	10% Index Cap Rate
Russell 2000® Index	Market Index	6 Year	Point-to-Point	-10% Buffer Percentage	10% Index Participation Rate
Russell 2000® Index	Market Index	6 Year	Point-to-Point	-20% Buffer Percentage	10% Index Participation Rate
MSCI EM Index	Market Index	1 Year	Point-to-Point	-10% Buffer Percentage	2% Index Cap Rate
MSCI EM Index	Market Index	1 Year	Point-to-Point	-20% Buffer Percentage	2% Index Cap Rate
MSCI EM Index	Market Index	1 Year	Point-to-Point	-10% Buffer Percentage	2% Index Trigger Rate Maximum -1% Trigger Threshold

[1]	Each Index is a “price return index,” not a “total return index,” and therefore does not reflect dividends paid on the securities composing the Index. This will reduce the Index return and may cause the Index to underperform a direct investment in the securities composing the Index.

[2]	This Indexed Crediting Rate Strategy provides total protection from Index losses at the end of the Strategy Period.

Each Indexed Crediting Rate Strategy’s limit on Index losses is guaranteed not to change for so long as that Indexed Crediting Rate Strategy remains available under the Contract. However, we reserve the right to add and remove Indexed Crediting Rate Strategy as available investment options. As such, the limits on Index loss offered under the Contract may change from one Strategy Period to the next. We will always offer an Indexed Crediting Rate Strategy with the protection of at least a −5% Buffer Percentage. In the future, we may not offer any Indexed Crediting Rate Strategies with Floor Percentages, and we do not guarantee a minimum Strategy Floor for any Indexed Crediting Rate Strategies that we may decide to offer in the future.

If we offer a new Indexed Crediting Rate Strategy with an Index Cap Rate in the future, the Guaranteed Minimum Cap Rate will be at least 2%, 5%, and 10% for a 1, 3, and 6-year Strategy, respectively. If we offer a new Indexed Crediting Rate Strategy with an Index Participation Rate in the future, the Guaranteed Minimum Participation Rate will be at least 10%. If we offer a new Indexed Crediting Rate Strategy with an Index Trigger Rate in the future, the Guaranteed Minimum Trigger Rate will be at least 2%, 5%, and 10% for a 1, 3, and 6-year Strategy, respectively and the Trigger Threshold will not be greater than -1%. If we offer a new Indexed Crediting Rate Strategy with a Guaranteed Annual Cap Rate and Buffer, the Guaranteed Minimum Cap Rate will be at least 2%. We reserve the right to offer Indexed Crediting Rate Strategies with different types of limits on Index gains.

Fixed Crediting Rate Strategy

The following is the Fixed Crediting Rate Strategy currently available under the Contract. We may change the features of the Fixed Crediting Rate Strategy listed below, offer new Fixed Crediting Rate Strategies and terminate existing Fixed Crediting Rate Strategies. We will provide you with written notice before doing so.

See 9. The Fixed Crediting Rate Strategy of the prospectus for a description of the Fixed Crediting Rate Strategy’s features.

Name	Strategy Period	Minimum Guaranteed Interest Rate
Fixed Crediting Rate Strategy	1 Year	0.25%

Appendix B: Material State Variations

State	Benefit or Feature	Availability or Variation

South Carolina	Right to Examine

If you exercise your right to cancel the Contract, as described in “Right to Examine”:

(1)  if your Contract does not replace another contract, we will issue a refund in the amount of your Premium Payment (less Withdrawals); or

(2)   if your Contract replaces another contract, we will make a payment of the Cash Surrender Value plus any charges deducted from your Premium Payment.

Appendix C: Index Disclosures

S&P 500® Index

The S&P 500® Index (the “Index”) is a product of S&P Dow Jones Indices LLC or its affiliates (“SPDJI”) and has been licensed for use by Aspida Life Insurance Company (“Aspida”). S&P®, S&P 500®, US 500, The 500, iBoxx®, iTraxx® and CDX® are trademarks of S&P Global, Inc. or its affiliates (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). It is not possible to invest directly in an index. Aspida’s products are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices does not make any representation or warranty, express or implied, to the owners of the Aspida’s products or any member of the public regarding the advisability of investing in securities generally or in Aspida’s products particularly or the ability of the Index to track general market performance. Past performance of an index is not an indication or guarantee of future results. S&P Dow Jones Indices’ only relationship to Aspida with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The Index is determined, composed and calculated by S&P Dow Jones Indices without regard to Aspida or the Aspida products. S&P Dow Jones Indices have no obligation to take the needs of Aspida or the owners of Aspida’s products into consideration in determining, composing or calculating the Index. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of Aspida’s products. There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns.  S&P Dow Jones Indices LLC is not an investment adviser, commodity trading advisory, commodity pool operator, broker dealer, fiduciary, promoter” (as defined in the Investment Company Act of 1940, as amended), “expert” as enumerated within 15 U.S.C. § 77k(a) or tax advisor.  Inclusion of a security, commodity, crypto currency or other asset within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, commodity, crypto currency or other asset, nor is it considered to be investment advice or commodity trading advice.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY ASPIDA, OWNERS OF THE ASPIDA PRODUCTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. S&P DOW JONES INDICES HAS NOT REVIEWED, PREPARED AND/OR CERTIFIED ANY PORTION OF, NOR DOES S&P DOW JONES INDICES HAVE ANY CONTROL OVER, THE LICENSEE PRODUCT REGISTRATION STATEMENT, PROSPECTUS OR OTHER OFFERING MATERIALS. THERE ARE NO THIRD-PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND ASPIDA, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Nasdaq-100 Index®

The Aspida DreamPathSM Annuity (the “Product”) is not sponsored, endorsed, sold or promoted by Nasdaq, Inc. or its affiliates (Nasdaq, with its affiliates, are referred to as the “Corporations”). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Product. The Corporations make no representation or warranty, express or implied to the owners of the Product or any member of the public regarding the advisability of investing in securities generally or in the Product particularly, or the ability of the Nasdaq-100 Index® to track general stock market performance. The Corporations' only relationship to Aspida Life Insurance Company (“Licensee”) is in the licensing of the Nasdaq® and certain trade names of the Corporations and the use of the Nasdaq-100 Index® which is determined, composed and calculated by Nasdaq without regard to Licensee or the Product. Nasdaq has no obligation to take the needs of the Licensee or the owners of the Product into consideration in determining, composing or calculating the Nasdaq-100 Index®. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Product to be issued or in the determination or calculation of the equation by which the Product is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Product.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE Nasdaq-100 Index® OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCT, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE Nasdaq-100 Index® OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE Nasdaq-100 Index® OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Russell 2000® Index

The Aspida DreamPathSM (the “Product”) has been developed solely by Aspida Life Insurance Company (“Aspida”). The Product is not in any way connected to or sponsored, endorsed, sold or promoted by the London Stock Exchange Group plc and its group undertakings (collectively, the “LSE Group”). FTSE Russell is a trading name of certain of the LSE Group companies.

All rights in the Russell 2000® Index (the “Index”) vest in the relevant LSE Group company which owns the Index. “Russell®” and “Russell 2000®” are trademarks of the relevant LSE Group company and are used by any other LSE Group company under license.

The Index is calculated by or on behalf of FTSE International Limited or its affiliate, agent or partner. The LSE Group does not accept any liability whatsoever to any person arising out of (a) the use of, reliance on or any error in the Index or (b) investment in or operation of the Product. The LSE Group makes no claim, prediction, warranty or representation either as to the results to be obtained from the Product or the suitability of the Index for the purpose to which it is being put by Aspida Life Insurance Company.

MSCI EM Index

THIS FINANCIAL PRODUCT IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI INC. (“MSCI”), ANY OF MSCI’S AFFILIATES, ANY OF MSCI’S OR MSCI’S AFFILIATES’ INFORMATION PROVIDERS OR ANY OTHER THIRD PART INVOLVED IN, OR RELATED TO, COMPILING, COMPUTING, CALCULATING OR CREATING ANY MSCI INDEX (COLLECTIVELY, THE “MSCI PARTIES”). THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICES MARKS OF MSCI OR MSCI’S AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY ASPIDA LIFE INSURANCE COMPANY (“ASPIDA”). NONE OF THE MSCI PARTIES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE ISSUER OR OWNERS OF THIS FINANCIAL PRODUCT OR ANY OTHER PERSON OR ENTITY REGARDING THE ADVISABILITY OF INVESTING IN FINANCIAL PRODUCTS GENERALLY OR IN THIS FINANCIAL PRODUCT PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCUATED BY MSCI WITHOUT REGARD TO THIS FINANCIAL PRODUCT OR ANY OTHER PERSON OR ENTITY. NONE OF THE MSCI PARTIES HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUER OR OWNERS OF THIS FINANCIAL PRODUCT OR ANY OTHER PERSON OR ENTITY INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDEXES. NONE OF THE MSCI PARTIES IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THIS FINANCIAL PRODUCT TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY OR THE CONSIDERATION INTO WHICH THIS FINANCIAL PRODUCT IS REDEEMABLE. FURTHER, NONE OF THE MSCI PARTIES HAS ANY OBLIGATION OR LIABILITY TO THE ISSUER OR OWNERS OF THIS FINANCIAL PRODUCT OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THIS FINANCIAL PRODUCT.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN, OR FOR USE IN THE CALCULATION OF, THE MSCI INDEXES FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NONE OF THE MSCI PARTIES WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY, AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER OF THE FINANCIAL PRODUCT, OWNERS OF THE FINANCIAL PRODUCT, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE MSCI PARTIES MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND THE MSCI PARTIES HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO EACH MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE MSCI PARTIES HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

No purchase, seller or holder of this financial product, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this security without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

We have filed with the Securities and Exchange Commission a Statement of Additional Information (“SAI”) that includes additional information about Aspida DreamPathSM Annuity and Aspida Life Insurance Company. The SAI dated September 15, 2025, is incorporated by reference into this prospectus. The SAI is available free of charge. To request a copy of the SAI, to ask about your Contract, or to make other investor inquiries, please contact us by:

●	Calling us at 1-833-4-ASPIDA (1-833-427-7432) between the hours of 9 a.m. and 6 p.m. Eastern Time.

●	Mailing us at our Administrative Office.

●	Emailing us clientsupport@aspida.com.

The SAI is also available at our website, https://aspida.com/products/RILA.

EDGAR Contract Identifier No. C000256895

PART B

INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

ASPIDA LIFE INSURANCE COMPANY

Statement of Additional Information Dated September 15, 2025

ASPIDA DREAMPATHSM ANNUITY

Individual Single Premium Deferred Index-Linked Annuity Contract

This Statement of Additional Information (“SAI”) is not a prospectus and should be read in conjunction with the prospectus dated September 15, 2025, for the Aspida Life Insurance Company Contract referenced above. The prospectus sets forth information that a prospective Investor ought to know before investing. You may obtain a free copy of the Prospectus by contacting our Administrative Office at:

2327 Englert Drive

Durham, NC 27713

1-833-4-ASPIDA (1-833-427-7432)

Read the prospectus before you invest. Terms used in this SAI shall have the same meaning as in the prospectus.

Page
GENERAL INFORMATION AND HISTORY	2
SERVICES	2
PRINCIPAL UNDERWRITER	5
PERFORMANCE REPORTING	5
INCOME PHASE PAYMENTS	5
FINANCIAL STATEMENTS	5

GENERAL INFORMATION AND HISTORY

The Company issues the Contract described in the prospectus and is responsible for providing the Contract’s insurance and annuity benefits. All guarantees and benefits provided under the Contracts are subject to the claims paying ability of the Company and our General Account. We are a stock life insurance company originally organized under the insurance laws of the State of California in 1956 and redomesticated to Michigan in 2022. Prior to December 1, 2021, the Company was known as UBS Life Insurance Company USA.

Ares Management Corporation (“Ares”), a global alternative investment manager, is the sole member of Ares Holdco LLC, which is the general partner of Ares Holdings L.P., which is the sole member of AIP GP, LLC, which is the general partner of Ares Insurance Partners L.P., which owns all of the voting shares of Aspida Holdings Ltd., which the sole member of Aspida Holdings, LLC, a U.S. holding company that is the direct owner of the Company. The common stock of Ares trades on the New York Stock Exchange under the symbol “ARES.”

We are authorized to transact business in 49 states and the District of Columbia. We are not authorized to transact business in New York. Our primary business is issuing deferred annuities.

From this point forward, the term “Contract(s)” refers only to those offered through the prospectus.

SERVICES

The Company is party to a Cost Sharing Agreement between the Company, Aspida Financial Services, LLC (“AFS”) and all other U.S. based entities in the Aspida Group dated January 1, 2022. AFS is the service provider and is an affiliate of the Company through common direct ownership by same company, Aspida Holdings, LLC. AFS provides all services that are used to service the Contract and all employees who perform those services to the Company at cost. As of the date hereof, the Company has not made any payments to AFS under the Cost Sharing Agreement for services related to the Contracts.

Independent Auditors

The statutory-basis financial statements of Aspida Life Insurance Company at December 31, 2024 and 2023, and for each of the three years in the period ended December 31, 2024, appearing in this SAI and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Ernst & Young LLP's principal business address is 100 North Tryon Street, Charlotte, North Carolina 28202.

CONTRACT ADJUSTMENT

On any day during the Strategy Period except for the Strategy Start Date and the Strategy Maturity Date, your Indexed Crediting Rate Strategy value is equal to the Strategy Interim Value. We calculate the Strategy Interim Value each day between the Strategy Start Date and the Strategy Maturity Date based on the value of a hypothetical portfolio of financial instruments designed to replicate the value of the Indexed Crediting Rate Strategy if it were held until the Strategy Maturity Date. The Strategy Interim Value fluctuates each business day. The Strategy Interim Value on a given business day determines the amount available from that Indexed Crediting Rate Strategy for Withdrawals, Surrender, and the other transactions listed below that may occur on that date.

2

The Strategy Interim Values generally reflect less gain and more downside than would otherwise apply at the Strategy Maturity Date. As such, when a transaction is processed based on a Strategy Interim Value, the Strategy Interim Value could reflect less gain or more loss (perhaps significantly less gain or more loss) than would be applied at the end of the Term. This means that there could be significantly less money available under your Contract for Withdrawals, Surrender, annuitization, and the death benefit. The application of a Strategy Interim Value may result in a loss even if the Index performance at the time of Withdrawal or other transaction listed above is higher than at the beginning of the Strategy. If you use the Performance Lock feature to capture an Interim Value that is lower than your Strategy Base Value on the Strategy Start Date, you may capture a loss.

The Strategy Interim Value for an Indexed Crediting Rate Strategy is calculated using the following formula:

The Strategy Interim Value for each Indexed Crediting Rate Strategy equals A plus B minus C, where:

A =  the fair value of the Derivative Asset Proxy supporting the Indexed Crediting Rate Strategy on the current day.

B =  the fair value of the Fixed Income Asset Proxy instruments supporting the Indexed Crediting Rate Strategy on the current day.

C =  reasonably anticipated trading costs associated with selling the hypothetical options, if not already accounted for in the Derivative Asset Proxy.

The Derivative Asset Proxy is a value of a hypothetical replicating portfolio of options used to calculate the Strategy Interim Value for each Indexed Crediting Rate Strategy. The hypothetical replicating portfolio of options is determined by us for each Indexed Crediting Rate Strategy and is used to estimate the fair value of risk of loss and potential gain on the Strategy Maturity Date. If we are unable to calculate the value of the Derivative Asset Proxy on any day, we will use the last available value available to us. The Derivative Asset Proxy value may be positive, negative or zero.

The Fixed Income Asset Proxy is determined by using the Strategy Base Value and subtracting the unamortized option costs as determined by the time remaining in the Indexed Crediting Rate Strategy. In general, the closer a withdrawal occurs to the Strategy Maturity Date, the less of an impact the Fixed Income Asset Proxy will have. The examples below show how the Strategy Interim Value is calculated and how it may vary based on whether the Index value has increased or decreased and how much time there is remaining in the Strategy Period. The Derivative Asset Proxy value, the Fixed Income Asset Proxy value, and trading costs in the examples are expressed as a percentage of the Strategy Base Value.

Strategy Interim Value Examples
	1-year strategy	3-year strategy	6-year strategy
Strategy Period (months)	12	36	72
Valuation date (months)	9	18	18
Time to maturity (months)	3	18	54
Strategy premium	100,000	100,000	100,000
Buffer Percentage	10%	10%	10%
Cap Rate	12%	15%	18%

Example 1: No change in the value of the Index relevant to the strategy (assumes no Withdrawals)

3

Strategy Base Value (a)	100,000.00	100,000.00	100,000.00
Initial market value of options (b)	3,019.28	2,842.57	2,920.03
% remaining in Strategy Period (c)	25%	50%	75%
Current market value of options (d)	2,813.78	3,507.12	3,286.14
Unamortized option costs (e) = b x c	(754.82)	(1,421.28)	(2,190.02)
Transaction costs (f)	(50.00)	(50.00)	(50.00)
Interim value adjustment (g) = d + e + f	2,008.96	2,035.84	1,046.12
Strategy Interim Value = a + g	102,008.96	102,035.84	101,046.12

Example 2: Positive change (10%) in the value of the Index relevant to the strategy (assumes no Withdrawals)
Strategy Base Value (a)	100,000.00	100,000.00	100,000.00
Initial market value of options (b)	3,019.28	2,842.57	2,920.03
% remaining in Strategy Period (c)	25%	50%	75%
Current market value of options (d)	8,210.30	8,838.99	6,538.24
Unamortized option costs (e) = b x c	(754.82)	(1,421.28)	(2,190.02)
Transaction costs (f)	(50.00)	(50.00)	(50.00)
Interim value adjustment (g) = d + e + f	7,405.48	7,367.70	4,298.22
Strategy Interim Value = a + g	107,405.48	107,367.70	104,298.22

Example 3: Negative change (-10%) in the value of the Index relevant to the strategy (assumes no Withdrawals)
Strategy Base Value (a)	100,000.00	100,000.00	100,000.00
Initial market value of options (b)	3,019.28	1,848.79	2,920.03
% remaining in Strategy Period (c)	25%	50%	75%
Current market value of options (d)	(2,095.54)	(2,278.74)	(929.69)
Unamortized option costs (e) = b x c	(754.82)	(924.39)	(2,190.02)
Transaction costs (f)	(50.00)	(50.00)	(50.00)
Interim value adjustment (g) = d + e + f	(2,900.36)	(3,253.14)	(3,169.71)
Strategy Interim Value = a + g	97,099.64	96,746.86	96,830.29

Examples of Withdrawals and Surrender Charges Applied to Strategy Interim Value

Example 1: Effect of Withdrawal when the Strategy Base Value is greater than the Strategy Interim Value
Strategy Base Value	100,000.00	A
Strategy Interim Value (Pre-Withdrawal)	90,000.00	B
Gross Amount Withdrawn	20,000.00	C
% Change in Strategy Interim Value	22.2%	D = C / B
Surrender Charges (7%)	1,400.00	E = C * 0.07
Net Amount Withdrawn	18,600.00	F = C - E
Proportional Withdrawal Amount (Gross)	22,222.22	G = C * (A / B)

4

New Strategy Interim Value (Post-Withdrawal)	70,000.00	H = B - C
New Strategy Base Value	77,777.78	I = A - G
% Change in Strategy Base Value	-22.2%	J = I / A - 1

Example 2: Effect of Withdrawal when the Strategy Base Value is less than the Strategy Interim Value
Strategy Base Value	100,000.00	A
Strategy Interim Value (Pre-Withdrawal)	110,000.00	B
Gross Amount Withdrawn	20,000.00	C
% Change in Strategy Interim Value	18.2%	D = C / B
Surrender Charges (7%)	1,400.00	E = C * 0.07
Net Amount Withdrawn	18,600.00	F = C - E
Proportional Withdrawal Amount (Gross)	18,181.82	G = C * (A / B)
New Strategy Interim Value (Post-Withdrawal)	90,000.00	H = B - C
New Strategy Base Value	81,818.18	I = A - G
% Change in Strategy Base Value	-18.2%	J = I / A - 1

PRINCIPAL UNDERWRITER

The Company’s affiliate, Aspida Financial Distributors, LLC, serves as the principal underwriter for the Contract. Aspida Financial Distributors, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. Aspida Financial Distributors, LLC is also a member of the Financial Industry Regulatory Authority. Aspida Financial Distributors, LLC’s principal office is located at 2327 Englert Drive, Durham, NC 27713. The Contract is distributed through life insurance agents licensed to sell variable annuities who are registered representatives of other registered broker-dealers who have entered into sales arrangements with Aspida Financial Distributors, LLC. The offering of the Contract is continuous. A description of the manner in which Contract is purchased may be found in the prospectus under the section titled “7. Purchasing the Contract."

As of the date hereof, no compensation has been paid to the principal underwriter, Aspida Financial Distributors, LLC.

FINANCIAL STATEMENTS

Included in this SAI are the statutory-basis financial statements of Aspida Life Insurance Company.

5

Aspida Life Insurance Company

Statements of Admitted Assets, Liabilities and Capital and Surplus
Period ended June 30, 2025 and the year ended December 31, 2024

(in thousands, except number of shares and par value)

	June 30, 2025	December 31, 2024
	(unaudited)
Admitted Assets
Cash and invested assets:
Bonds	$8,350,325	$6,377,111
Preferred stocks	27,501	10,500
Common stocks	15,271	2,204
Mortgage loans on real estate	607,625	276,836
Real estate less accumulated depreciation and encumbrances	5,084	5,036
Cash	132,944	86,273
Cash equivalents	851,475	495,373
Short-term investments	—	4
Derivatives	269,236	199,407
Receivables for securities	1,280	4
Other invested assets	393,083	151,158
Total cash and invested assets	10,653,824	7,603,906

Accrued investment income	103,286	78,885
Other amounts receivable under reinsurance contracts	24,140	2,633
Current federal income taxes recoverable	267	—
Net deferred tax asset	23,441	24,489
Amounts due from parent, subsidiaries and affiliates	149	—
Other non-invested assets	175	17
Separate account assets	1,607	1,528
Total admitted assets	$10,806,889	$7,711,458

See accompanying notes to the statutory-basis financial statements.

1

Aspida Life Insurance Company

Statements of Admitted Assets, Liabilities and Capital and Surplus
Period ended June 30, 2025 and the year ended December 31, 2024

(in thousands, except number of shares and par value)

	June 30, 2025	December 31, 2024
	(unaudited)
Liabilities and Capital and Surplus
Liabilities:
Aggregate reserve for life contracts	$3,967,085	$2,927,845
Liability for deposit-type contracts	220,490	8,041
Insurance policy benefits, claim reserves	6,265	6,730
Interest maintenance reserve	1,933	679
Commissions to agents due or accrued-life and annuity contracts	10,717	10,658
General expenses due or accrued	5,529	1,597
Taxes and fees, excluding federal income taxes	2,862	1,530
Amounts withheld or retained by reporting entity as agent or trustee	—	794
Remittances and items not allocated	16,635	20,574
Liability for benefits for employees and agents	357	626
Asset valuation reserve	60,345	39,105
Funds held under reinsurance treaties with unauthorized reinsurers	5,417,895	3,867,938
Payable to parent, subsidiaries and affiliates	6,905	14,869
Payable for securities	126,901	15,260
Due to reinsurers	266,509	230,212
Derivative collateral liability	210,455	130,422
Separate account liabilities	1,607	1,528
Total liabilities	10,322,490	7,278,408

Capital and surplus:
Common stock, $100 par value per share; 25,000 shares authorized, issued and outstanding	2,500	2,500
Paid-in and contributed surplus	641,666	566,666
Unassigned deficit	(159,767)	(136,116)
Total capital and surplus	484,399	433,050
Total liabilities and capital and surplus	$10,806,889	$7,711,458

See accompanying notes to the statutory-basis financial statements.

2

Aspida Life Insurance Company

Statements of Operations

Periods ended June 30, 2025 (unaudited) and June 30, 2024 (unaudited)

(in thousands)

	June 30, 2025	June 30, 2024
Premiums and other revenues:
Premium and annuity considerations for life contracts	$1,068,886	$7,314
Investment income (net of related expenses of $9,265 as of June 30, 2025 and $5,865 as of June 30, 2024)	252,421	121,156
Amortization of interest maintenance reserve	274	28
Commissions and expense allowances on reinsurance ceded	113,737	59,222
Modified coinsurance assumed adjustment	25,310	22,485
Miscellaneous income	1,522	21,052
Total premiums and other revenues	1,462,150	231,257

Benefits and other deductions:
Annuity benefits	24,137	21,448
Surrender benefits and withdrawals	70,530	28,703
Interest and adjustments on contract or deposit-type contract funds	1,908	(432)
Total benefits	96,575	49,719

Commissions and brokerage expense	177,264	122,363
Increase in aggregate reserves for life contracts	1,039,241	70,962
Insurance taxes, licenses and fees	3,570	751
Reinsurance investment credit	151,726	40,493
General insurance expenses	24,552	18,455
Total benefits and other deductions	1,492,928	302,743

Loss from operations before federal and foreign income taxes	(30,778)	(71,486)
Expenses for federal and foreign income taxes	1,033	—
Net loss from operations before net realized investment gains	(31,811)	(71,486)

Net realized capital gains net of capital gains tax and taxes transferred to IMR of $0 and $0, respectively, as of June 30, 2025 and $0 and $0, respectively, as of June 30, 2024	29,921	18,702
Net loss	$(1,890)	$(52,784)

See accompanying notes to the statutory-basis financial statements.

3

Aspida Life Insurance Company

Statements of Changes in Capital and Surplus

Periods ended June 30, 2025 (unaudited) and June 30, 2024 (unaudited)

(in thousands)

	Common Stock	Paid-in and Contributed Surplus	Unassigned Deficit	Total
Balance, December 31, 2023	$2,500	$416,666	$(67,140)	$352,026
Net loss	—	—	(52,784)	(52,784)
Other changes:
Change in net unrealized capital gains less capital gains tax of $2,321	—	—	5,593	5,593
Change in net deferred income tax	—	—	6,586	6,586
Change in nonadmitted assets	—	—	1,925	1,925
Change in asset valuation reserve	—	—	(9,575)	(9,575)
Capital contributions	—	80,000	—	80,000
D eferred reinsurance gain net of amortization	—	—	13,666	13,666
Balance, June 30, 2024	$2,500	$496,666	$(101,729)	$397,437

	Common Stock	Paid-in and Contributed Surplus	Unassigned Deficit	Total
Balance, December 31, 2024	$2,500	$566,666	$(136,116)	$433,050
Net loss	—	—	(1,890)	(1,890)
Other changes:
Change in net unrealized capital gains less capital gains tax of $(2)	—	—	5,270	5,270
Change in net deferred income tax	—	—	1,906	1,906
Change in nonadmitted assets	—	—	(2,419)	(2,419)
Change in asset valuation reserve	—	—	(21,239)	(21,239)
Capital contributions	—	75,000	—	75,000
Change in unrealized gains and losses on assets subject to funds withheld agreements	—	—	(5,279)	(5,279)
Balance, June 30, 2025	$2,500	$641,666	$(159,767)	$484,399

See accompanying notes to the statutory-basis financial statements.

4

Aspida Life Insurance Company

Statements of Cash Flows

Periods ended June 30, 2025 (unaudited) and June 30, 2024 (unaudited)

(in thousands)

	June 30, 2025	June 30, 2024
Cash from operations
Premiums and policy proceeds	$1,047,381	$1,633,180
Net investment income received	225,286	96,412
Miscellaneous income	140,569	109,651
Cash provided by revenues	1,413,236	1,839,243
Net policy benefits (paid) received	(60,741)	411,720
Net transfers from Separate Accounts	8	345
Commissions, general expenses and state taxes paid	(352,353)	(237,093)
Cash used in general and other expenses	(414,386)	174,915
Net cash from operations	998,850	2,014,158

Cash from investments
Proceeds from sales and maturities of bonds	599,524	125,623
Proceeds from sales and maturities of mortgage loans	24,026	965
Proceeds from other invested assets	7,616	2,234
Miscellaneous proceeds	115,183	42,139
Total investment proceeds	746,349	170,961
Purchase of bonds	(2,608,671)	(1,503,948)
Purchase of stocks	(30,067)	(480)
Purchase of mortgage loans	(355,965)	(94,297)
Purchase of real estate	(175)	(539)
Purchase of other invested assets	(199,283)	(75,171)
Miscellaneous applications	(47,271)	(41,123)
Total investments acquired	(3,241,432)	(1,715,558)
Net cash from investments	(2,495,083)	(1,544,597)

Cash from financing and miscellaneous sources
Capital and paid in surplus, less treasury stock	75,000	80,000
Net deposits on deposit-type contracts and other insurance	212,449	3,694
Other cash provided (paid)	1,611,554	(398,944)

Net cash from financing and miscellaneous sources	1,899,003	(315,250)

Net change in cash and cash equivalents	402,770	154,311

Cash and cash equivalents
Beginning of year	581,649	298,283
End of period	$984,419	$452,594

Supplemental disclosures of cash flow information for non-cash transactions	June 30, 2025	June 30, 2024
Funds withheld premium ceded	1,574,811	1,174,659

See accompanying notes to the statutory-basis financial statements.

5

Aspida Life Insurance Company

Notes to the Statutory-Basis Financial Statements (unaudited)

June 30, 2025

(in thousands)

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Organization and Nature of Business

UBS Life Insurance Company USA was acquired in November 2021 by Aspida Holdings Ltd (“AHL”) and the entity's name was legally changed to Aspida Life Insurance Company (“ALIC” or the “Company”) in all states of operation. The Company is licensed in the District of Columbia and all states except New York. Re-domestication to the State of Michigan from the State of California occurred in April, 2022. The Company is headquartered in Durham, North Carolina.

Effective December 31, 2022, all authorized, issued and outstanding share capital of ALIC was contributed from AHL to Aspida Holdings, LLC (“Holdings LLC”), a holding company organized in Delaware and a separate subsidiary of AHL. Therefore, there was no significant change to the Company’s control structure. The Company’s ultimate parent is Ares Management Corporation (“Ares”).

During 2022, the Company launched its new retail annuity business providing multi-year guaranteed annuities (MYGA) and fixed-indexed annuities (FIA) and during 2023 product sales grew significantly. During 2023, the Company launched and FIA product with an optional addition of a Guaranteed Lifetime Withdrawal Benefit (GLWB) rider. During 2025 and 2024, the Company also continued to maintain variable annuity business previously assumed pursuant to its existing modified coinsurance treaties at the time of acquisition by AHL. The Company’s own variable annuity products were not actively marketed in 2025 or 2024 and the Company has no intention at this time to resume their sale.

Basis of Presentation

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The accompanying unaudited condensed financial statements have been prepared in conformity with the statutory accounting practices prescribed or permitted by the Michigan Department of Insurance and Financial Services (“MiDIFS”). The State of Michigan has adopted the National Association of Insurance Commissioners' (“NAIC”) Accounting Practices and Procedures Manual (“SAP”). These practices differ from accounting principles generally accepted in the United States of America (“GAAP”). The condensed statutory-basis financial statements do not contain all of the information and footnotes for complete financial statements. As such these unaudited condensed statutory-basis financial statements should be read in conjunction with the audited statutory-basis financial statements of ALIC for the year ended December 31, 2024. Interim results are not necessarily indicative of results of operations for the full year.

Note 2. Subsequent Events

Subsequent events have been considered through August 29, 2025, the date the financial statements were available to be issued.

There are no subsequent events that have occurred that would require recognition or disclosure in these financial statements.

6

Aspida Life Insurance Company

Statutory-Basis Financial Statements

December 31, 2024, 2023, and 2022

With Report of Independent Auditors

Ernst & Young LLP 100 N. Tryon Street Suite 3800 Charlotte, NC 28202	Tel: +1 704 372 6300 ey.com

Report of Independent Auditors

The Board of Directors

Aspida Life Insurance Company

Opinion

We have audited the statutory-basis financial statements of Aspida Life Insurance Company (the Company), which comprise the statements of admitted assets, liabilities and capital and surplus as of December 31, 2024 and 2023, and the related statements of operations, changes in capital and surplus and cash flows for each of the three years in the period ended December 31, 2024, and the related notes to the financial statements (collectively referred to as the “financial statements”).

Unmodified Opinion on Statutory Basis of Accounting

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, on the basis of accounting described in Note 1.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the matter described in the Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles section of our report, the financial statements do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company at December 31, 2024 and 2023, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2024.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 1 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Michigan Department of Insurance and Financial Services, which is a basis of accounting other than accounting principles generally accepted in the United States of America. The effects on the financial statements of the variances between these statutory accounting practices described in Note 1 and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material and pervasive.

1

A member firm of Ernst & Young Global Limited

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting practices prescribed or permitted by the Michigan Department of Insurance and Financial Services. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

2

A member firm of Ernst & Young Global Limited

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

May 22, 2025

3

A member firm of Ernst & Young Global Limited

Aspida Life Insurance Company

Statements of Admitted Assets, Liabilities and Capital and Surplus

Years Ended December 31, 2024 and 2023

(in thousands, except number of shares and par value)

	December 31, 2024	December 31, 2023
Admitted Assets
Cash and invested assets:
Bonds	$6,377,111	$2,623,116
Preferred stocks	10,500	—
Common stocks	2,204	1,676
Mortgage loans on real estate	276,836	1,615
Real estate less accumulated depreciation and encumbrances	5,036	4,200
Cash	86,273	49,149
Cash equivalents	495,373	249,134
Short-term investments	4	—
Derivatives	199,407	67,430
Receivables for securities	4	35
Other invested assets	151,158	20,789
Total cash and invested assets	7,603,906	3,017,144

Accrued investment income	78,885	31,168
Other amounts receivable under reinsurance contracts	2,633	12,115
Net deferred tax asset	24,489	18,395
Other non-invested assets	17	259
Separate account assets	1,528	1,774
Total admitted assets	$7,711,458	$3,080,855

See accompanying notes to the statutory-basis financial statements.

4

Aspida Life Insurance Company

Statements of Admitted Assets, Liabilities and Capital and Surplus

Years Ended December 31, 2024 and 2023

(in thousands, except number of shares and par value)

	December 31, 2024	December 31, 2023
Liabilities and Capital and Surplus
Liabilities:
Aggregate reserve for life contracts	$2,927,845	$2,068,747
Liability for deposit-type contracts	8,041	22
Insurance policy benefits, claim reserves	6,730	5,032
Interest maintenance reserve	679	182
Commissions to agents due or accrued-life and annuity contracts	10,658	2,869
General expenses due or accrued	1,597	1,182
Taxes and fees, excluding federal income taxes	1,530	226
Current federal and foreign income taxes	—	15
Amounts withheld or retained by reporting entity as agent or trustee	794	262
Remittances and items not allocated	20,574	15,122
Liability for benefits for employees and agents	626	522
Asset valuation reserve	39,105	10,625
Funds held under reinsurance treaties with unauthorized reinsurers	3,867,938	555,366
Payable to parent, subsidiaries and affiliates	14,869	9,548
Payable for securities	15,260	57,335
Due to reinsurers	230,212	—
Derivative collateral liability	130,422	—
Separate account liabilities	1,528	1,774
Total liabilities	7,278,408	2,728,829

Capital and surplus:
Common stock, $100 par value per share; 25,000 shares authorized, issued and outstanding	2,500	2,500
Paid-in and contributed surplus	566,666	416,666
Unassigned deficit	(136,116)	(67,140)
Total capital and surplus	433,050	352,026
Total liabilities and capital and surplus	$7,711,458	$3,080,855

See accompanying notes to the statutory-basis financial statements.

5

Aspida Life Insurance Company

Statements of Operations

Years Ended December 31, 2024, 2023, and 2022

(in thousands)

	2024	2023	2022
Premiums and other revenues:
Premium and annuity considerations for life contracts	$783,928	$1,447,149	$627,051
Investment income (net of related expenses of $14,211 in
2024, $10,379 in 2023, and $1,092 in 2022)	306,834	109,253	6,212
Amortization of interest maintenance reserve	209	98	—
Commissions and expense allowances on reinsurance ceded	203,491	2,507	—
Modified coinsurance assumed adjustment	24,472	22,119	21,451
Amortization of deferred reinsurance gain	43,526	—	—
Miscellaneous income	1,258	374	31
Total premiums and other revenues	1,363,718	1,581,500	654,745

Benefits and other deductions:
Annuity benefits	28,649	23,714	5,059
Surrender benefits and withdrawals	61,671	21,661	15,591
Interest and adjustments on contract or deposit-type contract funds	(514)	—	—
Total benefits	89,806	45,375	20,650

Commissions and brokerage expense	307,307	134,361	18,950
Increase in aggregate reserves for life contracts	859,098	1,413,077	655,670
Insurance taxes, licenses and fees	5,389	1,319	563
Reinsurance investment credit	137,309	3,339	—
General insurance expenses	42,665	28,876	13,458
Total benefits and other deductions	1,441,574	1,626,347	709,291

Loss from operations before federal and foreign income taxes	(77,856)	(44,847)	(54,546)
Expenses (benefits) for federal and foreign income taxes	—	4,752	(3)
Net loss from operations before net realized investment gains	(77,856)	(49,599)	(54,543)

Net realized investment gains net of tax of $0 in 2024, $0 in 2023, and $0 in 2022	41,174	841	—
Net loss	$(36,682)	$(48,758)	$(54,543)

See accompanying notes to the statutory-basis financial statements.

6

Aspida Life Insurance Company

Statements of Changes in Capital and Surplus
Years Ended December 31, 2024, 2023, and 2022
(in thousands)

	Common Stock	Paid-in and Contributed Surplus	Unassigned Deficit	Total
Balance, December 31, 2021	2,500	19,296	(36)	21,760
Net loss	—	—	(54,543)	(54,543)
Other changes:
Change in net unrealized capital gains (losses)	—	—	(100)	(100)
Change in net deferred income tax	—	—	1	1
Change in nonadmitted assets	—	—	(423)	(423)
Change in asset valuation reserve	—	—	(1,773)	(1,773)
Capital contributions	—	150,000	—	150,000
Balance, December 31, 2022	2,500	169,296	(56,874)	114,922
Net loss	—	—	(48,760)	(48,760)
Other changes:
Change in net unrealized capital gains less capital gains tax of $4,243	—	—	15,960	15,960
Change in net deferred income tax	—	—	25,742	25,742
Change in nonadmitted assets	—	—	(3,209)	(3,209)
Change in asset valuation reserve	—	—	(8,852)	(8,852)
Capital contributions	—	247,370	—	247,370
Deferred reinsurance gain net of amortization	—	—	8,853	8,853
Balance, December 31, 2023	2,500	416,666	(67,140)	352,026
Net loss	—	—	(36,682)	(36,682)
Other changes:
Change in net unrealized capital gains less capital gains tax of $50	—	—	33,547	33,547
Change in net deferred income tax	—	—	8,541	8,541
Change in nonadmitted assets	—	—	(3,216)	(3,216)
Change in asset valuation reserve	—	—	(28,480)	(28,480)
Capital contributions	—	150,000	—	150,000
Deferred reinsurance gain net of amortization	—	—	(8,853)	(8,853)
Ceding unrealized gains and losses on reinsurance transactions	—	—	(33,833)	(33,833)
Balance, December 31, 2024	$2,500	$566,666	$(136,116)	$433,050

See accompanying notes to the statutory-basis financial statements.

7

Aspida Life Insurance Company

Statements of Cash Flows

Years Ended December 31, 2024, 2023, and 2022

(in thousands)

	2024	2023	2022
Cash from operations
Premiums and policy proceeds	$783,928	$1,999,176	$627,051
Net investment income received	246,834	75,868	95
Miscellaneous income	272,747	25,146	21,335
Cash provided by revenues	1,303,509	2,100,190	648,481
Net policy benefits received (paid)	142,107	(40,345)	(17,270)
Net transfers from Separate Accounts	523	217	222
Commissions, general expenses and state taxes paid	(474,205)	(176,494)	(32,820)
Federal and foreign income taxes paid	(15)	(4,658)	—
Cash used in general and other expenses	(331,590)	(221,280)	(49,868)
Net cash from operations	971,919	1,878,910	598,613
Cash from investments
Proceeds from sales and maturities of bonds	618,439	200,298	11,390
Proceeds from sales and maturities of mortgage loans	10,929	—	—
Proceeds from other invested assets	12,840	68	44
Net gains on cash, cash equivalents, and short-term	—	4	—
Miscellaneous proceeds	—	40,910	17,440
Total investment proceeds	642,208	241,280	28,874
Purchase of bonds	(4,358,545)	(2,246,911)	(569,656)
Purchase of stocks	(11,028)	(1,676)	—
Purchase of mortgage loans	(286,621)	(1,616)	—
Purchase of real estate	(1,076)	(1,628)	—
Purchase of other invested assets	(130,022)	(13,211)	(7,058)
Miscellaneous applications	(111,900)	(45,504)	(2,090)
Total investments acquired	(4,899,192)	(2,310,546)	(578,804)
Net cash from investments	(4,256,984)	(2,069,266)	(549,930)
Cash from financing and miscellaneous sources
Capital and paid in surplus, less treasury stock	150,000	245,000	150,000
Net deposits on deposit-type contracts and other insurance	8,019	22	—
Other cash provided	3,410,413	29,218	4,742
Net cash from financing and miscellaneous sources	3,568,432	274,240	154,742

Net change in cash , cash equivalents, and short-term	283,367	83,884	203,425

Cash, cash equivalents, and short-term investments
Beginning of year	298,283	214,399	10,974
End of year	$581,650	$298,283	$214,399

See accompanying notes to the statutory-basis financial statements.

8

Aspida Life Insurance Company

Statements of Cash Flows

Years Ended December 31, 2024, 2023, and 2022

(in thousands)

Supplemental disclosures of cash flow information for non-cash transactions	2024	2023	2022
Contribution of home office building	—	2,370	—
Home office building improvements	—	345	—
Funds withheld premium ceded	3,375,986	552,027	—

See accompanying notes to the statutory-basis financial statements.

9

Aspida Life Insurance Company

Notes to the Statutory-Basis Financial Statements

Years Ended December 31, 2024, 2023, and 2022

(in thousands)

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Organization and Nature of Business

UBS Life Insurance Company USA was acquired in November 2021 by Aspida Holdings Ltd (“AHL”) and the entity’s name was legally changed to Aspida Life Insurance Company (“ALIC” or the “Company”) in all states of operation. The Company is licensed in the District of Columbia and all states except New York. Re-domestication to the State of Michigan from the State of California occurred in April, 2022. The Company is headquartered in Durham, North Carolina.

Effective December 31, 2022, all authorized, issued and outstanding share capital of ALIC was contributed from AHL to Aspida Holdings, LLC (“Holdings LLC”), a holding company organized in Delaware and a separate subsidiary of AHL. Therefore, there was no significant change to the Company’s control structure. The Company’s ultimate parent is Ares Management Corporation (“Ares”).

During 2022, the Company launched its new retail annuity business providing multi-year guaranteed annuities (MYGA) and fixed-indexed annuities (FIA) and during 2023 product sales grew significantly. During 2023, the Company launched and FIA product with an optional addition of a Guaranteed Lifetime Withdrawal Benefit (GLWB) rider. During 2024 and 2023, the Company also continued to maintain variable annuity business previously assumed pursuant to its existing modified coinsurance treaties at the time of acquisition by AHL. The Company’s own variable annuity products were not actively marketed in 2024, 2023, or 2022 and the Company has no intention at this time to resume their sale.

Basis of Presentation

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The accompanying financial statements have been prepared in conformity with the statutory accounting practices prescribed or permitted by the Michigan Department of Insurance and Financial Services (“MiDIFS”). The State of Michigan has adopted the National Association of Insurance Commissioners’ (“NAIC”) Accounting Practices and Procedures Manual (“SAP”). These practices differ from accounting principles generally accepted in the United States of America (“GAAP”).

The effects on the statutory-basis financial statements of the variances between SAP and GAAP, although not reasonably determinable, are presumed to be material. See Note 1 Accounting Practices for further information on accounting practices differences between MiDIFS prescribed or permitted practices and the NAIC SAP in 2024, 2023, and 2022.

The more significant differences between SAP and GAAP are as follows:

1)	Fixed maturity securities: Investments in bonds and redeemable preferred stocks are reported at amortized cost or fair value based on their rating by the NAIC; GAAP requires investments in bonds to be classified as held to maturity, trading, or available for sale. Held to maturity securities are carried at amortized cost, trading securities are carried at fair value with the changes in fair value included in the Statement of Operations, and available-for-sale securities are carried at fair value with the changes in fair value reflected as a separate component of other comprehensive income.

2)	Impairment: Securities deemed to be other-than-temporarily impaired are written down to fair value, whereas under GAAP, available-for-sale securities with a fair value that has declined below amortized cost are evaluated to determine how the decline in fair value should be recognized. If it

10

Aspida Life Insurance Company

Notes to the Statutory-Basis Financial Statements

Years Ended December 31, 2024, 2023, and 2022

(in thousands)

Note 1. Nature of Operations and Summary of Significant Accounting Policies (continued)

is determined, based on the facts and circumstances related to the specific security, that the holder intends to sell a security or it is more likely than not that the holder would be required to sell a security before the recovery of its amortized cost, any existing allowance for credit losses is reversed and the amortized cost of the security is written down to fair value. If neither of these conditions exist, the holder evaluates whether the decline in fair value has resulted from a credit loss or other factors. If the decline in fair value resulted from a credit loss, the cost basis is not reduced but rather a valuation allowance is established and is remeasured each period for the passage of time, any change in expected cash flows, and changes in the fair value of the security.

3)	Mortgage loans: Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are established for the expected credit losses at the time of purchase and represent the portion of the asset’s amortized cost basis the Company does not expect to collect due to credit losses over the asset’s contractual life. Expected credit losses considers past events, current conditions, and reasonable and supportable forecasts of future economic conditions or macroeconomic forecasts.

4)	Real estate: Investments in real estate are reported net of related obligations rather than on a gross basis as under GAAP. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses for statutory reporting include rent for the Company’s occupancy of those properties.

5)	Derivatives: Embedded derivatives are not accounted for separately from the host contract. Under GAAP, all derivatives are reported on the balance sheets at fair value and an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risks of the host contract is accounted for separately from the host contract and valued and reported at fair value. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge, or that meet the required criteria but the Company has chosen not to apply hedge accounting, are accounted for at fair value and the changes in the fair value are recorded as unrealized gains or unrealized losses directly to surplus rather than to income as required under GAAP.

6)	Other invested assets: Changes in value of certain other long term investments accounted for under the equity method of accounting are recorded as unrealized gains and losses as a component of surplus. Under GAAP, such changes are recorded through earnings.

7)	Annuity policies: SSAP 51 classifies contracts that have any mortality or morbidity risk, regardless of significance, as insurance contracts. Revenues consist of the entire premium received, and benefits incurred represent the total of surrender and death benefits paid and the change in policy reserves. Long duration insurance policies without significant mortality or morbidity risk are classified as investment contracts and are accounted for using a deposit method under GAAP. Premiums received are recorded directly to an appropriate policy reserve account, without recognizing premium income or benefits paid.

8)	Statements of cash flows: Cash, cash equivalents, and short-term investments in the statements of cash flows – statutory basis represent cash balances and investments with initial maturities of three months or less or remaining maturities of one year or less at the date of acquisition. Under

11

Aspida Life Insurance Company

Notes to the Statutory-Basis Financial Statements

Years Ended December 31, 2024, 2023, and 2022

(in thousands)

Note 1. Nature of Operations and Summary of Significant Accounting Policies (continued)

GAAP, the corresponding caption of cash, cash equivalents, and short-term investments include cash balances and investments with initial maturities of three months or less.

9)	Policy acquisition costs: The costs of acquiring and renewing business are expensed as incurred. Under GAAP, acquisition costs directly related to successful acquisition of new or renewal contracts are capitalized and amortized over the life of the contracts.

10)	Nonadmitted Assets: Certain assets designated as “nonadmitted” assets (principally prepaid expenses, certain deferred income tax assets and other assets not specifically identified as an admitted asset within the NAIC Accounting Practices and Procedures Manual) are excluded from the Statements of Admitted Assets, Liabilities and Capital and Surplus, and are charged directly to surplus. Under GAAP, there is no concept of nonadmitted assets.

11)	Reinsurance: A provision is made for statutory liabilities with respect to insurance policy and claim reserves reinsured with an unauthorized reinsurer to the extent that reinsurance balances are not collateralized. Changes to those amounts are credited or charged directly to unassigned funds. For GAAP, an allowance is recorded through income for amounts deemed uncollectible. A liability for reinsurance balances is provided for unsecured policy reserves ceded to reinsurers not authorized by the MiDIFS to assume such business. Changes to those amounts are credited or charged to unassigned surplus. Under GAAP, an allowance for expected credit losses is established through a charge to earnings with subsequent changes to expected credit losses recognized as an adjustment to that allowance through a charge to earnings. The Company defers the after-tax portion of upfront ceding commissions on block reinsurance treaties as a write-in to special surplus funds in the Capital and Surplus Account and amortizes that surplus into the Summary of Operations as earnings emerge from the business reinsured. Under GAAP, the upfront ceding commission is recognized immediately.

The Statement of Admitted Assets, Liabilities and Capital and Surplus is reported net of reinsurance activity; GAAP requires gross presentation.

12)	Funds Withheld Liability: The Company maintains a funds withheld reinsurance liability equal to the statutory carrying value of the assets segregated to support certain reinsurance agreements. For GAAP purposes, the funds withheld reinsurance liability contains an embedded derivative in which the change in fair value of the derivative is bifurcated from funds withheld into earnings based upon the change in the fair value of the underlying segregated assets.

13)	Deferred Income Taxes: Deferred tax assets are limited to: 1) the amount of capital gains taxes paid in prior years that can be recovered through capital loss carrybacks for existing temporary differences that reverse during a time frame corresponding with Internal Revenue Service (IRS) tax loss carryback provisions, not to exceed three years, plus 2) the lesser of the amount of the remaining gross deferred tax assets expected to be realized within three years of the balance sheet date or 15% of adjusted capital and surplus excluding any net deferred income tax assets, electronic data processing equipment and operating software and any net positive goodwill, plus 3) the amount of remaining gross deferred tax assets that can be offset against existing gross deferred tax liabilities after considering the character (i.e. ordinary versus capital) of the deferred tax assets and liabilities. The remaining deferred tax assets are nonadmitted. Deferred taxes do not include amounts for state taxes. Under GAAP, state taxes are included in the computation of deferred taxes, a deferred tax asset is recorded for the amount of gross deferred tax assets expected to be realized in future years, and a valuation allowance is established for deferred tax assets not realizable.

12

Aspida Life Insurance Company

Notes to the Statutory-Basis Financial Statements

Years Ended December 31, 2024, 2023, and 2022

(in thousands)

Note 1. Nature of Operations and Summary of Significant Accounting Policies (continued)

Provision for current federal income tax is included in the Statutory Statement of Operations while the provision for deferred income taxes is reported directly to surplus. For GAAP, current and deferred taxes are generally reported in the Statement of Operations.

14)	Asset Valuation Reserve (“AVR”): The AVR provides a valuation allowance for invested assets and is determined by an NAIC prescribed formula with changes reflected directly in surplus. Under GAAP, there is no concept of AVR.

15)	Interest Maintenance Reserve (“IMR”): Predominately all realized capital gains and losses related to interest rate movements are deferred as an Interest Maintenance Reserve, and amortized into investment income over the approximate remaining maturity of the investment sold. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. For GAAP, no such liability exists and realized capital gains and losses would be reported in the statements of operations on a pretax basis in the period that the assets giving rise to the gains or losses are sold.

16)	Comprehensive Income: Comprehensive income, and its components, is a GAAP concept and is not computed for statutory-basis financial statement presentation.

17)	Benefit Reserves: Certain policy reserves are calculated based on prescribed interest and mortality rather than on estimated expected experience or actual account balances as would be required under GAAP. Under GAAP policy reserves for fixed index annuities are equal to the sum of the fair value of the embedded derivatives of the index options, the host (or guaranteed) components of the index account, and the fixed account accumulated with interest and without reduction for potential surrender charges, plus the benefit reserves.

Other significant accounting policies follow:

Investments

Bonds not backed by other loans are reported at amortized cost, except for those with an NAIC designation of 6, which are reported at the lower of amortized cost or fair value. Fair values are based on prices provided by a third-party commercial pricing service.

Amortization of bond premium and accretion of bond discounts are calculated using the modified scientific method. Income from investments, including amortization of premium, accrual of discount and similar items, is recorded within net investment income, unless otherwise stated herein.

The Company holds investments in commercial mortgage-backed securities (“CMBS”), residential mortgage-backed securities (“RMBS”) and other asset-backed securities (“ABS”). Loan-backed and structured securities are valued at amortized cost using the interest method including anticipated prepayments, except for those with an NAIC rating of 6, which are reported at the lower of amortized cost or fair value. Prepayment assumptions are obtained from the Company’s asset manager and are based on the current interest rate and economic environment. Amortization of bond premium and accretion of bond discounts are calculated using the modified scientific method. Changes to estimated cash flows on the securities are accounted for using the prospective method.

Redeemable preferred stocks are stated at amortized cost, except for those with an NAIC rating of 6, which are reported at the lower of amortized cost or fair value. Perpetual preferred stocks are stated at fair value, not to exceed any currently effective price.

13

Aspida Life Insurance Company

Notes to the Statutory-Basis Financial Statements

Years Ended December 31, 2024, 2023, and 2022

(in thousands)

Note 1. Nature of Operations and Summary of Significant Accounting Policies (continued)

During the year ended December 31, 2023, the Company became a member of the Federal Home Loan Bank ("FHLB") of Atlanta. Members are required to purchase and hold a minimum amount of FHLB capital stock, plus additional stock based on outstanding advances. The Company had no outstanding advances as of December 31, 2024.

The Company acquired residential mortgage loans (“RMLs”) with interest rates ranging from 4.18% to 10.09% during the year ended December 31, 2024. The maximum percentage of any one loan to the value of security at the time of the loan was 111.52%. The Company’s mortgage loan portfolio is stated at unpaid principal balances, net of unamortized discounts and premiums, impairments, and any allowance for loan losses. No mortgage loans were impaired or required an allowance for loan losses at December 31, 2024.

Effective March 31, 2023, Aspida Holdings, LLC contributed to the Company its home office building, located in Durham, North Carolina, that houses the employees of Aspida Financial Services, LLC, who manage the Company's operations. The property was valued at $8,914 at the date of acquisition, less encumbrances of $6,545 for a net carrying value of $2,370. As of December 31, 2024, the total accumulated depreciation on the property is $382 and the total encumbrances of the property are $5,966. Depreciation is calculated on a straight line basis for the building. During the year ended December 31, 2023, the Company made capital improvements to the building valued at $1,731. Of this capital improvement amount, $345 was paid by Ares Insurance Solutions LLC, an affiliate that subleases space within the building from Aspida Financial Services, LLC, the primary tenant of the building. During the year ended December 31, 2024, the Company made capital improvements to the building valued at $739.

Short-term investments include investments with remaining maturities of one year or less at the time of acquisition (excluding those investments classified as cash equivalents as defined below) and are principally stated at amortized cost. Short-term investments include bonds and money market instruments.

Cash equivalents are short-term highly liquid investments with an original or remaining maturity of three months or less at the date of purchase and are principally stated at amortized cost.

Other invested assets are comprised of investments in partnership interests. Partnership interests are accounted for under the equity method of accounting under which the carrying value of the related partnership interest is based on the Company’s proportional share of the GAAP equity of the partnership. Any difference between the cost basis and carrying value of the partnership interest is reflected in surplus.

Investment securities are evaluated for other-than-temporary impairment (“OTTI”), and are written down to fair value, as a realized loss, if determined to be OTTI. An other than temporary loss is recognized in net income when it is anticipated that the amortized cost will not be recovered. Factors considered in evaluating whether a decline in value is other than temporary include: (1) whether the decline is substantial; (2) the duration that the fair value has been less than cost; (3) the financial condition and near-term prospects of the issuer; and (4) the Company’s ability and intent to retain the investment for the period of time sufficient to allow for an anticipated recovery in value. When a bond other than loan-backed and structured securities is deemed other-than-temporarily impaired, the difference between the investments’ amortized cost and its fair value is recognized as a realized loss. For loan-backed and structured securities, the entire difference between the security’s amortized cost and its fair value is recognized in net income only when the Company (a) has the intent to sell the security or (b) it does not have the intent and ability to hold the security to recovery. If neither of these two conditions exists, a realized loss is recognized in net income for the difference between the amortized cost basis of the security and the net present value of projected future cash flows expected to be collected. The net

14

Aspida Life Insurance Company

Notes to the Statutory-Basis Financial Statements

Years Ended December 31, 2024, 2023, and 2022

(in thousands)

Note 1. Nature of Operations and Summary of Significant Accounting Policies (continued)

present value is calculated by discounting the Company’s best estimate of projected future cash flows at the effective interest rate implicit in the loan-backed or structured security prior to impairment.

The new cost basis of an other-than-temporary impaired security is not adjusted for subsequent increases in estimated fair value. In periods after the recognition of an other than temporary impairment, the impaired loan-backed or structured security is accounted for as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis may be accreted (or amortized) into net investment income in future periods based on prospective changes in cash flow estimates, to reflect adjustments to the effective yield.

Realized gains and losses on the sale of investments are determined on a specific identification method. Purchases and sales are generally recorded on a trade date basis, except for bank loans and private placements which are recorded on a settlement date basis.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default. Income is also not accrued when collection is uncertain. In addition, accrued interest is excluded from interest income when payment exceeds 90 days past due.

There are two types of investment reserves under NAIC SAP: the AVR and the IMR. The AVR is a required reserve to cover investment credit risk. AVR has two major components, each of which has two sub-components dealing with additional investment risk. The first major component is called the “Default Component” – its two sub-components are (1) bonds, preferred stock and short-term investments, and (2) mortgage loans. The second major component is called the “Equity Component” – its two sub-components are comprised of (1) common stocks and (2) real estate and other invested assets. Annual provisions are required based on the statement values prescribed by the NAIC. Voluntary additions are permitted within certain limits. Changes to the AVR are charged or credited directly to surplus, with exception of these changes due to other than temporary impairments which are charged to the Statements of Operations.

The IMR is designed to reduce the fluctuations of surplus resulting from sales of fixed maturity securities prior to maturity. Predominately all realized capital gains and losses related to interest rate movements are deferred and amortized into investment income over the approximate remaining maturity of the investment sold. The Company uses the group method of amortization for all interest related gains and losses arising from the sale of invested assets. If the balance of the IMR is negative, an amount of up to 10% of the Company’s adjusted general account capital and surplus of the most recently filed statutory balance sheet can be admitted. Any excess over this amount must be nonadmitted and charged against surplus.

Changes in nonadmitted asset carrying amounts are recorded directly to surplus.

Derivatives

The Company utilizes over-the-counter bilateral non-cleared call options to hedge against certain equity-indexed liabilities. The options compensate the Company for market appreciation over the strike price, and hedge or offset certain insurance obligations that also increase when market appreciation exceeds a minimum level.

The Company's derivatives are carried at fair value, with changes in fair value included in change in net unrealized capital gains (losses). At December 31, 2024 and 2023, the net unrealized gain/(loss) on derivatives was $20,409 and $19,491, respectively. As a derivative matures or is sold, any associated amounts recorded as unrealized would be immediately recognized as a realized gain/(loss) in the Statement of Operations. At December 31, 2024, 2023, and 2022 the net realized gain/(loss) on derivatives was $40,983, $1,837, and $0, respectively. The Company is exposed to credit-related risk in the event of nonperformance by counterparties to derivative contracts, but it does not expect any counterparties to fail to meet their obligations given high credit

15

Aspida Life Insurance Company

Notes to the Statutory-Basis Financial Statements

Years Ended December 31, 2024, 2023, and 2022

(in thousands)

Note 1. Nature of Operations and Summary of Significant Accounting Policies (continued)

ratings. Credit exposure of the Company's option portfolio is represented by the fair value of the portfolio. Cash requirements for derivatives activities are limited to payments on options.

The Company does not designate hedge accounting on its derivatives.

Premiums and Annuity Considerations

Revenues for policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received. These revenues are recognized when due. Benefits incurred represent the total of surrender and death benefits paid and the change in policy reserves.

Insurance Policy and Claim Reserves

Policy reserves for annuity contracts are developed using a prescribed actuarial method - the Commissioner’s Annuity Reserve Valuation Method (“CARVM”). Reserves meet the minimum requirements of the insurance laws and regulations of the state of domicile.

The Company has insurance policy reserves attributable to variable annuities. The majority of the policy reserves are from reinsurance treaties, where the guaranteed minimum death benefit (“GMDB”) rider was retained by the cedant. The account value reserves for these policies are held in the separate account.

There is a small cohort of direct business whose account value reserves are held in the separate account. For the direct business there is a GMDB rider that is out of the money and has been reinsured to a third party.

There is a single life contingent payout annuity policy with a small benefit amount, the reserve is calculated using the 1983 Individual Annuity Mortality table and a valuation interest rate of 5.50%.

Remittances and Items not Allocated

The Company receives cash for investment in its annuity products. Cash received must be matched to a corresponding policy for revenue to be recognized. Items not allocated represent cash receipts not yet matched to a policy.

Reinsurance

The Company enters into reinsurance agreements with affiliated and unaffiliated insurers in the normal course of business to limit its insurance risk. Premium income, benefits to policyholders and policyholders’ reserves are reported net of reinsurance. Premium, benefits, and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. The Company records a receivable for reinsured benefits paid, but not yet reimbursed by the reinsurer and reduces policyholders’ reserves for the portion of insurance liabilities that are reinsured. Commissions and expense allowances on reinsurance ceded, modified coinsurance (“Modco”) adjustments and funds withheld (“FWH”) adjustments on reinsurance ceded are recorded as revenue. The Company remains obligated for amounts ceded in the event that the reinsurers do not meet their obligations.

A liability is provided for unsecured policy reserves on reinsurance ceded to companies not authorized to assume business in the State of Michigan. Changes in this liability are reported directly in unassigned surplus. See Note 5.

Federal Income Taxes

Aspida Life Insurance Company’s return is filed on a standalone basis and is not consolidated with any other entities. Thus, no tax sharing agreement is in place for federal income taxes. Federal income taxes are recorded as an expense as incurred. Deferred federal income taxes are provided for differences between the

16

Aspida Life Insurance Company

Notes to the Statutory-Basis Financial Statements

Years Ended December 31, 2024, 2023, and 2022

(in thousands)

Note 1. Nature of Operations and Summary of Significant Accounting Policies (continued)

financial statement amounts and the tax basis of assets and liabilities subject to various limitations. Deferred federal income tax assets (“DTA”s) and deferred federal income tax liabilities (“DTL”s) are recognized for expected future tax consequences of temporary differences between statutory and taxable income. Temporary differences are identified and measured using a balance sheet approach whereby statutory and tax balance sheets are compared. Changes in DTAs and DTLs are recognized as a separate component of surplus (except for the net deferred tax asset related to unrealized gains, which is included in unrealized gains and losses). Net DTAs are admitted to the extent permissible under NAIC SAP. Gross DTAs are reduced by a statutory valuation allowance, if any, if it is more likely than not that some portion or all of the gross DTA will not be realized.

The Company is required to establish a tax loss contingency if it is more likely than not that a tax position will not be sustained. The amount of the contingency reserve is management’s best estimate of the amount of the original tax benefit that could be reversed upon audit, unless the best estimate is greater than 50% of the original tax benefit, in which case the reserve is equal to the entire tax benefit.

Under SSAP 101- Income Taxes The Company is allowed to use a reversal period that corresponds to the tax loss carry back provisions of the Internal Revenue Code. Under the second part of the admissibility test, the reversal period and surplus limitation parameters are generally determined upon risk-based capital levels. The third part of the admissibility test adds a requirement that the Company shall consider the reversal patterns of deferred tax liabilities. In addition, disclosure requirements have been modified and expanded.

Fair Value Hierarchy

The Company’s estimates of fair value for financial assets are based on the inputs used in valuation, giving the highest priority to quoted prices in active markets, and require that observable inputs be used in the valuations when available. The disclosure of fair value estimates in the fair value accounting guidance hierarchy is based on whether the significant inputs into the valuation are observable. In determining the level of the hierarchy in which the estimate is disclosed, the highest priority is given to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs that reflect the Company’s significant market assumptions.

Risk Based Capital

The Company is subject to life/health risk-based capital (“RBC”) requirements promulgated by the NAIC. The RBC standards establish a method of measuring the minimum amount of capital that is appropriate for an insurance company to hold to support its business operations based upon its underlying risk profile. Minimum capital requirements are determined, in general, by applying prescribed risk weightings to the corresponding elements of risk contained within the insurance entity. In most instances, risk charges are calculated through application of risk factors to various financial statement values that have been recorded elsewhere on the financial statement. Capital requirements are first calculated on a pre-tax basis for each individual risk component, which includes asset risk, insurance risk, interest rate risk, and business risk, and then tax effected. The after-tax capital requirements for each risk buckets are then aggregated using the prescribed risk based capital formula, which reflects a potential allowance for diversification of risks, to arrive at the Company’s total minimum risk based capital requirement.

If the Company’s RBC ratio, defined as the ratio of its total adjusted capital to its authorized control level RBC, breaches predefined trigger points, regulatory and/or company action is required based on the threshold that has been breached. These thresholds are designed to reduce the risk of insolvency by identifying potential capital issues early on so that they can be addressed. At December 31, 2024 and December 31, 2023, the Company’s capital levels exceeded all RBC action levels. As such, neither company nor regulatory action was required.

17

Aspida Life Insurance Company

Notes to the Statutory-Basis Financial Statements

Years Ended December 31, 2024, 2023, and 2022

(in thousands)

Note 1. Nature of Operations and Summary of Significant Accounting Policies (continued)

Separate Accounts

Separate accounts held by the Company relate to individual variable annuities of a non-guaranteed return nature. The net investment experience of the separate account is credited directly to the policyholder and can be positive or negative. This variable annuity product provides an incidental death benefit that is adjusted every five years to the current account value. The assets are carried at fair value and the liabilities are equal to the assets. The minimum guaranteed death benefit reserve is held in Exhibit 5, Miscellaneous Reserves Section, of the Company’s general account annual statement and is zero at December 31, 2024 and December 31, 2023. The only separate and variable account product type in force with the Company is non-guaranteed separate account business. The separate account assets are legally segregated and are not subject to claims which may arise from any other business of the Company.

Use of Estimates

The preparation of financial statements in conformity with statutory accounting principles prescribed by MiDIFS and NAIC SAP requires management to make estimates and assumptions that affect the reported and disclosed amounts of admitted assets and liabilities at the date of the statutory financial statements and the reported amounts of revenues, losses, and expenses during the reporting period. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Reclassifications

Certain prior year amounts have been reclassified in the Statements of Operations to conform to current year presentation. Such reclassifications had no impact on net loss or total capital and surplus.

Accounting Practices

MiDIFS recognizes only statutory accounting practices prescribed or permitted by itself for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under the Michigan Insurance Law. The NAIC Accounting Practices and Procedures manual ("the Manual") has been adopted as a component of prescribed or permitted practices by the State of Michigan. The MiDIFS has adopted certain prescribed accounting practices that differ from those defined in the Manual. Specifically for the Company, Actuarial Guideline XXXV (“Actuarial Guideline 35” or "AG-35") was adopted by the NAIC in December 1998. The purpose of AG-35 is to interpret the standards for the valuation of statutory reserves for fixed index annuities. NAIC SAP requires application of AG-35 for all fixed index annuities issued after December 31, 2000. Michigan law prescribes the valuation of fixed index annuities without consideration of AG-35. As a result, AG-35 is not reflected in the Company’s financial statements as of December 31, 2024, 2023, and 2022 resulting in a difference between net income on a Company state basis and on an NAIC SAP basis of $19,978, $36,763, and $1,260 and resulting in a difference between surplus on a Company state basis and on an NAIC SAP basis of $88,484, $38,024, and $1,260 respectively.

18

Aspida Life Insurance Company

Notes to the Statutory-Basis Financial Statements

Years Ended December 31, 2024, 2023, and 2022

(in thousands)

Note 2. Investments

The carrying value and estimated fair value of investments principally held at amortized cost at December 31, 2024 and 2023 are summarized as follows:

	2024
		Gross	Gross
		unrealized	unrealized
	Carrying value	gains	losses	Fair value
U.S. government	$24,720	$11	$(921)	$23,810
Industrial and miscellaneous	3,051,010	28,983	(50,847)	3,029,146
ABS	1,447,258	18,720	(3,670)	1,462,308
CMBS	722,068	11,540	(1,192)	732,416
RMBS	889,588	9,163	(6,047)	892,704
Parent, subsidiaries and affiliates	68,852	325	(928)	68,249
Unaffiliated bank loans	173,615	1,730	(4)	175,341
Total bonds	$6,377,111	$70,472	$(63,609)	$6,383,974
Preferred stocks	$10,500	$155	$—	$10,655
Short-term investments	$4	$—	$—	$4

	2023
	Carrying value	Gross unrealized gains	Gross unrealized losses	Fair value
U.S. government	$8,824	$—	$(61)	$8,763
Industrial and miscellaneous	1,147,210	33,549	(1,539)	1,179,220
ABS	757,127	11,780	(905)	768,002
CMBS	287,435	3,168	(1,083)	289,520
RMBS	343,597	5,009	(203)	348,403
Parent, subsidiaries and affiliates	13,881	236	—	14,117
Unaffiliated bank loans	65,042	575	(54)	65,563
Total bonds	$2,623,116	$54,317	$(3,845)	$2,673,588

19

Aspida Life Insurance Company

Notes to the Statutory-Basis Financial Statements
Years Ended December 31, 2024, 2023, and 2022
(in thousands)

Note 2. Investments (continued)

The following tables show gross unrealized losses and fair value for investments which other-than temporary declines in value have not been recognized in the current period, aggregated by investment category and length of time the individual securities have been in a continuous unrealized loss position:

	December 31, 2024
	Less than or equal to 12 months		Greater than 12 months		Total
Description of securities	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
U.S. government	$21,998	$(921)	$—	$—	$21,998	$(921)
Industrial and miscellaneous	1,806,989	(49,077)	11,753	(1,770)	1,818,742	(50,847)
ABS	195,189	(3,670)	—	—	195,189	(3,670)
CMBS	99,977	(1,192)	—	—	99,977	(1,192)
RMBS	371,427	(6,047)	—	—	371,427	(6,047)
Parent, subsidiaries and affiliates	46,197	(928)	—	—	46,197	(928)
Unaffiliated bank loans	1,809	(4)	—	—	1,809	(4)
Total temporary impaired securities	$2,543,586	$(61,839)	$11,753	$(1,770)	$2,555,339	$(63,609)

	December 31, 2023
	Less than or equal to 12 months		Greater than 12 months		Total
Description of securities	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
U.S. government	$—	$—	$8,824	$(61)	$8,824	$(61)
Industrial and miscellaneous	188,953	(1,478)	11,843	(61)	200,796	(1,539)
ABS	110,463	(650)	17,575	(255)	128,038	(905)
CMBS	56,043	(854)	17,519	(229)	73,562	(1,083)
RMBS	31,547	(203)	—	—	31,547	(203)
Unaffiliated bank loans	26,429	(54)	—	—	26,429	(54)
Total temporary impaired securities	$413,435	$(3,239)	$55,761	$(606)	$469,196	$(3,845)

Included in the above tables are 1,580 securities from 50 issuers at December 31, 2024 and 257 securities from 29 issuers at December 31, 2023. The unrealized losses are primarily attributable to changes in market interest rates since acquisition.

The Company analyzes, on a quarterly basis, all positions that have declined below amortized cost. The Company considered market conditions, industry characteristics, and the fundamental operating results of the issuer to determine if declines in value are due to changes in interest rates, changes relating to a decline in credit quality or other issues affecting the investment.

20

Aspida Life Insurance Company

Notes to the Statutory-Basis Financial Statements
Years Ended December 31, 2024, 2023, and 2022
(in thousands)

Note 2. Investments (continued)

OTTI of $0 and $1,191 was recognized during the years ended December 31, 2024 or 2023, respectively. Unrealized losses on individual securities are the result of normal price fluctuations due to market conditions, and are not an indication of other-than-temporary impairment. Market conditions include interest rate fluctuations, credit spreads, and supply and demand. An analysis of relevant qualitative considerations was completed in reaching the conclusion that impairments are not other-than-temporary, including the intent and ability to hold investments for a period of time sufficient to allow for a recovery in value. This determination is made in conjunction with the impairment criteria prescribed by NAIC standards.

A summary of the carrying value and estimated fair value of the Company’s investment in bonds at December 31, 2024, by contractual maturity, is as follows:

	Carrying Value	Fair value
Due in one year or less	$28,990	$29,228
Due after one year through five years	841,304	849,752
Due after five years through ten years	1,312,311	1,306,164
Due after ten years	1,066,740	1,043,153
RMBS	889,588	892,704
CMBS	722,068	732,416
ABS	1,516,110	1,530,557
Total bonds	$6,377,111	$6,383,974

The actual maturities may differ from the contractual maturities in the foregoing table because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

The Company has no investments rated as self-designated 5* securities for the years ended December 31, 2024 or 2023.

The Company has no significant concentration of investments by issuer. In consideration of geographic location, $5,484,255 of the Company’s investment in bonds are held with issuers in the United States, representing 86.00% of the Company’s total investment in bonds. $3,051,010 of the Company's investments in bonds relate to the industrial and miscellaneous industry, accounting for 47.84% of the total bonds balance. $1,516,110 of the Company’s investments in bonds relate to asset-backed securities, accounting for 23.77% of the total bonds balance. Of the asset backed securities, $68,852 relates to amounts invested with affiliates.

21

Aspida Life Insurance Company

Notes to the Statutory-Basis Financial Statements
Years Ended December 31, 2024, 2023, and 2022
(in thousands)

Note 2. Investments (continued)

Investment income for the years ended December 31, 2024, 2023, and 2022 was as follows:

	2024	2023	2022
Bonds	$309,769	$116,305	$7,173
Cash, cash equivalents, and short-term investments	—	2,233	31
Common stock	120	—	—
Mortgage loans	7,883	5	—
Real estate	1,013	740	—
Other	2,260	349	100
Gross investment income	$321,045	$119,632	$7,304
Less: Investment expenses	(14,211)	(10,379)	(1,092)
Net investment income	$306,834	$109,253	$6,212

Due and accrued income on amounts over 90 days past due is excluded from investment income. There were no amounts of due and accrued income excluded from investment income as of December 31, 2024 and 2023.

The Company disposed of 1 security with callable features which generated prepayment fee income of $474 during the year ended December 31, 2023. The Company did not dispose of any securities that generated prepayment fee income during the years ended December 31, 2024 or 2022.

Proceeds from sales of bonds were $618,439, $200,772, and $11,390 for the years ended December 31, 2024, 2023, and 2022, respectively. Such sales generated net realized gains of $965, $470, and $0 for the years ended December 31, 2024, 2023, and 2022, respectively.

In connection with certain state regulatory requirements, the Company has placed on deposit with various states investments with carrying value of approximately $26,727 and $15,436 at December 31, 2024 and 2023, respectively. The amounts are included in bonds and represent 0.35% and 0.50% of admitted assets in 2024 and 2023, respectively.

The Company held $2,204 and $1,676 of Membership Stock - Class B in the FHLB of Atlanta as of December 31, 2024 and December 31, 2023, respectively. None of the stock is eligible for redemption or is held for collateral. The Company does not have any borrowings from the FHLB as of December 31, 2024.

During the year ended December 31, 2024, the Company acquired RMLs with interest rates ranging from 4.18% to 10.09%. Of the RMLs acquired during 2024, the maximum percentage of any one loan to the value at the time of the loan was 111.52%. Carrying value of RMLs at December 31, 2024 was $276,836. These loans primarily consist of first-lien mortgages secured by residential properties across various geographic regions. The distribution of RMLs by state with highest to lowest concentration are reflected in the following table:

22

Aspida Life Insurance Company

Notes to the Statutory-Basis Financial Statements
Years Ended December 31, 2024, 2023, and 2022
(in thousands)

Note 2. Investments (continued)

	December 31, 2024		December 31, 2023
	Carrying value	Percent of total	Carrying value	Percent of total
United States
FL	$53,927	19.5%	$319	19.7%
CA	42,077	15.2%	—	—%
NY	21,138	7.6%	—	—%
TX	20,210	7.3%	—	—%
NC	14,023	5.1%	—	—%
Other	125,461	45.3%	1,296	80.3%
Total RMLs	$276,836	100.0%	$1,615	100.0%

Residential mortgage loans have a primary credit quality indicator of either a performing or non-performing loan. As of December 31, 2024 and 2023, there were no residential mortgage loans that were 90 days or more past due or in nonaccrual status. There were no charge-offs recorded for the year ended December 31, 2024 and 2023.

Assets pledged to others as collateral or otherwise restricted by the Company are as follows:

	December 31, 2024
		General
		Account		Percentage of
	Total General	Supporting	Percentage of	Admitted
	Account	Separate	Total Assets	Assets
FHLB capital stock	$2,204	$—	—%	—%
On deposit with states	26,727	—	0.3%	0.3%
Pledged as collateral not captured in other categories	11,001	—	0.1%	0.1%
Total restricted assets	$39,932	$—	0.4%	0.4%

	December 31, 2023
		General
		Account		Percentage of
	Total General	Supporting	Percentage of	Admitted
	Account	Separate	Total Assets	Assets
FHLB capital stock	$1,676	$—	0.1%	0.1%
On deposit with states	15,436	—	0.5%	0.5%
Pledged as collateral not captured in other categories	10,503	—	0.3%	0.3%
Total restricted assets	$27,615	$—	0.9%	0.9%

23

Aspida Life Insurance Company

Notes to the Statutory-Basis Financial Statements
Years Ended December 31, 2024, 2023, and 2022
(in thousands)

Note 3. Derivatives

The Company utilizes derivative instruments comprised of over-the-counter bilateral non-cleared call options to hedge against certain equity indexed liabilities. Upon exercise, the Company will receive the fair value of the call option.

At December 31, 2024, the derivatives had a notional value of $5,938,628 and a fair value of $199,407. At December 31, 2023, the derivatives had a notional value of $1,570,964 and a fair value of $67,430.

The Company is exposed to credit-related risk in the event of non-performance by counterparties to derivative contracts, but it does not expect any counterparties to fail to meet their obligations given high credit ratings. Credit exposure of the Company’s option portfolio is represented by the fair value of the portfolio, less collateral received. The Company had $130,422 and $0 of cash and cash equivalents collateral as of December 31, 2024 and December 31, 2023, respectively. The Company also had U.S. Treasury securities held by third party custodians with a fair value of $39,464 and $0 as of December 31, 2024 and December 31, 2023, respectively.

Note 4. Fair Value Information

Included in the financial statements are certain financial instruments carried at fair value. Other financial instruments are periodically measured at fair value, such as certain bonds carried at the lower of cost or fair value. The fair value of an asset and a liability is the amount at which that asset could be bought or sold and the liability could be transferred in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

Determination of Fair Value

The following methods and assumptions were used by the Company in estimating fair value for financial instruments in the accompanying financial statements and notes thereto:

Bonds and preferred stocks: When available, the fair value of bonds and preferred stocks are based on quoted prices in active markets. Generally, these investments are classified as Level 1. The Company obtains the fair value for marketable, public bonds without an active market from the Company's investment manager. The investment manager determines fair values from independent pricing services, broker-dealer quotes, or internally derived estimates. Pricing sources incorporate a variety of market observable information, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers, and other reference data. The significant inputs to these methodologies are inputs that are observable in the market, or can be derived from observable market data. Generally, these investments are classified as Level 2. If the Company cannot value a public bond using methods above, the Company obtains broker quotes or utilizes internally-developed models, and classifies these securities as Level 3. The Company obtains the fair value for privately placed bonds from the Company's investment manager. The investment manager determines fair values based on the credit quality and duration of comparable marketable securities, which may be securities of another issuer. In some instances, pricing models may be utilized. Pricing models may consider risk-free interest rates, corporate spreads, credit quality of the issuer and cash flow characteristics of the security. Privately placed bonds are classified as Level 2 or Level 3.

Common stocks: The Company's common stocks are comprised of FHLB common shares, which are classified as Level 2. The fair value of the FHLB common stock is set equal to its cost, which represents the price at which the FHLB will repurchase the stock. The Company is required to maintain an investment in FHLB common stock based upon the level of transactions with the FHLB.

Mortgage loans: Mortgage loans on real estate are classified as Level 3. Fair value is established based on discounted cash flow analyses and rates being offered for similar loans to borrowers with similar credit ratings.

24

Aspida Life Insurance Company

Notes to the Statutory-Basis Financial Statements
Years Ended December 31, 2024, 2023, and 2022
(in thousands)

Note 4. Fair Value Information (continued)

Cash, cash equivalents, and short-term investments: The estimated fair value for cash approximates carrying value and is classified as Level 1 given the nature of the investment.

Derivative instruments: The fair value of derivative instruments reflects the estimated amounts, net of payment accruals, which the Company would receive or pay upon sale or termination of the contracts at the reporting date. Derivative instruments classified as Level 2 include equity index call options. Derivative valuations are determined using pricing models with inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data.

Other invested assets: Partnership interests are valued based on the most recent net asset value (“NAV”) obtained from fund managers, adjusted for contribution and distribution activity to roll forward the NAV to the balance sheet date. As a result of using the NAV practical expedient to fair value, these investments are not classified in the fair value hierarchy.

Separate account assets: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. Fair values and changes in the fair values of the underlying funds accrue directly to the policy owners, and are not included in the Company's net income or surplus.

Accrued Investment Income: Due to the short-term nature of accrued investment income, the company believes there is minimal risk of material changes in interest rates or the credit of the issuer such that estimated fair value approximates carrying value.

Valuation Hierarchy

The Company's financial assets and liabilities carried at fair value have been classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100R, Fair Value. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest ranking to fair values determined using methodologies and models with significant unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

Level 1 - Values are unadjusted quoted prices in active markets for identical assets or liabilities. The size of the bid/ask spread is used as an indicator of market activity for bonds.

Level 2 - Inputs include quoted prices in markets that are not active or inputs that are observable either directly or indirectly. These inputs can include quoted prices for similar but not identical assets other than quoted prices in Level 1, quoted prices in markets that are not active, or other significant inputs derived from observable market data.

Level 3 - Certain inputs are unobservable (supported by little or no market activity) and significant to the fair value measurement. Unobservable inputs reflect the Company’s best estimate of what hypothetical market participants would use to determine a transaction price for the asset or liability at the reporting date.

25

Aspida Life Insurance Company

Notes to the Statutory-Basis Financial Statements
Years Ended December 31, 2024, 2023, and 2022
(in thousands)

Note 4. Fair Value Information (continued)

Fair Value Measurements

The following tables provide information about the Company’s financial assets and liabilities which are measured and reported at fair value in the Statements of Admitted Assets, Liabilities and Capital and Surplus:

	2024

	Level 1	Level 2	Level 3	NAV	Total
Assets at fair value:
Cash equivalents	$495,373	$—	$—	$—	$495,373
Derivatives	—	199,407	—	—	199,407
Other invested assets	—	—	—	151,158	151,158
Separate account assets	—	1,528	—	—	1,528
Total assets at fair value	$495,373	$200,935	$—	$151,158	$847,466

Liabilities at fair value:
Separate account liabilities	$—	$1,528	$—	$—	$1,528
Total liabilities at fair value	$—	$1,528	$—	$—	$1,528

	2023

	Level 1	Level 2	Level 3	NAV	Total
Assets at fair value:
Cash equivalents	$249,134	$—	$—	$—	$249,134
Derivatives	—	67,430	—	—	67,430
Other invested assets	—	—	—	20,789	20,789
Separate account assets	—	1,774	—	—	1,774
Total assets at fair value	$249,134	$69,204	$—	$20,789	$339,127

Liabilities at fair value:
Separate account liabilities	$—	$1,774	$—	$—	$1,774
Total liabilities at fair value	$—	$1,774	$—	$—	$1,774

The methodologies and inputs utilized in estimating the fair values of assets and liabilities measured and reported at fair value are reliant on the assumptions used. Fair value estimates are based on quoted market prices and commercially available vendor prices, when available. When those prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality. In instances where there is little or no market activity for the same or similar instruments, the Company estimates the fair value using methods, models and assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques involve some level of management estimation and judgment which may become significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect risk inherent in a particular methodology, model or input employed.

Fair Value of All Financial Instruments

26

Aspida Life Insurance Company

Notes to the Statutory-Basis Financial Statements
Years Ended December 31, 2024, 2023, and 2022
(in thousands)

Note 4. Fair Value Information (continued)

The aggregate fair value of the Company’s financial instruments and the level within the fair value hierarchy are presented in the following tables and the related admitted values.

	2024
Type of Financial instrument	Aggregate Fair Value	Admitted Value	NAV*	Level 1	Level 2	Level 3
Assets at fair value
Bonds	$6,383,974	$6,377,111	$—	$16,253	$5,251,703	$1,116,018
Preferred Stock	10,655	10,500	—	—	—	10,655
Common Stock	2,204	2,204	—	—	2,204	—
Mortgage Loans	278,554	276,836	—	—	—	278,554
Cash, cash equivalents, and short-term investments	581,650	581,650	—	581,650	—	—
Derivatives	199,407	199,407	—	—	199,407	—
Other invested assets	151,158	151,158	151,158	—	—	—
Separate account assets	1,528	1,528	—	—	1,528	—
Total assets at fair value	$7,609,130	$7,600,394	$151,158	$597,903	$5,454,842	$1,405,227
Liabilities at fair value
Separate account liabilities	$1,528	$1,528	$—	$—	$1,528	$—
Total liabilities at fair value	$1,528	$1,528	$—	$—	$1,528	$—

27

Aspida Life Insurance Company

Notes to the Statutory-Basis Financial Statements
Years Ended December 31, 2024, 2023, and 2022
(in thousands)

Note 4. Fair Value Information (continued)

	2023
Type of Financial instrument	Aggregate Fair Value	Admitted Value	NAV*	Level 1	Level 2	Level 3
Assets at fair value
Bonds	$2,673,588	$2,623,116	$—	$8,763	$2,193,535	$471,290
Common Stock	1,676	1,676	—	—	1,676	—
Mortgage Loans	1,615	1,615	—	—	—	1,615
Cash and cash equivalents	298,283	298,283	—	298,283	—	—
Derivatives	67,430	67,430	—	—	67,430	—
Other invested assets	20,789	20,789	20,789	—	—	—
Separate account assets	1,774	1,774	—	—	1,774	—
Total assets at fair value	$3,065,155	$3,014,683	$20,789	$307,046	$2,264,415	$472,905

Liabilities at fair value
Separate account liabilities	$1,774	$1,774	$—	$—	$1,774	$—
Total liabilities at fair value	$1,774	$1,774	$—	$—	$1,774	$—

* Investments measured at NAV as a practical expedient in determining fair value have not been classified in the fair value hierarchy

Note 5. Reinsurance

Effective December 1, 2023, the Company entered into a ceded reinsurance agreement with Aspida Re Cayman Ltd. ("AReC"), an affiliated Class B(iii) insurer domiciled in the Cayman Islands. In accordance with the terms of the reinsurance treaty, the Company, on a funds withheld coinsurance basis, ceded a quota share of the Company’s 2022 MYGA premiums and associated liabilities. Effective April 1, 2024, the Company amended this agreement to further cede, on a funds withheld coinsurance basis, 2023 and 2024 business issued on or before June 30, 2024. Effective July 1, 2024, the Company entered into an additional ceded reinsurance agreement with AReC on a funds withheld coinsurance basis, to cede a quota share of the Company's newly written and assumed premiums and the assumed liabilities for certain of the Company's MYGA and FIA products issued on or after July 1, 2024. Total ceded premiums for the year ended December 31, 2024 were $2,864,908 and total ceded reserves were $3,536,785. The Company also recognized $160,634 of commission as income as a result of this agreement.

Effective May 1, 2024, the Company entered into a ceded reinsurance agreement with a non-affiliated Class B(iii) insurer domiciled in the Cayman Islands. In accordance with the terms of the reinsurance treaty, the Company, on a funds withheld coinsurance basis, ceded a quota share of the Company's newly written premiums and the associated liabilities for certain of the Company's MYGA and FIA products issued on or after of May 1, 2024. Total ceded premiums were $511,076 and total ceded reserves were $490,096. The Company also recognized $42,857 of commissions and expense allowances on reinsurance ceded as a result of this agreement.

28

Aspida Life Insurance Company

Notes to the Statutory-Basis Financial Statements
Years Ended December 31, 2024, 2023, and 2022
(in thousands)

Note 5. Reinsurance (continued)

Effective June 1, 2024, the Company entered into an assumed reinsurance agreement with a non-affiliated insurer domiciled in the State of Delaware. In accordance with the terms of the reinsurance treaty, the Company, on a coinsurance basis, assumed a quota share of the cedant's newly written premiums and associated liabilities for a number of the cedant's fixed rate annuities beginning on June 1, 2024. Total assumed premiums were $345,764 and total assumed reserves were $357,628. The Company also recognized $9,856 of commissions and expense allowances on reinsurance assumed as a result of this agreement.

The Company manages risk of credit loss on reinsurance treaties with various forms of collateral or collateral agreements, including funds withheld arrangements and investment management agreements.

Expense allowances received from assumed reinsurance and paid with regards to ceded reinsurance were as follows for the years ended December 31, 2024, 2023, and 2022:

	2024	2023	2022
Reinsurance commissions and expense
Ceded	203,491	2,507	—
Assumed	(10,292)	(520)	(563)
Net	193,199	1,987	(563)

A summary of direct premiums and claims with the impact of reinsurance arrangements were as follows:

	2024	2023	2022
Premiums earned:
Direct	$3,814,150	$1,999,178	$627,055
Reinsurance assumed	345,764	1	—
Reinsurance ceded	(3,375,986)	(552,030)	(4)
Net premiums earned	783,928	1,447,149	627,051
Policy benefits:
Direct	44,016	16,802	3
Reinsurance assumed	7,008	6,916	5,059
Reinsurance ceded	(22,375)	(4)	(3)
Foreign Exchange	—	—	—
Net policy benefits	28,649	23,714	5,059
Insurance policy benefits
Direct	3,975,569	1,965,856	655,689
Reinsurance assumed	357,628	—	—
Reinsurance ceded	(3,474,099)	(552,779)	(19)
Net insurance policy benefits	859,098	1,413,077	655,670
Claim reserves:
Direct	11,465	5,032	—
Reinsurance assumed	—	—	—
Reinsurance ceded	(4,735)	—	—
Net claim reserves	$6,730	$5,032	$—

29

Aspida Life Insurance Company

Notes to the Statutory-Basis Financial Statements
Years Ended December 31, 2024, 2023, and 2022
(in thousands)

Note 5. Reinsurance (continued)

Changes in balances of special surplus finds are due to deferred reinsurance gains and the amortization of such gains in the current year. As of December 31, 2024 and 2023, there were reinsurance gains deferred into surplus of $34,673 and $8,853, respectively, and amortization of $43,526 and $0 for a total net change in special surplus funds of $(8,853) and $8,853 , respectively.

Note 6. Annuity and Claim Reserves

Withdrawal characteristics of individual annuity actuarial reserves were as follows:

	2024		2023
	Amount	Percentage of total	Amount	Percentage of total

Subject to discretionary withdrawal without adjustment	$6,954,725	100.0%	$2,621,528	100.0%
Not subject to discretionary withdrawal without adjustment	17	0.0%	17	0.0%
Total gross annuity reserves	6,954,742	100.0%	2,621,545	100.0%
Ceded reserves	4,026,897	57.9%	552,798	21.1%
Total net annuity reserves	$2,927,845	42.1%	$2,068,747	78.9%

All amounts pertain to the Company’s general account.

30

Aspida Life Insurance Company

Notes to the Statutory-Basis Financial Statements
Years Ended December 31, 2024, 2023, and 2022
(in thousands)

Note 6. Annuity and Claim Reserves (continued)

Net insurance reserves at December 31, 2024 and 2023 are comprised of the following:

	2024	2023
Insurance policy benefits:
Life:
Future policy benefits - life insurance	$—	$—
Additional accrual reserve-asset/liability analysis	—	—
Total life	—	—

Future policy benefits - annuities	2,927,845	2,068,747
Additional accrual reserve-asset/liability analysis	—	—
Total annuity	2,927,845	2,068,747

Supplemental contracts:
Insurance policy benefits - supplemental contracts	—	—
Total insurance policy claim reserves	—	—

Accident and health:
Policy reserves - credit and other accident and health	—	—
Insurance policy benefits - credit accident and health	—	—
Total accident and health	—	—
Total insurance policy benefits	2,927,845	2,068,747

Claim reserves:
Life	6,730	5,032
Accident and health:	—	—
Total claim reserves	6,730	5,032
Total insurance policy and claim reserves	$2,934,575	$2,073,779

31

Aspida Life Insurance Company

Notes to the Statutory-Basis Financial Statements
Years Ended December 31, 2024, 2023, and 2022
(in thousands)

Note 7. Federal Income Taxes

Components of the net deferred tax asset recognized in the Company’s Statement of Admitted Assets, Liabilities and Capital and Surplus are as follows:

	December 31, 2024
	Ordinary	Capital	Total
(a) Gross DTAs	$37,166	$—	$37,166
(b) Statutory valuation allowance adjustments	—	—	—
(c) Adjusted gross DTAs (a-b)	37,166	—	37,166
(d) DTAs nonadmitted	5,502	—	5,502
(e) Subtotal net admitted DTAs (c-d)	31,664	—	31,664
(f) DTLs	2,883	4,292	7,175
(g) Net admitted DTAs/DTLs (e-f)	$28,781	$(4,292)	$24,489

	December 31, 2023
	Ordinary	Capital	Total
(a) Gross DTAs	$27,828	$—	$27,828
(b) Statutory valuation allowance adjustments	—	—	—
(c) Adjusted gross DTAs (a-b)	27,828	—	27,828
(d) DTAs nonadmitted	3,104	—	3,104
(e) Subtotal net admitted DTAs (c-d)	24,724	—	24,724
(f) DTLs	2,086	4,243	6,329
(g) Net admitted DTAs/DTLs (e-f)	$22,638	$(4,243)	$18,395

	Change
	Ordinary	Capital	Total
(a) Gross DTAs	$9,338	$—	$9,338
(b) Statutory valuation allowance adjustments	—	—	—
(c) Adjusted gross DTAs (a-b)	9,338	—	9,338
(d) DTAs nonadmitted	2,398	—	2,398
(e) Subtotal net admitted DTAs (c-d)	6,940	—	6,940
(f) DTLs	797	49	846
(g) Net admitted DTAs/DTLs (e-f)	$6,143	$(49)	$6,094

32

Aspida Life Insurance Company

Notes to the Statutory-Basis Financial Statements
Years Ended December 31, 2024, 2023, and 2022
(in thousands)

Note 7. Federal Income Taxes (continued)

The December 31, 2024 and December 31, 2023 admitted balances are calculated and presented pursuant to SSAP 101R as follows:

	December 31, 2024
	Ordinary	Capital	Total
Admission calculation components:
SSAP No. 101R:
(a) Federal income taxes paid in prior years recoverable through loss carrybacks.	$—	$—	$—
(b) Adjusted gross DTAs expected to be realized (excluding the amount of DTAs from (a) above) after application of the threshold limitation. (the lesser of (b)1 and (b)2 below)	24,489	—	24,489
1 Adjusted gross DTAs expected to be realized following the balance sheet date.	24,489	—	24,489
2 Adjusted gross DTAs allowed per limitation threshold.	XXX	XXX	58,547
(c) Adjusted gross DTAs (excluding the amount of DTAs from (a) and (b) above) offset by gross DTLs.	2,883	4,292	7,175
(d) DTAs admitted as the result of application of SSAP No. 101. Total ((a) + (b) + (c))	$27,372	$4,292	$31,664

	December 31, 2023
	Ordinary	Capital	Total
Admission calculation components:
SSAP No. 101R:
(a) Federal income taxes paid in prior years recoverable through loss carrybacks.	$—	$—	$—
(b) Adjusted gross DTAs expected to be realized (excluding the amount of DTAs from (a) above) after application of the threshold limitation. (the lesser of (b)1 and (b)2 below)	18,395	—	18,395
1 Adjusted gross DTAs expected to be realized following the balance sheet date.	18,395	—	18,395
2 Adjusted gross DTAs allowed per limitation threshold.	XXX	XXX	51,638
(c) Adjusted gross DTAs (excluding the amount of DTAs from (a) and (b) above) offset by gross DTLs.	2,086	4,243	6,329
(d) DTAs admitted as the result of application of SSAP No. 101. Total ((a) + (b) + (c))	$20,481	$4,243	$24,724

33

Aspida Life Insurance Company

Notes to the Statutory-Basis Financial Statements
Years Ended December 31, 2024, 2023, and 2022
(in thousands)

Note 7. Federal Income Taxes (continued)

	Change
	Ordinary	Capital	Total
Admission calculation components:
SSAP No. 101R:
(a) Federal income taxes paid in prior years recoverable through loss carrybacks.	$—	$—	$—

(b) Adjusted gross DTAs expected to be realized (excluding the amount of DTAs from (a) above) after application of the threshold limitation. (the lesser of (b)1 and (b)2 below)	6,094	—	6,094
1 Adjusted gross DTAs expected to be realized following the balance sheet date.	6,094	—	6,094

2 Adjusted gross DTAs allowed per limitation threshold.	XXX	XXX	6,909
(c) Adjusted gross DTAs (excluding the amount of DTAs from (a) and (b) above) offset by gross DTLs.	797	49	846
(d) DTAs admitted as the result of application of SSAP No. 101. Total ((a) + (b) + (c))	$6,891	$49	$6,940

The Authorized Control Level RBC (excluding DTAs) percentage used for determining the above applicable period limitation and applicable percentage limitation for the years ended December 31, 2024 and 2023 is as follows:

	2024	2023
(a) Ratio percentage used to determine recovery period and threshold limitation
	680%	911%
(b) Amount of adjusted capital and surplus used to determine recovery period and threshold limitation in (b)2 above	$390,316	$344,256

	December 31, 2024
	Ordinary	Capital
Impact of tax-planning strategies:
(a) Determination of adjusted gross DTAs and net admitted DTAs, by tax character as a percentage.
1. Adjusted gross DTAs	$37,166	$—
2. Percentage of adjusted gross DTAs by tax character attributable to the impact of tax planning strategies	—%	—%
3. Net admitted adjusted gross DTAs	31,664	—
4. Percentage of net admitted adjusted gross DTAs by tax character admitted because of the impact of tax planning strategies	—%	—%
(b) The Company's tax-planning strategies do not include the use of reinsurance

34

Aspida Life Insurance Company

Notes to the Statutory-Basis Financial Statements
Years Ended December 31, 2024, 2023, and 2022
(in thousands)

Note 7. Federal Income Taxes (continued)

	December 31, 2023
	Ordinary	Capital
Impact of tax-planning strategies:
(a) Determination of adjusted gross DTAs and net admitted DTAs, by tax character as a percentage.
1. Adjusted gross DTAs	$27,828	$—
2. Percentage of adjusted gross DTAs by tax character attributable to the impact of tax planning strategies	—%	—%
3. Net admitted adjusted gross DTAs	24,724	—
4. Percentage of net admitted adjusted gross DTAs by tax character admitted because of the impact of tax planning strategies	—%	—%
(b) The Company's tax-planning strategies do not include the use of reinsurance
	Change
	Ordinary	Capital
Impact of tax-planning strategies:
(a) Determination of adjusted gross DTAs and net admitted DTAs, by tax character as a percentage.
1. Adjusted gross DTAs	$9,338	$—
2. Percentage of adjusted gross DTAs by tax character attributable to the impact of tax planning strategies	—%	—%
3. Net admitted adjusted gross DTAs	6,940	—
4. Percentage of net admitted adjusted gross DTAs by tax character admitted because of the impact of tax planning strategies	—%	—%

The Company has no significant DTLs that have not been recorded. Accordingly, there are no events that would cause unrecognized temporary differences to become taxable.

Current income taxes incurred consist of the following major components for the years ended December 31:

	2024	2023	Change
Current income tax:
(a) Federal income tax expense on operations	$—	$—	$—
(b) Foreign income tax expense on operations	—	—	—
(c) Subtotal	—	—	—
(d) Federal income tax on net capital gains	—	—	—
(e) Utilization of capital loss carry-forwards	—	—	—
(f) Other including prior period adjustments	—	4,752	(4,752)
(g) Federal and foreign income tax (benefit) expense	$—	$4,752	$(4,752)

35

Aspida Life Insurance Company

Notes to the Statutory-Basis Financial Statements
Years Ended December 31, 2024, 2023, and 2022
(in thousands)

Note 7. Federal Income Taxes (continued)

	2023	2022	Change
Current income tax:
(a) Federal income tax expense on operations	$—	$—	$—
(b) Foreign income tax expense on operations	—	—	—
(c) Subtotal	—	—	—
(d) Federal income tax on net capital gains	—	—	—
(e) Utilization of capital loss carry-forwards	—	—	—
(f) Other including prior period adjustments	4,752	(3)	4,755
(g) Federal and foreign income tax (benefit) expense	$4,752	$(3)	$4,755

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are:

	December 31, 2024	December 31, 2023	Change
DTLs:
Ordinary:
Policyholder reserves	$16,777	$12,827	$3,950
Deferred acquisition costs	10,499	5,308	5,191
Receivables - nonadmitted	393	111	282
Net operating loss carry-forward	9,398	7,701	1,697
Other	99	1,881	(1,782)
Subtotal	37,166	27,828	9,338
Statutory valuation allowance adjustment	—	—	—
Nonadmitted	5,502	3,104	2,398
Admitted ordinary DTAs	31,664	24,724	6,940
Capital
Investments	—	—	—
Net capital loss carry-forward	—	—	—
Real estate	—	—	—
Other	—	—	—
Subtotal	—	—	—
Statutory valuation allowance adjustment	—	—	—
Nonadmitted	—	—	—
Admitted capital DTAs	—	—	—
Admitted DTAs	$31,664	$24,724	$6,940

36

Aspida Life Insurance Company

Notes to the Statutory-Basis Financial Statements
Years Ended December 31, 2024, 2023, and 2022
(in thousands)

Note 7. Federal Income Taxes (continued)

	December 31, 2024	December 31, 2023	Change
DTAs:
Ordinary:
Investments	$2,817	$2,024	$793
Fixed assets	—	—	—
Deferred and uncollected premium	—	—	—
Policyholder reserves	—	—	—
Other	66	62	4
Subtotal	2,883	2,086	797
Capital:
Investments	4,292	4,243	49
Real estate	—	—	—
Other	—	—	—
Subtotal	4,292	4,243	49
DTLs	7,175	6,329	846
Net DTAs	24,489	18,395	6,093

The change in net deferred income taxes between December 31, 2024 and 2023 is composed of the following (this analysis is exclusive of nonadmitted DTAs as the Change in Nonadmitted Assets is reported separately from the Change in Net Deferred Income Taxes in the surplus section of the Annual Statement):

	December 31, 2024	December 31, 2023	Change
Total DTAs	$37,166	$27,828	$9,338
Total DTLs	7,175	6,329	846
Net DTA/DTL	29,991	21,499	8,492
Statutory valuation allowance	—	—	—
Net DTA/DTL after valuation allowance	29,991	21,499	8,492
Tax effect of unrealized gains (losses)	4,292	4,243	49
Statutory valuation allowance on unrealized	—	—	—
Change in net deferred income tax (expense)/benefit	$34,283	$25,742	$8,541

37

Aspida Life Insurance Company

Notes to the Statutory-Basis Financial Statements
Years Ended December 31, 2024, 2023, and 2022
(in thousands)

Note 7. Federal Income Taxes (continued)

The provision for Federal and foreign income taxes incurred is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes. The significant items causing these differences are as follows for the year ending December 31, 2024:

	Amount	Tax effect	Effective tax rate
Income from operations before income taxes	$(77,856)	$(16,349)	44.57%
Net realized capital gains before income taxes	41,174	8,646	-23.57%
Statutory pretax income	(36,682)	(7,703)	21.00%
IMR	499	105	-0.29%
Other permanent adjustments	(2,260)	(475)	1.29%
Change in nonadmitted assets	(1,346)	(283)	0.77%
Meals and entertainment	22	5	-0.01%
Income recorded and taxes in surplus	(8,853)	(1,859)	5.07%
Other, including prior period adjustments	7,950	1,669	-4.55%
Total statutory income tax	(40,670)	$(8,541)	23.28%

Federal income taxes incurred		—	—%
Tax on capital gains		—	—%
Prior period adjustments		—	—%
Change in net deferred income tax		(8,541)	23.28%
Total statutory income tax		(8,541)	23.28%

At December 31, 2024, the Company had an ordinary net operating loss carryforward (NOL) of $44,697, of which $7,569 which originated from the 2024 tax year and $37,128 which originated in the 2023 Tax year. At December 31, 2024, the Company had no capital loss carryforward or AMT credit carryforward.

Due to the Tax Cuts and Jobs Act of 2017 (the “TCJA”), carryback of NOLs generated after December 1, 2017 are disallowed. Therefore, ordinary income tax paid in years 2017 and prior may not be recouped in the event of future tax losses. Capital losses may still be carried back and forward for three and five years, respectively.

The Company paid $0, $0, and $4,752 ordinary income tax expenses for the years ended December 31, 2024, 2023, and 2022, respectively. The Company is part of a controlled group, as subsidiary of its 100% owner, Aspida Holdings, LLC. The Company's tax return is filed on a standalone basis and is not consolidated with any other entities. The Company does not have any tax loss contingencies for which it is reasonably possible that the total tax liability will significantly increase within 12 months of the reporting date. The Company does not owe any Repatriation Transition Tax (RTT), has made no payment, and does not expect to make any future payments to satisfy any RTT liability.

The Company does not have Alternative Minimum Tax credits.

On August 16, 2022, the Inflation Reduction Act of 2022 (the Act) was signed into law, with tax provisions primarily focused on implementing a 15% minimum tax on global adjusted financial statement income and a 1% excise tax on share repurchases. The Act is effective in 2024. The Company is a nonapplicable reporting entity for the Alternative Minimum Tax Credit.

38

Aspida Life Insurance Company

Notes to the Statutory-Basis Financial Statements
Years Ended December 31, 2024, 2023, and 2022
(in thousands)

Note 8. Borrowings

The Company was assigned a mortgage associated with the building contributed on March 31, 2023. The initial face value of the mortgage at issuance was $6,750 and the mortgage balance and accrued interest assumed by the Company at March 31, 2023 was $6,545. The mortgage balance and accrued interest at December 31, 2024 was $5,966. Interest expense is accrued at an annual fixed rate of 4.95%, assuming a 360 day year. The Company paid $310 in interest in the year ended December 31, 2024. The Company, as obligor, is subject to certain negative and affirmative covenants as detailed within the mortgage agreement, and is not in violation of any such covenants at December 31, 2024. The mortgage agreement has a remaining term of 31 months, with a balloon payment due on July 29, 2027.

During the year ended December 31, 2023, the Company became a member of the FHLB of Atlanta. Members are required to purchase and hold a minimum amount of FHLB capital stock, plus additional stock based on outstanding advances. The Company had no outstanding advances as of December 31, 2024. The Company did not have any pledged collateral to the FHLB as of December 31, 2024.

The Company holds $2,204 in FHLB of Atlanta Membership Stock and $0 in FHLB Activity Stock as of December 31, 2024. The Class B Membership Stock is not eligible for redemption.

Note 9. Related Party Transactions

The Company received capital contributions from Holdings LLC of $150,000 and $247,370 for the years ended December 31, 2024 and December 31, 2023, respectively. Of the $247,370 received in contributions for the year ended December 31, 2023, $2,370 of the contribution received was the Company’s home office building and land. The remaining $245,000 of contributions received during the years ended December 31, 2024 and December 31, 2023 were received in cash. During the period from January 1, 2025 to May 22, 2025, Holdings LLC provided capital contributions of $75,000.

Prior to, and as of, March 31, 2023, Aspida Holdings, LLC leased the home office building to Aspida Financial Services, LLC, an affiliated entity. After the contribution of the building to the Company, and effective April 1, 2023, Aspida Holdings, LLC assigned its rights as lessor in the lease agreement to the Company. During the years ending December 31, 2024 and December 31, 2023, the Company recognized $1,013 and $740 of rental income from the lease, respectively. As of December 31, 2024, the lease has a remaining term of 31 months with an automatic annual renewal, unless either party provides written notice of its intent to terminate the lease 90 days prior to expiration of the current lease. Future minimum payments receivable for the aforementioned lease as of December 31, 2025, 2026, 2027, 2028, and 2029, respectively, are $1,043, $1,074, $638, $0, and $0, respectively. During the years ended December 31, 2024 and December 31, 2023, the Company made capital improvements to the home office building valued at $739 and $1,731, respectively. Of this capital improvement amount, $345 was paid by Ares Insurance Solutions LLC, an affiliate that subleases space within the building from Aspida Financial Services, LLC, the primary tenant of the building.

The Company has $0 and $12,010 due from affiliates included in other amounts receivable under reinsurance contracts as of December 31, 2024 and 2023, respectively. The amount receivable relates to the reinsurance contract between the Company and Aspida Re Cayman, Ltd., an affiliated Class B(iii) insurer domiciled in the Cayman Islands.

The Company is party to a cost sharing agreement with affiliated companies Aspida Financial Services, LLC and Aspida Re Services, Ltd. During the years ended December 31, 2024, 2023, and 2022 the Company incurred expenses of $31,900, $23,944, and $10,679, respectively. These expense amounts are included in general insurance expenses on the Statements of Operations. At December 31, 2024, the Company held a payable due to Aspida Financial Services, LLC of $8,680 and a payable due to Aspida Re Services, Ltd. of $0. At December 31, 2023, the company held a payable due to Aspida Financial Services, LLC of $3,306 and a

39

Aspida Life Insurance Company

Notes to the Statutory-Basis Financial Statements
Years Ended December 31, 2024, 2023, and 2022
(in thousands)

Note 9. Related Party Transactions (continued)

payable due to Aspida Re Services, Ltd. of $147. These payable amounts are included in amounts payable to parent, subsidiaries and affiliates on the Statements of Admitted Assets, Liabilities and Capital and Surplus.

The Company's investments are managed by an affiliate, Ares Insurance Solutions LLC, subject to an investment management agreement. The Company incurred expenses of $11,621, $9,008, and $615 related to the services provided during the years ended December 31, 2024, 2023, and 2022, respectively. These expense amounts are included in the net expenses reported within Investment Income on the Statements of Operations. Of the incurred expenses $6,189 and $6,072 were due to Ares Insurance Solutions, LLC at December 31, 2024 and 2023, respectively. These payable amounts are included in amounts payable to parent, subsidiaries and affiliates on the Statements of Admitted Assets, Liabilities and Capital and Surplus.

As of December 31, 2024 and 2023, the Company invested in 9 and 4 affiliated limited partnership entities, respectively, the NAV of such investments being $142,379 and $20,789 respectively. The Company also invested in 10 and 12 affiliated ABS as of December 31, 2024 and 2023, respectively, the carrying value of these investments being $68,852 and $13,881, respectively.

Note 10. Contingencies and Commitments

The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position or results of operations of the Company.

As of December 31, 2024, the Company had unfunded commitments to invest in limited partnerships and asset-backed securities of $226,389 and $41,058, respectively, for a total unfunded commitment of $267,447.

Note 11. Dividends

The maximum amount of dividends which can be paid by insurance companies in the state of Michigan to shareholders and policyholders without prior approval of the Insurance Commissioner is subject to restrictions relating to surplus and net income. The maximum dividend payment which can be made without prior approval is limited to 10% of prior year’s surplus or prior year’s net income, excluding realized capital gains, whichever is greater. However, the state of Michigan requires that surplus not fall below $1,000. Under these provisions, the maximum amount which can be paid by the Company without the Commissioner’s approval is $0 due to the negative unassigned surplus as of December 31, 2024.

Note 12. Separate Accounts

The Company utilizes Separate Accounts to support and record segregated assets and liabilities related to variable annuity products. The Separate Account assets and liabilities represent segregated funds which are administered for policyholders. Investment risks associated with market value changes are generally borne by the policyholders, except to the extent of the minimum guarantees made by the Company. The assets of these accounts are carried at fair value.

40

Aspida Life Insurance Company

Notes to the Statutory-Basis Financial Statements
Years Ended December 31, 2024, 2023, and 2022
(in thousands)

Note 12. Separate Accounts (continued)

Information regarding the Separate Accounts legally insulated from the general account at December 31, 2024 and 2023 are as follows:

	Non-indexed Guarantee Less than/Equal to 4%	Non-indexed Guarantee More than 4%	Non-guaranteed Separate Accounts	Total

Premium, considerations or deposits for year ended 12/31/24	$—	$—	$—	$—
Reserves at fair value at 12/31/24	$—	$—	$1,528	$1,528

By withdrawal characteristics:
At fair value	$—	$—	$1,528	$1,528
Subtotal	$—	$—	$1,528	$1,528
Not subject to discretionary withdrawal	$—	$—	$—	$—

Total reserves	$—	$—	$1,528	$1,528

	Non-indexed Guarantee Less than/Equal to 4%	Non-indexed Guarantee More than 4%	Non-guaranteed Separate Accounts	Total

Premium, considerations or deposits for year ended 12/31/23	$—	$—	$—	$—
Reserves at fair value at 12/31/23	$—	$—	$1,774	$1,774

By withdrawal characteristics:
At fair value	—	—	1,774	1,774
Subtotal	—	—	1,774	1,774
Not subject to discretionary withdrawal	—	—	—	—
Total reserves	$—	$—	$1,774	$1,774

41

Aspida Life Insurance Company

Notes to the Statutory-Basis Financial Statements
Years Ended December 31, 2024, 2023, and 2022
(in thousands)

Note 12. Separate Accounts (continued)

A reconciliation of net transfers from separate accounts is as follows:

	2024	2023	2022
Transfers to Separate Accounts	$—	$—	$—
Transfers from Separate Accounts	523	217	222
Net transfers from Separate Accounts	(523)	(217)	(222)
Transfers as reported in the statements of operations in the	$(523)	$(217)	$(222)

Note 13. Reconciliation to Statutory Annual Statement

During preparation of the 2024 financial statements, the Company adjusted realized gains on derivative expirations. The adjustment resulted in adjustments to realized gains and losses and federal income taxes. The Company also reclassified amounts from reinsurance receivable to reinsurance payable to align with net amounts due and payable, respectively. These adjustments are reflected in the financial statements as of December 31, 2024. The following is a reconciliation of amounts previously reported to state regulatory authorities in the 2024 Annual Statement to those reported in these financial statements. There were no reconciling items in 2023 or 2022:

	December 31, 2024	December 31, 2023
Total admitted assets as reported in the Company's Annual Statement	$7,905,081	$3,080,855
Overstatement of Other amounts receivable under reinsurance contracts	(189,562)
Overstatement of Net deferred tax asset	(4,062)
Total admitted assets as reported in the accompanying financial statements	$7,711,457	$3,080,855

Total liabilities as reported in the Company's Annual Statement	$7,487,313	$2,728,829
Overstatement of Other amounts payable on reinsurance	(198,816)
Overstatement of Amounts withheld or retained by reporting entity as agent or trustee	(10,949)
Understatement of Funds held under reinsurance treaties with unauthorized and certified reinsurers	859
Total liabilities as reported in the accompanying financial statements	$7,278,407	$2,728,829

Total capital and surplus as reported in the Company's Annual Statement	$417,768	$352,026
Understatement of Unassigned funds (surplus)	15,282
Total capital and surplus as reported in the accompanying financial statements	$433,050	$352,026

42

Aspida Life Insurance Company

Notes to the Statutory-Basis Financial Statements

Years Ended December 31, 2024, 2023, and 2022

(in thousands)

Note 13. Reconciliation to Statutory Annual Statement (continued)

	December 31, 2024	December 31, 2023	December 31, 2022
Net loss as reported in the Company's Annual Statement	$(56,026)	$(48,758)	$(54,543)
Understatement of Net realized capital gains (losses) (excluding gains (losses) transferred to the IMR) less capital gains tax	19,344
Net loss as reported in the accompanying financial statements	$(36,682)	$(48,758)	$(54,543)

Note 14. Subsequent Events

Subsequent events have been considered by management review through May 22, 2025, the date the financial statements were available to be issued.

See Note 9 for subsequent events pertaining to related parties.

Effective January 1, 2025, Aspida Holdings, Ltd. redomesticated from Bermuda to the Cayman Islands. Effective April 1, 2025 the Company amended its treaty with an affiliated reinsurer to adjust quota shares of issued premiums and associated liabilities ceded on and after April 1, 2025.

There are no other subsequent events that have occurred that would require recognition or disclosure in these financial statements.

43

PART C

OTHER INFORMATION

Item 27. Exhibits

Description		Location
(a)	Board of Directors Resolution	Not Applicable
(b)	Custodian Agreements	Not Applicable
(c)	Underwriting Contract	Filed herewith
(d)(1)	ICC24C-RILA1015 - Annuity Contract	Filed herewith
(d)(2)	ICC24R-2028 - Return Of Premium Rider	Filed herewith
(d)(3)	ICC24R-2029 – Performance Lock Benefit Rider	Filed herewith
(d)(4)	ICC24DS-2029 – Performance Lock Data Page	See Note 1
(d)(5)	ICC24DS - Data Section Page	See Note 1
(d)(6)	ICC24CRS-RILA1015 – Crediting Rate Strategies	Filed herewith
(d)(7)	ICC22END-3013 - Waiver of Withdrawal Charges for Required Minimum Distribution	Filed herewith
(d)(8)	ICC22END-3012 - Waiver of Withdrawal Charges for Nursing Home Confinement	Filed herewith
(d)(9)	ICC22END-3016 - Waiver of Withdrawal Charges for Terminal Illness	Filed herewith
(e)	ICC24A-4023 – Application Page	Filed herewith
(f)(1)	Aspida Certificate of Incorporation	See Note 1
(f)(2)	Aspida Bylaws	See Note 1
(g)	Reinsurance Contracts	Not Applicable
(i)	Cost Sharing Agreement by and among Aspida Life Insurance Company and certain affiliated entities in the Aspida Group dated January 1, 2022	Filed Herewith
(k)	Legal Opinion	Filed herewith
(l)	Consent of Ernst & Young LLP	Filed herewith
(o)	Form of Initial Summary Prospectus	Filed herewith
(p)	Powers of Attorney	See Note 1

Note 1. Incorporated herein by reference to Initial Filing of N-4 Registration Statement (File No. 333-283346) filed on November19, 2024.

Item 28. Directors and Officers of the Insurance Company

Officer Name	Business Address	Position
Lou Everett Hensley	2327 Englert Drive Durham, NC 27713	President & CEO
Brian Christopher Stewart	2327 Englert Drive Durham, NC 27713	CFO and Treasurer
Michael William Farley	2327 Englert Drive Durham, NC 27713	Chief Risk Officer
Taiesha Laini Cantwell McBroom	2327 Englert Drive Durham, NC 27713	Chief Legal Officer & Secretary
Alessandro Giuseppe Seidita	2327 Englert Drive Durham, NC 27713	Chief Information Officer
Sandra Racis Ball	2327 Englert Drive Durham, NC 27713	Chief People Officer
Christopher Bernard Motta	2327 Englert Drive Durham, NC 27713	Chief Actuary
Rajesh Krishnan	2327 Englert Drive Durham, NC 27713	Chief Investment Officer

Director Name	Business Address	Position
Lou Everett Hensley	2327 Englert Drive Durham, NC 27713	Director
Thomas Ryan Myrick	2327 Englert Drive Durham, NC 27713	Director
David Michael Reilly	2327 Englert Drive Durham, NC 27713	Director
Gregory Andrew Boyko	2327 Englert Drive Durham, NC 27713	Director (Independent)
Linda Diane Forte	2327 Englert Drive Durham, NC 27713	Director (Michigan Independent)

Item 29. Persons Controlled by or Under Common Control with the Insurance Company

Stockholders: Class A, Non-Voting, Class B and Class C Stockholders (1)
Ares Management Corporation (DE)
Ares Owners Holdings L.P. (DE) 01-0605609
3.21% Class A (economics and voting and non-voting)
96.79% Class A (economics and voting and non-voting)
Public Investors
67.16%
32.84%
Ares Holdings L.P. (DE) 01-0605583
Ares Finance Co. LLC (DE) 47-1883491
Ares Finance Co. II LLC (DE) 38-4151935
Ares Finance Co. III LLC (DE) 87-1302550
Ares Finance Co. IV LLC (DE) 87-4310857
Ares AMWH Holdings, Inc. (DE) 46-1559680
AIP GP, LLC (DE) 84-3341692
100% through direct and indirect ownership
Ares Management LLC (DE)
Ares Insurance Solutions LLC (DE) 84-2695158
Ares Insurance Partners, L.P. (Cayman) 98-1506088
Aspida Holdings Ltd. (Cayman) 98-1690280
Insurance Company
Publicly Traded Entity
Trust
Aspida Cayman Risk Ltd. (Cayman)
Aspida Life Re Cayman Ltd. (Cayman Islands) 98-1769249
Aspida Holdings, LLC (DE) 87-0933738
Aspida Bermuda Holdings Ltd. (Bermuda)
Aspida Financial Distributors, LLC (DE) 88-2747627
Aspida Life Insurance Company (MI) 22-3219879 NAIC: 67423
Aspida Re (Bermuda) Ltd. (Bermuda) 98-1537358
Aspida Financial Services, LLC (NC) 47-4223933
Aspida India Holdings LLC (NC) 87-4586299
Aspida Re Cayman Ltd. (Cayman Islands) 98-1756727
Aspida Risk Advisors, LLC (DE) 87-0919723
Aspida Life Re Ltd. (Bermuda) 98-1294532 AIIN: AA-3191165
1%
99%
ALIC Mortgage Trust (DE)
ALIC Mortgage Trust II (DE)
SFR Investments I Trust (DE)
Aspida Business Solutions India Private Limited (India)
Aspida Re Services Ltd. (Bermuda)

- Common stock ownership 100% unless otherwise indicated
- Equity ownership information is as of June 30, 2025.

Item 30. Indemnification

Pursuant to applicable provisions of the Company’s by-laws and/or other internal corporate policies adopted by the Company, the directors, officers, and other designated or covered employees of the Company, who are made or threatened to be made a party to an action or proceeding, may be eligible to obtain indemnification, to the fullest extent permitted by law, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys’ fees, incurred as a result of such action or proceeding.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Principal Underwriter

(a)	Not applicable.
(b)	The following are the directors and officers of the Principal Underwriter:

Name	Business Address	Position
Deidre Patten	2327 Englert Drive Durham, NC 27713	Chief Executive Officer
Ivana M Shaumberg	2327 Englert Drive Durham, NC 27713	Financial & Operations Principal
Taiesha Laini Cantwell McBroom	2327 Englert Drive Durham, NC 27713	Corporate Secretary
Kim Stanton	2327 Englert Drive Durham, NC 27713	Chief Compliance Officer

(c)	Compensation to Principal Underwriter during last fiscal year:

(1)	(2)	(3)	(4)	(5)
Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption or Annuitization	Brokerage Commissions	Other Compensation
Aspida Financial Distributors, LLC	$0	$0	$0	$0

Item 31A. Information about Contracts with Index-Linked Options and Fixed Options Subject to a Contract Adjustment

Name of the Contract	Number of Contracts outstanding	Total value attributable to the Index-Linked Option and/or Fixed Option subject to a Contract Adjustment	Number of Contracts sold during the prior calendar year	Gross premiums received during the prior calendar year	Amount of Contract value redeemed during the prior calendar year	Combination Contract (Yes/No)
ICC24C-RILA1015	0	$0	0	$0	$0	No

Item 32. Location of Accounts and Records

Not applicable.

Item 33. Management Services

Not applicable.

Item 34. Fee Representation and Undertakings

(a)	Not applicable.
(b)	The Insurance Company undertakes the following:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement to include any prospectus required by section 10(a)(3) of the Securities Act; and

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof

SIGNATURES

Pursuant to the requirement of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized, in the City of Durham, State of North Carolina, on the 29th day of August 2025.

ASPIDA LIFE INSURANCE COMPANY

By:	/s/ Lou Everett Hensley
Lou Everett Hensley, President & CEO
(Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Lou Everett Hensley	Director, President & CEO	August 29, 2025
Lou Everett Hensley	(Principal Executive Officer)

*	Director	August 29, 2025
Gregory Andrew Boyko

*	Director	August 29, 2025
Lisa Forte

*	Director	August 29, 2025
Thomas Ryan Myrick

*	Director	August 29, 2025
David Michael Reilly

/s/ Brian Christopher Stewart	Chief Financial Officer and Treasurer	August 29, 2025
Brian Christopher Stewart	(Principal Financial Officer)

/s/ Michael McCrary	Vice-President, Controller	August 29, 2025
Michael McCrary	(Principal Accounting Officer)

By:	/s/ Taiesha McBroom
Taiesha McBroom
*Attorney-in-Fact

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Exhibit Index

Exhibit No.	Exhibit

27(c)	Underwriting Contract
27(d)(1)	ICC24C-RILA1015 - Annuity Contract
27(d)(2)	ICC24R-2028 - Return Of Premium Rider
27(d)(3)	ICC24R-2029 – Performance Lock Benefit Rider
27(d)(6)	ICC24CRS-RILA1015 – Crediting Rate Strategies
27(d)(7)	ICC22END-3013 - Waiver of Withdrawal Charges for Required Minimum Distribution
27(d)(8)	ICC22END-3012 - Waiver of Withdrawal Charges for Nursing Home Confinement
27(d)(9)	ICC22END-3016 - Waiver of Withdrawal Charges for Terminal Illness
27(e)	ICC24A-4023 – Application Page
27(i)	Agreement between Aspida Life Insurance Company (“ALIC”), Aspida Financial Services, LLC (“AFS”) and all US based entities in the Aspida Group dated January 1, 2022
27(k)	Legal Opinion
27(l)	Consent of Ernst & Young LLP
27(o)	Form of Initial Summary Prospectus

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